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05013116

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manila Electric Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 0 8 2005
THOMSON FINANCIAL

FILE NO. 82- 3237 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 12/7/05

US SEC
File No. 82-3237

COVER SHEET

ARIS
12-31-04

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-A
[For the year ended December 31, 2004]
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. **For the fiscal year ended:** *December 31, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Number:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **(SEC use only) Industry Classification Code:**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*

   Postal Code: *0300*
8. **Telephone Numbers:** *631-5571 and 631-5572* **Area Code:** *0300*
9. **Former name or former address:** *Not applicable*
10. **Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:** *(as of December 31, 2003)*

Title of Each Class	*Number of Shares of Common Stock Outstanding (Par Value at P10.00 per share)*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P119.4 billion as of December 31, 2004*

11. **Are any or all of these securities listed on the Philippine Stock Exchange:**

YES [x] NO [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

Philippine Stock Exchange *Class "A" and "B"*

12. **Check whether the issuer:**

(a) **has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);**

YES [x] NO [ ]

(b) **has been subject to such filing requirements for the past ninety (90) days:**

YES [x] NO [ ]

13. **State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstance, provided the assumptions are set forth in this Form.**

The aggregate market value of voting stock held by non-affiliates of the registrant as of March 31, 2005:

Shares:	*Closing Prices:*	*Aggregate*
Class A = 603,378,079	*Class A = P18.25*	*11.0 billion*
Class B = 402,949,026	*Class B = P26.00*	*10.5 billion*

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this report:

(a) **Summary of Land Account**

(b) **Consolidated Financial Statements and Schedules**

PART I – BUSINESS AND GENERAL INFORMATION

Item 1. Business

1) **Business Development**

The name of the issuer is Manila Electric Company, also known as MERALCO, a corporation duly organized on May 5, 1919 under the laws of the Republic of the Philippines.

Meralco's subsidiaries are Meralco Industrial Engineering Services Corporation (Miescor), Corporate Information Solutions, Inc. (CIS), Rockwell Land Corporation, Meralco Energy, Inc. (MEI), e-Meralco Ventures, Inc. (e-MVI), Asian Center for Energy Management (ACEM), Meralco Financial Services Corporation (Finserve).

Meralco Industrial Engineering Services Corporation (Miescor) was incorporated on December 5, 1973. It is engaged in engineering and construction activities related to power generation, transmission and distribution, industrial plants, water resources and communications. Miescor has four subsidiaries: Miescor Builders, Inc., an operation and maintenance company for electric transmission and distribution; Landbees Corporation, a general services firm specializing in repair and maintenance of facilities, tools and equipment; Clark Electric Distribution Corporation, a joint venture with Angeles Electric Corporation which maintains and operates the electric distribution system inside the Clark Special Economic Zone; and, Miescor USA, Inc., an engineering company based in San Jose, California. Miescor continues to support its mother company, Meralco, by providing line design services for its various branches and assistance in the refund project.

Corporate Information Solutions, Inc. (CIS), incorporated in 1974, is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability. With continuing efforts and much focus on its core competencies, CIS ended the year 2004 with a 53% increase in net income from year 2003 while almost paying in full its external loans. Such achievements were attributed to the increasing client base for both its Solutions and Data Center groups, and increasing business for Bayad Center™.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. It is a property development company initially tasked to develop the 15.5-hectare Rockwell Center into a prime residential and commercial area. The Manansala and Joya condominium towers contributed to Rockwell Land's robust performance in 2004. By the end of the year, The Manansala was 98% sold while the Joya Towers & Lofts, being well on its way to the top, was 52% sold. The Power Plant Mall became more alive with improved patronage. The Mall's aggressiveness in areas of marketing, cinema and bowling operations contributed significantly to its revenue. Mall occupancy is expected to reach 98% toward the second half of 2005 as it welcomes flagship retailers to bring more excitement and dynamism to mall traffic and activities. With the last unit of Manansala sold in February and Joya to be targeted 90% sold by year-end , 2005 is anticipated to be even better for Rockwell Land.

Meralco Energy, Inc. (MEI), provider of loadside energy services to Meralco customers, was officially formed in June 2000. Starting operations with preventive maintenance of customer substations, the company grew to include all chemical and electrical tests, emergency troubleshooting, supply and installation of major electrical equipment and minor construction. In line with its objective to add at least one product or service to its Energy Management business per year, MEI introduced the Efficient Lighting Retrofit services to big energy users in the franchise area. By helping customers manage their energy use more efficiently, MEI believes that it can become more competitive thereby allowing them to stay longer in Meralco's grid. The Facilities Management business of MEI was also extended to customers outside the franchise area. In 2004, they provided transformer repair and preventive maintenance services to V-M-C Rural Electric Service Cooperative, Inc. located in Manapla, Negros Occidental.

e-Meralco Ventures, Inc. (e-MVI) was registered with the Securities and Exchange Commission on June 22, 2000. It was established as the new-economy arm of Meralco and provides a fiber-optic-based technology for the transmission of data over a robust, reliable, scalable, secure and cost-effective communications highway. e-MVI, through alliances forged with its various partners, caters to the telecommunications requirements of domestic and international carriers, Internet or telecom service providers, data centers and businesses of all sizes. With e-MVI's value creating services, business entities enjoy the benefits of choice – access to applications, facilities and telecom services not offered by their present service providers; while telecom service providers are able to service clients outside their network coverage area. Thus e-MVI reaffirms its strategic position as a true "carrier's carrier".

Asian Center for Energy Management (ACEM), was formally incorporated on November 2001. The Center was created with the vision of becoming the premiere center for cooperation in the Asian energy industry through the development of policy researches and studies in the field of energy management and the dissemination of such, through various means of information sharing.

Meralco Financial Services Corporation (Finserve) was incorporated in March 2002 as a way for Meralco to enhance shareholder value creation and to expand customer service offerings through finance-related products and services. Finserve continued to expand its Integrated Direct Marketing (iDM) business line by launching the following businesses in 2004: 1) CURRENT, the first pure direct mail magazine in the country which is distributed house-to-house to targeted A-B residential customers of Meralco, and 2) Finserve Call Center, which caters to local businesses that have requirements for either inbound or outbound customer sales and service calls.

BUSINESS OF ISSUER

The principal business of the issuer is the distribution and supply of electric energy. Its market is categorized into four (4) major customer classes and the relative contribution to sales of each is as follows:

Customer Class	2004	2003	2002
Residential	35.5%	35.8%	35.7%
Commercial	35.6%	35.1%	34.9%
Industrial	28.4%	28.5%	28.8%
Streetlights	0.6%	0.6%	0.6%
Total	100.0%	100.0%	100.0%

The principal sources of power of the issuer, and their relative contribution to its total requirements, are as follows:

Supplier	2004	2003	2002
National Power Corporation	59.2%	58.7%	64.7%
First Gas	29.7%	32.1%	23.5%
Quezon Power	8.3%	8.2%	7.8%
Duracom and others	2.9%	1.1%	4.0%
Total	100.0%	100.0%	100.0%

Distribution Methods of the Products or Services

After its generating plants were sold to the government in 1979, Meralco's core business became electric distribution and supply.

Bulk or wholesale power is received at 230 kV and 115 kV at 11 major delivery points and distribution voltages at minor points of delivery. From the major delivery points, 115 kV subtransmission circuits bring power to 60 major distribution substations and eventually to 47 distribution substations and primary served consumers.

Distribution is predominantly an overhead radial system with provision for interconnection, but there are pockets of underground distribution and secondary network systems. Primary distribution voltages are mainly 34.5 kV wye grounded, 13.8 kV delta, 13.2 kV wye grounded, 8.3 kV wye grounded, 6.24 kV wye grounded and 4.8 kV delta. Utilization voltages are 230 volts single-phase or three-phase and 460 volts. System frequency is 60 Hz.

There is no publicly-announced new product or service being undertaken or developed by the Company.

Competition

The Company has long operated as a monopoly. However, with the enactment of RA 9136 or the Electric Power Industry Reform Act of 2001 (EPIRA), the Company's business will be unbundled into two: distribution (wires), which remains a natural monopoly and will thus be regulated, and supply, which will no longer be considered a public utility and will be open and competitive.

There will be a phased approach toward retail competition or competition in the supply business. This will start for customers with loads of at least 1 MW, after certain conditions precedent specified by the law have been met. Last September 21, 2004, the Energy Regulatory Commission (ERC) issued a Resolution prescribing the timeline for the implementation of Retail Competition and Open Access. According to the Resolution, retail competition is expected to commence in the Luzon grid on July 1, 2006. Furthermore, the ERC is also drafting a number of guidelines for the implementation of retail competition, including rules for "Open Access Distribution Service" and the licensing of retail electricity suppliers.

Sources and Availability of Raw Materials

On November 21, 1994, Meralco entered into a 10-year power supply contract with National Power Corporation (NPC) commencing on January 1, 1995. Although the implementation of the contract had brought about disputes between Meralco and NPC, the parties entered into mediation talks in 2003 to resolve and settle the issues. The mediation discussions eventually resulted in a Settlement Agreement, which will take effect upon approval by the ERC.

Currently, Meralco is negotiating with NPC/PSALM on a Transition Supply Contract, pursuant to RA 9136. (PSALM refers to the Power Sector Assets and Liabilities Management Corporation created by RA 9136.)

Meralco also entered into power purchase agreements separately with Quezon Power Philippines Limited Co. (QPPL) on August 12, 1994, with First Gas Power Corporation (FGPC) on March 14, 1995 and with FGP Corp. on January 9, 1997 (FGPC and FGP Corp. are collectively referred to as "First Gas"). Under the terms of the agreements, these independent power producers (IPPs) are committed to sell and deliver electric power and energy to Meralco, and Meralco is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The state-owned NPC continues to be Meralco's main power supplier. However, since QPPL and First Gas began commercial operations in 2000, more of Meralco's energy requirements has been sourced from the IPPs in recent years. 2004 in particular saw the IPPs accounting for approximately 41% of Meralco's energy requirements.

Transition Supply Contract

RA 9136 stipulates that NPC is required to submit to the ERC for approval Transition Supply Contracts (TSCs) that were negotiated with distribution utilities. Under the said law, utilities having TSCs with NPC may nominate their contract demand net of quantities already committed with eligible IPPs. Meralco and NPC/PSALM are presently negotiating such a TSC.

Transactions with and/or Dependence on Related Parties

Transactions with affiliates consist principally of purchases of electrical equipment, contracted services, sharing of facilities and maintenance of power station and project advances.

Franchise Area

The franchise area of Meralco is approximately 9,337 square kilometers. This covers twenty-four (24) cities and eighty-seven (87) municipalities in Luzon as of 2004.

Grant of Consolidated 25-year Franchise

Last June 9, 2003, Republic Act 9209 took effect, granting Meralco a franchise "to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal, and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga." The franchise is for 25 years and consolidates 50 previously held franchises covering 111 cities and municipalities located in Metro Manila and six other provinces.

RA 9209 is the first franchise granted by the Philippine Congress following the passage of the EPIRA. Under EPIRA, Congress has the exclusive power to grant electric distribution franchises, repealing Section 43 of Presidential Decree 269, which had delegated franchising powers to the National Electrification Commission.

Effect of Existing or Probable Government Regulations on the Business

RA 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. The Implementing Rules and Regulations (IRR) was approved by the Joint Congressional Power Commission (JCPC) and signed by the Secretary of Energy last February 27, 2002.

The EPIRA and its IRR have an impact on the industry as a whole and the Company in particular, providing for, among others: (1) the privatization of the ownership and/or operation of NPC's generation and transmission assets, contracts and functions; (2) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply, separating regulated and non-regulated business activities; (3) the introduction of competition in the generation and supply of power; and (4) the unbundling and rationalization of electricity rates and charges.

<u>Business Separation and Unbundling Plan</u>

Section 36 of RA 9136 and its Implementing Rules and Regulations mandate electric power industry participants to structurally and functionally unbundle their business activities and thus file a Business Separation and Unbundling Plan (BSUP) for approval by the ERC. To facilitate the implementation of such provisions, the ERC promulgated the Business Separation Guideline, which provides the framework for the plans to be filed by the industry participants. Meralco submitted its BSUP Application last December 1, 2004, which is currently being evaluated by the regulator.

Open Access Distribution Service

In preparation for open access, the ERC is drafting a variety of guidelines that will govern the introduction and implementation of retail competition. These include rules on Open Access Distribution Service (OADS), which will set forth the terms and conditions for unbundled electricity service provided by distribution utilities. According to the initial timetable set by the ERC, the target date for the approval and publication of the OADS is on June 22, 2005.

Distribution Wheeling Rates Guidelines

The ERC, in a Resolution dated December 20, 2004, promulgated the Distribution Wheeling Rates Guidelines (DWRG). The DWRG is based on the performance-based rate-making regime, which offers utilities incentives to improve performance and reduce costs, and which is expected to result in lower electricity rates to consumers in the long term. This was in accordance with the provision in the EPIRA giving ERC the authority to adopt alternative forms on internationally-accepted methodologies for setting distribution wheeling rates.

System Loss Guidelines for Distribution Utilities

In accordance with EPIRA, which gave ERC the authority to set system loss caps of distribution utilities, ERC promulgated its "System Loss Guidelines for Distribution Utilities." The Guidelines, which took effect on November 4, 2004, segregate system losses into three categories: technical, non-technical, and administrative losses. Separate caps will then be established for the segregated losses. The ERC has directed distribution utilities to submit their applications on their proposed system loss caps and other data requirements on or before November 4, 2005.

Magna Carta for Residential Electricity Consumers

The Magna Carta for Residential Electricity Consumers was approved by the ERC and took effect on July 19, 2004 to promote consumer interests. The Magna Carta is a compilation of the rights and obligations of residential electricity customers. The ERC subsequently released guidelines on the implementation of certain sections of the Magna Carta.

In 2004, the ERC promulgated a number of rules and guidelines that affected or will affect Meralco's rates to end-users.

Automatic Adjustment of the Generation and System Loss Charges

Last October 13, 2004, the ERC approved the Guidelines on the Automatic Adjustment of the Generation and System Loss Charges of Distribution Utilities. The Guidelines, which replaced the previous Generation Rate Adjustment Mechanism (GRAM), allow rates to better reflect the true cost of electricity since changes in the generation cost are immediately manifested on customers' bill. In addition, the Guidelines also provide for the automatic adjustment of System Loss Rates following corresponding changes in the generation costs.

Adjustment of Transmission Rates (TRAM)

The ERC is also currently drafting rules that will establish a process for the periodic adjustment of transmission rates by distribution utilities.

Unbundling of Meralco's Tariffs

In an Order dated May 30, 2003, the ERC approved new unbundled rate schedules for Meralco, which the company implemented starting June 2003. The new rates unbundle or itemize the monthly bills to customers according to cost and function.

Oppositors to the unbundling case subsequently filed a Petition for Review with the Court of Appeals, requesting that the ERC rulings be overturned. On July 22, 2004, the CA nullified the ERC's decisions and directed that the case be remanded back to the ERC for further proceedings. The ERC was also directed to have Meralco's books audited by the Commission on Audit. Although Meralco asked the CA to reconsider its ruling, the CA denied last January 24, 2005 Meralco's Motion for Reconsideration.

Last February 11, 2005, the ERC filed a "Petition for Review" before the Supreme Court, asking for the reversal and setting aside of the July 2004 Decision and January 2005 Resolution of the CA. Meralco also filed a separate Petition contesting the CA ruling before the Supreme Court on March 11, 2005. Both the ERC and Meralco petitions are pending before the High Court.

Petition for a General Tariff Adjustment

Last October 10, 2003, Meralco filed with the ERC a petition to update the company's tariffs to more recent cost levels, through a 13.58 centavos adjustment of its charges. In an Order dated November 27, 2003, the ERC provisionally allowed Meralco to adjust its rates by an average of 12 centavos per kWh beginning January 2004.

However, the Freedom from Debt Coalition (FDC), along with three party-list congressmen, filed with the Supreme Court a petition for a Temporary Restraining Order (TRO) or a Status Quo Order against the implementation of Meralco's rate adjustment last December 23, 2003. The High Court subsequently issued a Status Quo Order on the rate adjustment last January 13, 2004. In compliance with the Court's Order, the Company suspended the implementation of the rate adjustment provisionally approved by the ERC. The Supreme Court eventually issued a June 15, 2004 Resolution declaring void the ERC Order. According to the Supreme Court, the PA granted by ERC was given with grave abuse of authority, considering the failure of Meralco to publish its application to adjust rates and the failure of the ERC to rule on and consider motions and arguments raised by oppositors prior to the ERC's issuance of the PA.

The ERC and Meralco filed separate Motions for Reconsideration with the High Court last July 1, 2004. The matter is still pending with the Supreme Court.

Petition for a Local Tax Adjustment Clause

A recent rate-related filing of Meralco was the Application for a Local Tax Adjustment Clause, dated December 16, 2004. Under the Local Government Code, local government units have started to implement new local taxes and fees aside from the local franchise tax. Meralco is therefore seeking to recover such costs through the adoption of a recovery mechanism for local taxes.

Recovery of Deferred Purchased Power Adjustments

In April 2002, the ERC ordered Meralco to stop collecting any deferred or unbilled Purchased Power Adjustments (PPA), pending an accounting and evaluation by the Commission. The unbilled PPA relates to a portion of purchased power costs in 2000 and 2001 that were not immediately passed on to customers, estimated at P9.3 billion as of September 2002. The ERC questioned the manner in which Meralco has been recovering its costs on a deferred basis.

Following its evaluation, the ERC had allowed Meralco to recover a portion of these costs amounting to P8.1 billion over approximately three years, broken down as follows: collection of the P5.76 billion of unbilled PPA commencing April 2003 at P0.0875 per kWh, collection of the P835 million of unbilled PPA commencing June 2003 at P0.0127 per kWh, and collection of P1.5 billion commencing February 2004 at P0.0224 per kWh.

Meanwhile, in an Order dated September 20, 2004, the ERC resolved the final pending issue on the recoverability of the remaining P1.2 billion deferred PPA pertaining to QPPL's transmission line costs. Of the said amount, ERC allowed Meralco to recover P367 million, through a charge to customers of P0.008/kWh for 24 months, starting November 2004. Further, of an estimated $13.2 million/year in transmission charges that QPPL imposes on Meralco, ERC ordered that only about $9.0 million/year may be recovered from customers. The bulk of disallowances was for "schedule extension costs," which ERC believes "were caused by management inefficiency on the part of NPC. Accordingly, the Meralco customers should not shoulder said additional costs."

Customer Refund

In April 2003, the Philippine Supreme Court affirmed an earlier November 2002 decision that income taxes should not form part of Meralco's operating expenses for purposes of calculating its return on rate base, or RORB, and has ordered the company to refund an estimated P30 billion representing principally the income tax component of its rates from February 1994 to May 2003.

In consideration of the logistical requirements of the refund process and the company's ability to fund the payout, the company has proposed to pay the refund over four phases, starting with the company's smallest customers. By the end of December 2004, Meralco had completed the processing of refunds for active and terminated residential and general service customers. This covers 5.1 million customers, representing 98% of customers entitled to a refund. The amount processed for refund stands at P11.6 billion, or 38% of the total refundable amount.

Meanwhile, Meralco submitted to ERC last September 3, 2004 a proposal for the implementation of Phase 4 of the Refund, covering Meralco's commercial and industrial customers. According to Meralco's submission, Phase 4 shall be further divided into two sub-phases. Phase 4A will comprise small (or those with a contracted demand of less than 40 kilowatts) commercial and industrial accounts, as well as government hospitals and metered streetlighting customers. Meanwhile, Phase 4B, which covers about

25,000 accounts, will be composed of the company's medium, large, very large, and extra large industrial and commercial customers.

Meralco has proposed to commence Phase 4 this 2005, through fixed credit to bills over a period of 36 and 63 months, for Phases 4A and 4B, respectively. In addition, qualified customers under Phase 4B will have the option to receive a financial instrument with a liquidity feature. On January 5, 2005, the ERC issued an order for Meralco to implement Phase 4A starting January 2005 until June 2006 and further directed the Parent Company to submit specific details on the implementation of Phase 4B.

However, Meralco was also recently informed by the Bureau of Internal Revenue (BIR) that it will impose a withholding income tax on the refund to customers under Phase 4 and appoint Meralco as a withholding agent. Meralco, thus, filed a Manifestation and Motion with the ERC last January 28, 2005, requesting for an indefinite deferment of the implementation of Phase 4A until the BIR releases the revenue regulation and to allow Meralco to prepare for compliance with the BIR guidelines.

Costs and Effects of Compliance with Environmental Laws

It is in electric generation where the costs and effects of compliance with environmental laws would be significant. Meralco, as a distributor, has endeavored through the contracts it has signed with IPPs to promote environmentally clean fuel and technology. First Gas Power, which has a power supply contract with Meralco, utilizes natural gas from the Camago-Malampaya field. Another IPP that has a contract with Meralco, Quezon Power, will be burning coal but using technology that allows the plant to meet strict environmental standards or emissions.

Considering that Meralco is engaged in distribution of electric power, the costs of compliance with environmental laws are being shouldered by these IPPs.

Number of the registrant's employees

Total count of employees for the period ending 2004 stands at 5,963 and is projected to be maintained at this level up to the end of year 2005. Attached is a list of classification of employees based on position class/roles.

Attachment 1: Definition of employee classification based on position class/roles.

Classification of Employees (By Role/Job Classification)

ERC – COC	CLASSIFICATION	DEFINITION	COUNT*
	LEADSHIP		
1. Management	1. Top Management	G2 & Up Heads	**159**
	2. Middle Management	G3 Heads	
2. Supervisory	3. Junior Management	G4 Team Leaders and Other Supervisory Positions	**1,239**
	NON-LEADSHIP		
3. Technical	1. Professional / Technical	Consists of employees who carry out professional functions in engineering, medical, legal, accounting, HR and education, and other fields. Work requires consistent exercise of discretion and judgment.	**983**
4. Non-Technical/Administrative	2. Office Operations	Consists of personnel who provide direct support to processes/operation of the organization	**3,852**
	3. General Administrative	Consists of administrative/clerical personnel who provide support to the resource management function of the Office of the Head.	
	4. Skilled / Trade	Workers in this group are engaged in tasks, using and operating hand tools and motorized equipment to fabricate, construct, process, install or repair materials, equipment and structural parts utilizing special techniques, training and experience.	
TOTAL			**5,963**

**Employee Count: As of December 31,2004*

Source: HR Planning

Meralco has two labor unions, namely, the Meralco Employees and Workers Association (MEWA) and the First Line Association of Meralco Supervisory and Employees (FLAMES), for Rank-and-File (R&F) and Supervisory employees, respectively, R&F includes employees in PG I-VI numbering 1,678 while Supervisory are those in PG VII-XII numbering 3,380. In the last two CBA negotiations (FLAMES: signed in December 2002; MEWA: signed in December 2003), both went smoothly with the terms and conditions of the CBA amicably settled by both parties.

Both CBA for the two labor unions will end on November 30, 2005. The MEWA negotiations held last December 2003 was for the remaining 2 years of the 5-year CBA signed on December 21, 2000. On the other hand, FLAMES signed the 3-year CBA last December 20, 2002.

Item 2. Properties

Attached are the following:

- Update of Leased Offices
- Schedule of Property Plant and Equipment
- Update of Leased Substations
- Summary of Land Account (location and description)

The real properties enumerated in the Summary of Land Account are used as sites for the Company's transmission lines, substations, operating/service centers, and principal/district/branch offices.

With respect to limitation of ownership, all property, real, personal and mixed, tangible and intangible owned by the Company as of December 31, 1957 and all property, real, personal and mixed, tangible and intangible which may hereafter be acquired by it, situated in the Republic of the Philippines, and necessary or appropriate to the public utility plant and business of the Company and to its operation as a going concern, excepting such property as expressly excepted and excluded from the lien and operation of the indenture, are mortgaged in favor of the Bank of the Philippine Islands (formerly Peoples Bank and Trust Company) as Trustee for the benefit of bondholders.

MERALCO

Updated List of Leased Offices

As of April 11, 2005

Branch, Extension & Payment Offices

Office/Lessor	Address/Location	Area in sq. m.	Rate Per sq. m.	Monthly Rental	Term	Period Covered
SUPPLY						
BRANCHES-Ms. Rosario Q. Paragas						
A. Pasig Sector-Head, Mr. Pio D. Reyes, Loc. 8707						
1. Rodriguez Payment Office	E. Rodriguez Highway, Rodriguez, Rizal	70.00	P 251.43	P 17,600.00	1 Yr.	Dec. 01, 2004 - Nov. 30, 2005
(Mrs. Virgilio A.. Cruz)						
B. Sta. Rosa Sector-Head, Mr. Carl G. Aquino, Loc. 7855						
1. Trece Martirez Extension Office	162 Luciano St. Trece Martirez City,	105.00	P 315.50	P 33,128.18	2 Yrs.	Sep 01, 2003 - Aug 31,2005
(Mrs. Regina D. Dimaraan)	Cavite					
2. Bahayang Pag-Asa Payment Office	Corner of Bahagyang Pag-Asa Road &	86.40	P 307.56	P 26,573.41	1 Yr.	Jan 01, 2005 - Dec 31, 2005
(Ms. Evelyn E. Eusebio)	Molino Road, Bacoor, Cavite					
3. GMA Extension Office	MCM Building, Governor's Drive,	232.00	P 367.91	P 85,357.03	1 Yr.	Jan 01, 2005 - Dec 31, 2005
(Mr. Macario C. Mendoza)	National Highway, Cavite					
4. Silang Extension Office	No. 132 J. Rizal St., Silang, Cavite	98.86	P 439.22	P 43,422.27	1 Yr.	Dec 01, 2004 - Nov 30, 2005
(Mr. Ernesto H. Belardo)						
5. Metropolis Extension Office	South Superhighway, Alabang, Muntinglupa	133.00	P 966.30	P 128,518.69	1 Yr.	Jun 01, 2004 - May 31, 2005
(Manuela Corporation)	City, Metro Manila					
6. Los Banos Payment Office	National highway, Barangay Anos,	104.00	P 370.19	P 38,500.00	2 Yrs.	Nov 01, 2004 - Oct 31, 2006
(Mr. Jose M. Abalos)	Los Banos, Laguna					
7. Mauban Extension Office	33 Quezon Extension, Mauban, Quezon	64.00	P 23.43	P 1,500.00	Extn'd	Apr 01, 2005 - Mar 31, 2006
(Mr. Tomas Ladines)						
C. Valenzuela Sector-Head, Mr. Rustico C. De Borja, Jr. Loc. 8644						
1. Marilao Extension Office	Unit No. 7, Commercial Building, along	140.00	P 184.57	P 25,839.87	1 Yr.	Jan 16, 2005 - Jan 15, 2006
(Epifanio & Cecilia Guillermo)	MacArthur Highway, Marilao, Bulacan					*(on going negotiation)*

US SEC
File No. 82-3237

MERALCO

Updated List of Leased Offices

As of April 11, 2005

Branch, Extension & Payment Offices

Office/Lessor	Address/Location	Area in sq. m.	Rate Per sq. m.	Monthly Rental	Term	Period Covered
2. San Miguel Extension Office (Mrs. Rebecca S. David)	53 Tecson Street, Poblacion, San Miguel, Bulacan	109.00	P 265.95	P 28,989.18	1 Yr.	Nov 01, 2004 - Oct 31, 2005
3. Hagunoy Extension Office (ACC Farmer's Dev. Corp.)	Along Sto. Nino St., Hagonoy, Bulacan	83.00	P 469.57	P 38,974.34	1 Yr.	Feb 01, 2005 - Jan 31, 2006
4. Sapang Palay Extension Office (Mr. Rodolfo Garcia)	Area I, Block 29, Lot 2, Sapang Palay, San Jose Del Monte, Bulacan	93.18	P 124.44	P 11,595.67	1 Yr.	Feb 01, 2005 - Jan 31, 2006
5. San Jose Del Monte Extension Office (Mr. Conrado L. Giron)	KM. 30, Tungkong Mangga, San Jose Del Monte, Bulacan	70.50	P 350.60	P 24,717.50	1 Yr.	Sept 01, 2004 - Aug 31, 2005
6. Navotas Extension Office (Mrs. Remedios M. Mendoza)	Chow Queen Commercial Building, 865 M. Naval Street, Navotas, Metro Manila	180.00	P 225.88	P 46,059.86	1 Yr.	Jan 01, 2005 - Dec 31, 2005
7. Camarin Extension Office (Mrs. Erlinda Estrella)	CEER Building, Camarin Road, Kalookan City, Metro Manila	62.00	P 259.75	P 16,105.10	1 Yr.	Jun 01, 2005 - May 30, 2006
D. Central Design-Head, Mr. Abraham T. Rivera						
1. Central Design Office (MIESCOR)	5th Floor Renaissance Towers 1000 Meralco Avenue, Pasig City, Metro Manila	654.36	P 275.00	P 179,949.00	1 Yr.	Mar 1, 2005 - Feb 29, 2006
			TOTAL MONTHLY RENTAL :	P 746,830.10		

Prepared by:	Checked and Verified by:	Noted by:	Approved by:
R. B. Rubio	R. A. Rondolo	L. V. G. Dela Paz	C. U. Dacanay
Jr. Deeds Clerk	Supervisor, Realty	Unit Leader, Real Property Admin.	AF Team Leader, Realty Services

/rbr

MERALCO

A. Updated List of Leased Substation Sites

As of January 3, 2005

Schedule of Real Estate Rental and Association Dues Payable for Year 2005

No.	Due Date	PAYEE	PARTICULAR	RENTAL	COVERAGE	FREQUENCY
1	Jan. 01, 2005	Atty. Emigdio Tanjuatco	Tanay Substation Site A-463 sq. m.	P 96,408.00	Jan. 01, 2005 - Dec. 31, 2005	Yearly
2	Jan. 15, 2005	City Government of Batangas	Batangas City Substation Site A = 1,400 sq. m.	P 42,000.00	Nov. 01, 2004 - Oct. 31, 2005	Yearly
3	Jan. 31, 2005	Madrigal Business Park Commercial Estate Association, Inc	Ayala-Alabang Substation Site Association Dues A = 2,400 sq m.	P 108,000.00 or P 97,200.00	Jan. 1, 2005 - Dec. 31, 2005 (net of 10% discount)	Yearly
4	Feb. 01, 2005	Republic of the Philippines Department of Finance (under Privatization & Management Office)	Kamagong Substation Site A = 1,327 sq. m	P 278,511.74	Feb. 1, 2005 - Jan. 31, 2006	Yearly
5	Feb. 10, 2005	DENR-National Capital Region	Binondo Substation Site A = 177 sq.m. revocable permit Application No. V-4870 (E.V. 1651)	P 550.50	Feb. 9, 2005 - Feb. 8, 2006	Yearly
6	Feb. 15, 2005	Makati Commercial Estate Association, Incorporated (MACEA)	Legaspi Substation Site Association Dues A = 2,447 sq. m.	P 9,788.00 or P 8,809.00	Jan. 1, 2005 - Dec. 31, 2005 (net of 10% Discount)	Yearly
7	May 01, 2005	University of the Philippines System	IRRI - UP Los Baños Substation Site A = 2,500 sq. m.	P 144,000.00	May 3, 2005 - May 2, 2006	Yearly
8	Jun. 15, 2005	Philippine National Railways	Tutuban Substation Site A = 2,475 sq. m.	P 173,272.00	Jun. 15, 2005 - Jun. 14, 2006	Yearly
9	Jul. 10, 2005	DENR-National Capital Region	Binondo Substation Site A = 506 sq. m. Lease Application No. V - 2355 (E-134)	P 2,677.00	Jul. 23, 2005 - Jul. 22, 2006	Yearly

MERALCO

A. Updated List of Leased Substation Sites

As of January 3, 2005

Schedule of Real Estate Rental and Association Dues Payable for Year 2005

No.	Due Date	PAYEE	PARTICULAR	RENTAL		COVERAGE	FREQUENCY
10	Aug. 01, 2005	Philippine National Railways	Tondo Substation Site	P 941,652.33		Aug. 01, 2005 - Jul. 31, 2006	Yearly
			A = 1,250 sq. m.				
11		Philippine National Railways	Tabang Substation Site	P 60,403.20		Jan. 01, 2005 - Dec. 31, 2005	Yearly
			Bo. Tikay, Malolos, Bulacan				
			A = 192 sq. m (right-of-way)				
			(Rental @ P 314.60/sq. m.)				
12		University of Philippines	Diliman Substation Site	P 1.00		Aug. 11, 1993 - Aug. 10, 2023	Yearly
			A = 7,984 sq. m.			(Usufruct for 30 years)	
			Total Annual Rental:		**P 1,857,263.77**		
13		Manila International Airport Authority	NAIA 3 Substation Site	P 68,386.71		Feb. 1, 2005 - Jan. 31, 2006	Monthly
			A = 1,831 sq. m.				
14		VCGT Realty Corporation	Manggahan Substation Site	P 144,795.18		Jul. 01, 2005 - Jun. 30, 2006	Monthly
			A = 2,816.26 sq. m.				
			Total Monthly Rental :	**P 213,181.89**			
				x 12 Months			
			Total Rental Per Annum :		**P 2,558,182.68**		
			Grand Total :		**P 4,415,446.45**		

Prepared by:	Checked and Verified by:	Noted by:	Approved by:
R. B. Rubio	R. A. Rondolo	L. V. G. Dela Paz	C. U. Dacanay
Jr. Deeds Clerk	Supervisor, Realty	**Unit Leader, Real Property Admin.**	**AF Team Leader, Realty Services**

/rbr

16

MERALCO

B. Updated List of Leased Repeater Station Sites and Tower/Transmission Lines R/W

As of January 3, 2005

Schedule of Real Estate Rental and Association Dues Payable for Year 2005

No.	Due Date	PAYEE	PARTICULAR	RENTAL		COVERAGE	FREQUENCY
1	Jan. 15, 2005	Aquilana Pedraja	BTL - R/W at Junction, Cainta, Rizal	P 6,000.00		Jan. 01, 2005 - Dec. 31, 2005	Yearly
2	Feb. 10, 2005	Office of the Non-Fund	Permit Fee of 115 KV	P 8,500.00		Feb. 8, 2005 - Feb. 7, 2006	Yearly
		HHSG, PA, Fort Bonifacio	Transmission Line (Rockwell/Malibay)				
3	Sept. 05, 2005	Manuel D. Briones	Mt. Banoy Repeater Station Site	P 63,000.00		Sept. 1, 2005 - Aug. 31, 2006	Yearly
			A = 121 sq. m.				
4	Sept. 10, 2005	Marbe De Torres Contreras, et. Al.	Mt. Banahaw Repeater Station Site	P 72,000.00		Sept. 1, 2005 - Aug. 31, 2006	Yearly
			A = 197 sq. m.				
5	Dec. 10, 2005	Sps. Danilo G. Reyes and	Sariaya Repeater Site	P 156,000.00		Dec. 1, 2005 - Nov. 30, 2006	Yearly
		Melinda P. Reyes	Bo. Mamala - 2				
			A = 500 sq. m.				
6		Philippine National Railways	1,962 Poles	P 294,300.00		Jan. 1, 2005 - Dec. 31, 2005	Yearly
			(Along PNR Track from				
			North to South)				
			Total Annual Rental :		**P 599,800.00**		
7		Bayan Telecoms, Incorporated	Mt. Landing Repeater Station Site	P 12,000.00		Mar. 1, 2005 - Feb 28, 2006	Monthly
8		Hospicio De San Jose	2 Steel Towers & 2 Steel Poles R/W	P 65,000.00		Oct. 1, 2003 - Sept. 30, 2028	Monthly
			plus donation	P 5,000.00		(on going negotiation)	
			Total Monthly Rental :	P 82,000.00			
				x 12 Months			
			Total Rental Per Annum :		**P 984,000.00**		
			Grand Total :		**P 1,583,800.00**		

Prepared by:	Checked and Verified by:	Noted by:	Approved by:
R. B. Rubio	**R. A. Rondolo**	**L. V. G. Dela Paz**	**C. U. Dacanay**
Jr. Deeds Clerk	**Supervisor, Realty**	**Unit Leader, Real Property Admin.**	**AF Team Leader, Realty Services**

/rbr

US SEC
File No. 82-3237

MERALCO

C. Updated List of Properties Maintained By Contracted Overseer

As of January 3, 2005

Schedule of Real Estate Rental and Association Dues Payable for Year 2005

No.	PAYEE	PARTICULAR	RENTAL		COVERAGE	FREQUENCY
1	Romeo R. Alcantara	Mt. Imok Repeater Station Site Bo. San Mateo, Calauan, Laguna	P 1,200.00		Jan. 01, 2005 - Dec. 31, 2005	Monthly
2	Lamberto M. Briones	Mt. Banoy Repeater Station Site Bo. Talumpoc Silangan, Batangas City	P 2,500.00		Jan. 01, 2005 - Dec. 31, 2005	Monthly
		Total Monthly Service Fee	**P 3,700.00**			
			x 12 Months			
		Annual Service Fee		**P 44,400.00**		

Prepared by:	Checked and Verified by:	Noted by:	Approved by:
R. B. Rubio	**R. A. Rondolo**	**L. V. G. Dela Paz**	**C. U. Dacanay**
Jr. Deeds Clerk	**Supervisor, Realty**	**Unit Leader, Real Property Admin.**	**AF Team Leader, Realty Services**

/rbr

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
SCHEDULE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2004

ASSETS	LOCATION		BALANCE December 31, 2004
IN SERVICE			
LAND & LAND IMPROVEMENTS	Various Locations	P	23,352,012,444
BUILDING AND IMPROVEMENT	Various Locations		4,868,768,208
STATION EQUIPMENT	Various Locations		22,726,563,000
TOWERS & FIXTURES	Various Locations		68,157,699
POLES & FIXTURES	Various Locations		17,125,153,148
OVERHEAD TRANSMISSION & DISTRIBUTION SYSTEM	Various Locations		14,795,444,222
LINE TRANSFORMERS & INSTALLATION	Various Locations		16,865,007,411
CONSUMER METERS & INSTALLATION	Various Locations		12,170,440,744
STREETLIGHTING & SIGNAL SYSTEM	Various Locations		817,096,217
OFFICE FURNITURE & FIXTURES	Various Locations		(223,111,751)
TOOLS & SHOP EQUIPMENTS	Various Locations		341,702,659
COMMUNICATION EQUIPMENT	Various Locations		4,758,740,127
TRANSPORTATION EQUIPMENT	Various Locations		1,200,211,557
OTHER TANGIBLE PROPERTY	Various Locations		3,355,765,948
CONTRIBUTION IN AID OF CONSTRUCTION			(497,699,788)
TOTAL		**P**	**121,724,251,845**
NOT IN SERVICE			
LAND & LAND IMPROVEMENTS			-
BUILDING AND IMPROVEMENT			-
CONSTRUCTION WORK IN PROGRESS			4,622,759,818
TOTAL		**P**	**4,622,759,818**

Prepared By :

R.A. de Castro
R. A. DE CASTRO/N. Z. MARCOJOS
4-7-05

Reviewed By :

R. J. DE LARA
4-7-05

Noted By :

R. G. ORLINO 4/7/05

MANILA ELECTRIC COMPANY
SUMMARY OF LAND AND LAND RIGHTS
AS OF DECEMBER 31, 2004

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
BOTOCAN TRANSMISSION LINES (110 KV)		
Santol Street- E. Rodriguez Sr. Blvd. Route	46811	24,493
E. Rodriguez Sr. Blvd. - San Juan River Route	35913	42,919
San Juan River - Katipunan Ave. Route	46812	219,076
	35915	54,250
		273,326
Katipunan Ave. - Marikina River Route	35915	36,405
	46813	11,074
		47,479
Gardner Transmission Line Right of Way	S-79863	3,975
Bgy. Sucat, Muntinlupa City		
Bgy. San Pedro, Makati City	6937	8,609
Guadalupe-Tejeros-Olympia Carline		
Pasig River - Lopez Jaena Street	6938	13,278
Bgy. Sta. Rosa, Pasig City	193	817
(Napindan Hydraulic Project)		14,095
Bgy. Camarin, Caloocan City		
Transmission Right of Way	22310	2,713
Ibayo-Napindan, Taguig, M. M.	OCT-691	215
Ibayo-Napindan Transmission Right-of-Way		
P. Naval St., Bgy. Malaya, Pililia, Rizal	3254	284
Bgy. Pinagkamaligan, Bgy. Poblacion, Tanay, Rizal	Lot-1164	120
J. Abad Santos St. cor. Quirino St.	Lot-1165	45
Tanay Extension Office		165
Sta. Mesa to Marikina		tract of land
Sta. Ana to Junction, Pasig City		tract of land

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Botocan, Majayjay, Laguna Site I - Substation Site Botocan Substation	T-92138	10,391
Bgy. Botocan, Majayjay, Laguna Site II - Trans. Right of Way	T-43563 1431	18,909 4,741
Between Botocan & Balanas Liners		23,650
Bgy. Suyok (Kay Buto) Tanay, Rizal Tanay Transmission Line Right-of-Way	M-81342	337
Bgy. May-Iba, Antipolo City, Rizal Antipolo Transmission Line Right-of-Way	(26774) 399525	1,170
Kaayusan cor. Kaluwagan St. Karangalan Village, Santolan, Pasig city	(PT-84312) 86541 (PT-84313) 86542	1,478 2,833
BOTOCAN 115KV LINE (Meralco Tower)		4,311
San Guillermo, Morong, Rizal	no tct yet	573
Bgy. Dolores, Taytay, Rizal	699325	4,372
9th Ave., cor Sevilla St. cor D. Aquino St., Caloocan City GRACE PARK SUBSTATION	(14962) 11001	1,300
Bgy. Camarin, Caloocan City CAMARIN SUBSTATION	322885 322886	8,962 152
		9,114
A. Flores St., Ermita, Manila ERMITA SUBSTATION	48429	1,639
J. Rizal Street, Bgy. Pamplona, Las Piñas City LAS PIÑAS SUBSTATION	S-79858	2,082
Sta. Cecilla Road, Sitio Kubo-Kob, Bgy. Pamplona Mapulang Lupa, Las Piñas City PAMPLONA SUBSTATION	40739	7,915
Bgy. Ibayo, Las Piñas, Metro Manila ZAPOTE SUBSTATION	T-84881 T-78492 47095 436747/S-78299	740 711 342 467
		2,260

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
McKinley Road, Forbes Park, Makati City FORBES PARK SUBSTATION	64899	1,000
Vito Cruz cor Kakarong Street, Makati City MAKATI SUBSTATION	S-51742	1,791
Amorsolo St. cor Lumbang St., Kayamanan C Subd., Makati City MALIBAY SUBSTATION	S-79682 S-51742	4,900 2,096 6,996
L. Guinto St. cor Dagonoy St., Malate, Manila MALATE SUBSTATION	22048 22049	369.2 1029.7 1398.9
M. H. Del Pilar, L Roque, Bgy. Tugatog, Provincial Road, Malabon MALABON SUBSTATION	T-94885	7,476
EDSA, Bgy. Wack-Wack, Mandaluyong City MANDALUYONG SUBSTATION (Wack-Wack)	12100 12097	1,264 769 2,033
EDSA SHOEMART-SHANGRI-LA, Mandaluyong City SM - SHANGRI- LA SUBSTATION	9152 11368	604 500 1,104
Marikina (A.C. 34.5 Feederline) (From Miriam College to Bgy Malanday, Marikina City)	N-39141 N-46245 N-38764	2,137 958 3,197 6,292
St. Joseph St., Bgy. Barangka, Marikina City BARANGKA CHORILLO PROPERTY	N-30470	300
East Drive, Santan St., Marikina Heights, Bgy. Parang, Marikina City PARANG SUBSTATION	N-30467	5,050
Guerilla St., Bgy. Sto. Niño, Marikina City (Formerly Sto. Niño Substation) VACANT	N-30472	700
Kapitan Moy Street, Sta. Elena, Marikina City MELI SUBSTATION	N-30471	894
Katipunan Ave., Loyola Heights, Quezon City MARIKINA SUBSTATION	46813	3,463

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Alabang Hills Subd. Road, Bgy. Cupang, Muntinlupa City ALABANG SERVICE CENTER	64471	3,553
National Road, Bgy. Putatan, Muntinlupa City MUNTINLUPA SUBSTATION	S-79861	1,560
Madrigal Business Park, Phase 3, Bgy. Alabang, Muntinlupa City AYALA-ALABANG SUBSTATION/BRANCH OFFICE	T-210119	2,400
Plaza Dilao, Paco, Manila PACO SUBSTATION	(61536) 240564	1,034.4
	(137786) 240519	209.9
	(180640) 240517	209.7
	(137785) 240920	209.8
	(137784) 240515	342.3
	(137783) 240921	422.6
	(180641) 240518	250
	(196644) 240514	896.6
	(69456) 240513	245.6
	(152094) 240922	784.1
	(152095) 240923	1,142.2
	(152096) 240924	1,112.5
	(152097) 240925	164.5
		7,024.2
Isla de Provisor, D. Romualdez St., Paco, Manila TEGEN SUBSTATION	146850	10,891.3
Quirino Ave., Bgy. Tambo, Parañaque City PARAÑAQUE SUBSTATION	S-79855	1,157
Sun Valley Subd., Bgy. La Huerta, Parañaque City SUN VALLEY SUBSTATION	S-79859	1,612.5
	T-44095	583
		2,196
Sta. Cecilia St., Bgy. San Dionisio, Parañaque City B. F. PARAÑAQUE SUBSTATION	T-120937	6,898
S. Antonio Avenue/ Pilapil Sts., Bgy. Kapasigan, Pasig City PASIG SUBSTATION	12098 (41550)	1,450
Elisco Road, Kalawaan Sur, Taguig, Metro Manila (Inside National Steel Corp. Compound) TAGUIG SUBSTATION	308397	5,021

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Canley Road cor Orambo Drive, Bgy. Bagong	PT-105095	198.5
Ilog, Pasig City	PT-105096	320
HILLCREST DRIVE SUBSTATION	PT-105097	217
	PT-105098	347.5
	PT-105094	227
		1,310
EDSA, San Roque near BLTB Terminal, Pasay City	4385	2,500
PASAY SUBSTATION		
P. Tuazon St., Gen. Romulo, Cubao, Quezon City	33825	1,970
CUBAO SUBSTATION		
Along Banawe Ave. cor Del Monte Avenue,	RT-53270(30108)	792.2
Quezon City	RT-53270(30108)	600
LA LOMA SUBSTATION		1,392.2
Quirino Hi-way, Novaliches, Quezon City	63451	7,677
NOVALICHES SUBSTATION		
P. dela Cruz St., Bgy. San Bartolome,	N-136291	3,704
Novaliches, Quezon City		
KAYBIGA SUBSTATION		
Scout Santiago Rallos St., Diliman, Quezon City	17720	797.2
QUEZON CITY SUBSTATION	17721	784.7
		1,581.9
Santol Street, Bgy. San Isidro, Quezon City	46811	10,569
STA. MESA SUBSTATION	107627	16.5
	107628	82.8
	107629	100.7
	(RT-8116) 107631	9.7
	110430	118.4
	111780	804.9
	115549	1,804.4
	(RT-123538) 105119	1,063
		14,568.5
N. Domingo St., San Juan, Metro Manila	42264	1,334
SAN JUAN SUBSTATION		
A. H. Lacson St. (formerly Gov. Forbes St.)	28895	375
Sampaloc, Manila	28215	1,000
SAMPALOC SUBSTATION		1,375
Pedro Gil (Herran) Jesuitas St., Sta. Ana, Manila	59501	1068.48
STA. ANA SUBSTATION		

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Cordillera Street, Bacood, Manila PANDACAN SUBSTATION	81178	1,200
Abad Santos cor New Antipolo St., Tondo, Manila NORTH PORT SUBSTATION	81211	7,303
La Torre corner Narra Street, Tondo, Manila	59986	221.8
PALOMAR SUBSTATION	59081	417.1
	59927	351
	59783	175.5
		1165.4
Mc Arthur Highway, Bgy. Malinta,	T-146230	140
Valenzuela City		2,593
MALINTA SUBSTATION		2,733
Bgy. Bagbaguin (Canumay), Valenzuela City	V-53151	2,627.50
BAGBAGUIN SUBSTATION	V-53152	201.00
	V-53154	269.00
	V-55380	417.00
	V-55376	267.00
	V-55428	50.00
	V-55366	217.00
	V-55379	534.00
	V-55437	65.00
	V-55439	1,285.50
	V-53079	637.00
	V-55440	20.50
		6,590.50
Ortigas Avenue Extension Bgy. Sto. Domingo, Cainta, Rizal CAINTA SUBSTATION	159233	10,905
Bgy. Mayani - Concepcion, Baras, Rizal	M-68784	3,000
BARAS PROPERTY (VACANT)	M-16069	113
		3,113
Bgy. Dolores, Taytay, Rizal TAGUIG-DOLORES 115KV RIGHT-OF-WAY	OCT-No.1172 663866	2,347
Philec Road, Bgy. Dolores, Taytay, Rizal DOLORES SUBSTATION	548416	28,714
Near Dragon Cement, Bgy. Dulong Bayan Teresa, Rizal TERESA I SUBSTATION	M-1602	6,648

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Sukol Highway, Bgy. Iba, Antipolo City	216628	1,000
TERESA II SUBSTATION	216629	1,000
	216630	1,000
	216631	1,000
	223294	2,117
		6,117
Sumulong Highway, Bgy. Mambugan,	234662	160
Masinag, Antipolo City	234663	2,304
MASINAG SUBSTATION	234664	1,802
	234665	781
	234666	460
		5,507
Sitio Sagbat, Bgy. Maybangkal, Morong, Rizal MORONG SUBSTATION	M-733	1,726
Gomez St., Kapalaran Subd., Bgy. San Juan, Taytay, Rizal TAYTAY SUBSTATION	96326	1,030
Bgy. May-Iba, Antipolo, Rizal	399524	1,050
Poblacion, Bgy. Hulo, Sta. Cruz, Angat	T-35360	1,000
ANGAT SUBSTATION	T-35360	45
		1,045
Mc Arthur Highway, Bgy. Burol Primero Balagtas, Bulacan BALAGTAS SUBSTATION	68515	2,650
La Trinidad, Bgy. Bundukan, Bocaue, Bulacan BOCAUE SUBSTATION	26771	4,769
Doña Remedios Trinidad Highway, Bgy. Sto.	TC-1084	819
Cristo, Baliuag, Bulacan	TC-1085	819
BALIUAG SUBSTATION	TC-1086	579
	TC-1087	579
		2,796
McArthur Highway, Bgy. San Marcos, Calumpit, Bulacan CALUMPIT SUBSTATION	T-305631 (RT-538311)	2,000
New Duhat Overpass, Duhat, Bocaue, Bulacan	T-184873	10,729
DUHAT SUBSTATION	T-205686	535
	T-205687	600
	T-205688	1,492
		13,356

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Gaya-Gaya, San Jose Del Monte, Bulacan GAYA-GAYA SUBSTATION	T-9989	500
Bgy. Ibayo, Marilao, Bulacan MARILAO SUBSTATION	T-23065	3143.4
Provincial Road, Mabini St., Bgy. Mojon, Malolos, Bulacan MALOLOS I SUBSTATION	(15814) RT-29353 (15815) RT-29352	803 99 902
Bgy. Pinagbakahan, Malolos-Plaridel Provl. Road, Malolos, Bulacan MALOLOS II SUBSTATION	T-100347 T-100058 T-100059	11,496 1,608.5 877 13,981.5
Steel Asia Mfg. Corp., Bgy. Bahay Pare , Meycauayan, Bulacan PROPOSED BAHAY PARE SUBSTATION	T-28387	2,627
Bgy. Iba & Camalig, Meycauayan, Bulacan MEYCAUAYAN SUBSTATION	T-108371 T-108372 T-108373	1,000 3,000 1,000 5,000
Cagayan Valley Road, Provincial Road, Bgy. Silangan, San Miguel, Bulacan SAN MIGUEL SUBSTATION	M-81168	6,189
Bocaue Exit, Bocaue-Sta. Maria Provl. Road, Bgy. Turo, Bocaue, Bulacan STA. MARIA SUBSTATION	T-161762 T-161763	518 6,661 7,179
Bgy. Subic, Baliuag, Bulacan (Formerly Subic Substation) VACANT	T-307181	377
Bgy. Tikay & Santol, Malolos, Bulacan First Bulacan Industrial City (FBIC) TABANG SUBSTATION	T-52095	4,407
De Leon St. cor De Guzman St., Bgy. Caridad, Cavite City, Cavite (Dalahican) CAVITE SUBSTATION	20655 (RT-501)	628
Bgy. Palico, Imus, Cavite PALICO SUBSTATION	T-205046	1,166

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Gen. Aguinaldo Hway, Bgy. Anabu,	T-368010	1,315
Imus, Cavite	T-368011	2,081
IMUS SUBSTATION	T-368012	2,081
		5,477
Aguinaldo Highway, Bgy. Santiago,	T-23724	1,000
Gen. Trias, Cavite (VACANT)		
Puerto Azul Road, Bgy. Tanauan,	T-344605	11,101
Tanza, Cavite	T-344606	6,442
TRECE MARTIREZ II SUBSTATION		17,543
National Highway, Bgy. Amaya, Tanza, Cavite	T-275041	750
TANZA SUBSTATION	T-275042	924
	T-274981	750
	T-274982	750
		3,174
National Highway, Bgy. Biluso, Silang, Cavite	P-3331	7,887
SILANG SUBSTATION	P-3331	343
		8,230
Bgy. Habay, Bacoor, Cavite	(T-37535) T-881133	2,223
BACOOR SUBSTATION		
Westgrove Heights , Silang, Cavite	T-44244	3,600
Donated by Ayala Land, Inc.		
Rizal Avenue, Bagong Pook Subdivision,	5230	1,521
San Pablo City, Laguna (Prov. Road cor MRR)		
SAN PABLO I SUBSTATION		
Bgy. Del Remedios, San Pablo City, Laguna	T-33214	1,598
SAN PABLO II SUBSTATION	T-33215	1,632
	T-33216	1,863
		5,093
LIIP Compound, Biñan, Laguna (Mamplasan Exit)	T-333984	6,160
LIIP SUBSTATION		
Camelray Industrial Park I, Bgy. Canlubang, Calamba, Laguna	T-161671	11,048
CARMELRAY SUBSTATION		
National Road, Bgy. Masiit, Calauan, Laguna	T-67708	7,313
CALAUAN SUBSTATION		
Bgy. Tagapo, Sta. Rosa, Laguna	T-13039 (25784)	406
STA. ROSA I SUBSTATION	T-5322 (16167)	1,354
		1,760

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Laguna Technopark , Bgy. Biñang, Biñan, Laguna STA. ROSA II SUBSTATION	T-142570	10,883
Bgy. Balibago, Sta. Rosa, Laguna BALIBAGO SUBSTATION	T-30407 T-30405	1,359 5,750 7,109
Provincial Road, Bgy. Pagsawitan, Sta. Cruz, Laguna STA. CRUZ SUBSTATION	T-127943	7072.5
Bgy. Landayan, San Pedro, Laguna SAN PEDRO SUBSTATION	T-234187	5,000
Road to Liliw Provl. Road, Bgy. Bambang, Nagcarlan, Laguna NAGCARLAN SUBSTATION	T-143699	2,000
Bgy. Diezmo, Cabuyao, Laguna LISP SUBSTATION	T-298373	4,700
Hacienda Sta. Elena, Bgy. Malitlit, Sta. Rosa, Laguna	T-195348	5,531
Bgy. Mayapa, Calamba, Laguna CANLUBANG SUBSTATION	T-87985	8,993
Bgy. Parian, Calamba, Laguna PROPOSED CPIP SUBSTATION	T-456442 (T-437696)	5,007
Quezon Ave., Bgy. Gulang-Gulang, Lucena City LUCENA I SUBSTATION	T-11750 (534)	396
Bgy. Ibabang Dupay, Marktown Subdivision, Lucena City LUCENA II SUBSTATION	T-10369	7,792
Bustamante St., Candelaria, Quezon Province CANDELARIA SUBSTATION	340067	1,184
Bgy. Ayuti, Lucban, Quezon Province LUCBAN SUBSTATION	O-9737	340
National Highway, Bgy. Mapagong, Pagbilao, Quezon Province PAGBILAO SUBSTATION	T-255222	3,522

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Sia Subdivision, Bgy. Mationa, Tayabas,	T-230239	280
Quezon Province	T-230240	193
MAUBAN SUBSTATION		473
Along National Highway, Bgy. San Agustin,	T-279136	1,624
Tiaong, Quezon Province		
TIAONG SUBSTATION		
Bgy. Mationa, Tayabas, Quezon	T-261719	11,000
TAYABAS SUBSTATION		
Bgy. Bolbok, Batangas City	T-26251	1,313
(PROPOSED BATANGAS SERVICE CENTER)	T-26252	306
	T-26253	31,570
	T-26254	9,985
	T-26255	7,920
	T-26332	992
		52,086
Samson Road/Araneta Ave., Calaanan, Caloocan City	(29516) 6468	1,272
CALOOCAN EXTENSION OFFICE		
Manila South Road, Bgy. Pamplona, Las Piñas City	25858	1,487
LAS PIÑAS BRANCH OFFICE	T-76814	417
	T-90034	95
Gen. Luna St., Bgy. Flores, Malabon City	R-51156	1,399
VACANT		
Bgy. Concepcion & Ibaba, Malabon, M.M.	(8250) M-21600	187
MALABON BRANCH OFFICE	(8991) M-21598	20
	(8249) M-21599	279
	(M-11426) M-21601	801
	(8076) M-21594	246
	(8077) M-21595	44
	(8078) M-21596	130
	(8079) M-21597	110
	(M-12162) M-21833	554
	(M-8247) M-21834	67
	(M-8246) M-21835	96
	(M-8251) M-21836	72
	(M-8247) M-21863	77
		2,683
Bayanbayanan Ave.cor Gen. Ordoñez Ave., SW	N-30468	1,058.4
Molave St., Marikina Heights, Concepcion, Marikina	N-30469	919.9
MARIKINA BRANCH OFFICE		1,978.3

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Kamagong St. cor. Ayala Ave. Ext., Bgy. San Antonio,	213612	955
Makati City		
MAKATI BRANCH OFFICE		
J. L. Escoda and Agoncillo Sts. Malate, Manila	240167	752
MALATE BRANCH OFFICE	24264	496
	24265	416
		1,664
Shaw Boulevard cor. Marina Yulo St.	11764	664
Bgy. Bagong Silang, Mandaluyong City	11765	826
MANDALUYONG BRANCH OFFICE		1,490
Lubiran St. cor. Magmapa St., Bacood, Sta. Mesa, Manila	217022	21,733
MANILA DISTRICT SERVICE CENTER	217023	15,844.7
		37,577.7
Valle Verde VI-A, Green Meadows Subd.	(210867) 21201	2,960
Bgy. Ugong, Pasig City		
GATE 3 MERALCO CENTER		
Ortigas Avenue, Pasig City	12101	171,013
MERALCO CENTER	PT-113804	79,351
	PT-113806	5,000
	PT-113807	649
		258,973
Elisco Road , Bgy. San Joaquin, Pasig City	PT-106584	921
CENTRAL TRANSMISSION & DISTRIBUTION	PT-106585	4,624
	PT-106586	7,056
	PT-106587	19,011
		31,612
Elisco Road , Bgy. San Joaquin, Pasig City	PT-109996	6,919
SUBSTATION & CONTROL	PT-109997	4,443
		11,362
Dr. S. Antonio/Pilapil Sts., Bgy. Kapasigan, Pasig City	41550(12098)	1,532
PASIG BRANCH OFFICE		
Quirino Avenue, Bgy. Tambo, Parañaque City	79856	728
PARAÑAQUE EXTENSION OFFICE	79857	612
		1,340
F. B. Harrison/Doro Sts., San Jose, Pasay City	1337-A	1,150
PASAY EXTENSION OFFICE		
Forest Hill Drive, Novaliches, Quezon City	(348275) RT-89418	1,144
NOVALICHES BRANCH OFFICE		

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Quezon Avenue, Bgy. Roxas, Quezon City ROOSEVELT BRANCH OFFICE	RT-103379 (300423)	1,297.1
EDSA Bgy. Sitio Kangkong, Balintwak, Quezon City BALINTAWAK DISTRICT	N-168227 N-168228 377986	3,323 3,955 42,627 49,905
Capitol Estate II, Commonwealth Avenue Batasan Hills, Quezon City COMMONWEALTH BRANCH OFFICE	52599 TD-07167	1,200
EDSA, Bgy. Katipunan, Quezon City BALINTAWAK BRANCH OFFICE	67021	1,500
Commonwealth Ave., Diliman, Quezon City VACANT	T-124759	468
EDSA, Kamuning, Quezon City KAMUNING BRANCH OFFICE	(18304) RT-15335	1,500
España/Josefina Sts., Sampaloc, Manila ESPAÑA BRANCH OFFICE	36895	792
Blumentrit Street, San Juan, Metro Manila SAN JUAN EXTENSION OFFICE	12099	883
San Marcelino St., Ermita, Manila SAN MARCELINO PAYMENT OFFICE	94970	1,956.1
Claro M. Recto, Sta. Cruz, Manila TONDO PAYMENT OFFICE	164445	275.4
T. Santiago St., Bgy. Viente Reales, Maysan, Valenzuela City VALENZUELA DISTRICT	B-45381 B-45382 V-51514 V-51517 V-63375 V-62217 V-42326 (V-23992) V-53598	47,262 3,790 250 16,213 374 275 5,000 513 73,677
Mc Arthur Highway, Bgy. Malanday, Valenzuela City VALENZUELA BRANCH/POLO SUBSTATION	15612	3626.4
Bgy. Navotas, Talim Island, Cardona, Rizal TALIM ISLAND QUARRY	M-1633	147,348

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Parugan (now San Jose), Antipolo City, Rizal VACANT	T-297560	43,575
Bgy. Tayuman , Binangonan, Rizal SAN CARLOS REPEATER STATION	M-68761	309
Sumulong Highway, Bgy. Mayamot, Antipolo City VACANT	R-3396(260671)	68,918
Bgy. San Isidro, Montalban, Rizal VACANT	(248784) 434413	113,790
Bgy. Punta, Jala-Jala, Rizal	M-51186	246,840
Bgy. Pililia, Rizal (Road)	272855	10,800
Ortigas Ave. Extension, Bgy. Lumang Dayap Cainta, Rizal CAINTA BRANCH OFFICE	T-586369	720
Bgy. San Isidro, Angono, Rizal	588121	19,953
GEN. SHOPS & OFFICE BUILDING &	588121	44
ANGONO EXTENSION OFFICE	588120	39,917
	588120	87
		60,001
Sumulong Highway Bgy. Mayamot	212139(149147)	514
Masinag, Antipolo, Rizal	228287(75107)	471
MASINAG EXTENSION OFFICE		985
Circumferential cor. Gen. Luna St. Bgy. San Roque, Antipolo, Rizal VACANT	T-259022	996
Bgy. Sta. Cruz, Antipolo City, Rizal	T-299908	244
PROPOSED ANTIPOLO REPEATER STATION	T-299909	240
		484
Bgy. Cruz Na Daan & Maginao, San Rafael, Bulacan	T-305633	62,087
SAN RAFAEL SERVICE CENTER	T-305632	1,183
		63,270
P. Mabini St., Bgy. Guinhawa, Malolos, Bulacan (OLD MALOLOS BRANCH OFFICE)	RT-29351 (T-260254)	625
	RT-29350 (T-260256)	51
		676

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Agnaya, Plaridel, Bulacan	TC-3001	3,662
PLARIDEL SERVICE CENTER	TC-3002	3,261
	TC-3003	3,192
	TC-3004	3,133
	TC-3005	3,143
	TC-3006	2,599
Bgy. Agnaya, Plaridel, Bulacan	TC-3007	1,799
PLARIDEL SERVICE CENTER	TC-3008	2,692
	TC-3009	2,725
	TC-3010	2,739
	TC-3011	1,327
	TC-3012	1,323
	TC-3013	1,981
	TC-3014	2,112
	TC-3015	2,227
		37,915
Bgy. Mulawin, Norzagaray, Bulacan	T-39204-05	6,836
VACANT		
Bgy. Graceville, (Gaya-Gaya) San Jose Del Monte, Bulacan	T-80847	65,343
VACANT	T-80848	41,383
	T-179053(M)	993
		107,719
Bgy. Burol Primero, Balagtas, Bulacan	with Deed of Sale	3,020
BALAGTAS BRANCH OFFICE		6,981
		10,001
Bgy. San Jose, Baliuag, Bulacan	T-35505	130
BALIUAG BRANCH OFFICE	T-35506	1,668
		1,798
Bgy. Bagbaguin, Sta. Maria, Bulacan	T-288064	1,737
STA. MARIA BRANCH OFFICE		
Pariancillo St., Bgy. Sto. Niño, Malolos, Bulacan	T-88606	62
NEW MALOLOS BRANCH OFFICE	T-88607	1,486
	T-88608	60
	T-88609	388
		1,996
Bgy. Minuyan, San Jose Del Monte, Bulacan	T-181904-09	1,440
VACANT	T-182022-23	740
	T-190257-72	5,032
	T-194330-31	6,509
		13,721

US SEC
File No. 82-3237

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. Minuyan (Bitungol), Norzagaray, Bulacan BITUNGOL REPEATER STATION	T-31444 P	399
National Road, Tagaytay City, Cavite TAGAYTAY SERVICE CENTER & EXTENSION OFFICE	T-27818	6,000
Bgy. Tejero, Rosario, Cavite ROSARIO BRANCH OFFICE	(T-462673) T-881134	2,373
P. Burgos Avenue, San Roque, Cavite City CAVITE BRANCH OFFICE	T-11341	284
Aguinaldo Highway, Bacoor, Cavite BACOOR BRANCH OFFICE	(T-37535) T-881133	1,995
Bgy. Pala-Pala, Dasmariñas, Cavite CAVITE DISTRICT & STOCKYARD	T-1009428 (322307)	45,100
Bgy. Wawa, Rosario, Cavite - Site II	T-17574	14,529
- Site I	T-17614	7,962
VACANT		22,491
Bgy. Bayang Luma, Imus, Cavite	T-250508	179
IMUS PAYMENT OFFICE	T-250507	646
		825
Aguinaldo Highway, Bgy. Abubot, Dasmariñas, Cavite	T-205045	32,857
DASMARIÑAS SERVICE CENTER	T-224776	748
		33,605
M. Paulino St., San Pablo City, Laguna SAN PABLO BRANCH OFFICE	T-2790	900
Poblacion, San Pedro, Laguna	T-26725	363
SAN PEDRO BRANCH OFFICE	T-26724	854
		1,217
Bgy. Dita, Sta. Rosa, Laguna	T-50015	31,854
STA. ROSA DISTRICT	T-50016	31,373
		63,227
Bgy. Real, Calamba, Laguna CALAMBA BRANCH OFFICE	T-86944	2,065
Poblacion, Sta. Cruz, Laguna STA. CRUZ EXTENSION OFFICE	T-144099	1,822

36

LOCATION/DESCRIPTION	T.C.T. NO.	AREA IN SQ. MTR.
Bgy. San Ignacio, San Pablo City, Laguna	T-39355	30,681
SAN PABLO DISTRICT/BRANCH OFFICE	T-42824	27,263
		57,944
Mt. Imok, San Pablo City, Laguna	O-560	1,000
MERALCO RADIO STATION - SITE II		
Quezon Ave., Bgy. Gulang-Gulang, Lucena City	(T2202) 24971	1,000
LUCENA BRANCH OFFICE		
Bgy. Pallocan, Kanluran, Batangas City	T-41023	2,728
BATANGAS BRANCH OFFICE		
San Pascual, Batangas	27192	33
VACANT	27193	163
	27194	422
	27227	365
	27189	740
	27190	1,005
	27191	156
		2,884
Laurel, Talisay, Batangas	(T-48582) T-90349	939
VACANT	(T-48584) T-90380	1,014
		1,953

Prepared By : R. A. de Castro

R. A. DE CASTRO/N. Z. MARCOSOS
4.7-05

Reviewed By :

R. J. DE LARA

Noted By : 4/7/05

R. G. ORLINO

Item 3. Legal Proceedings

A. Tax Cases

- **Meralco vs. Mun. Mayor, Sangguniang Bayan and Municipal Treasurer of San Juan (Department of Justice)**

This involves the constitutionality and legality of municipal Ordinance No. 47, s. 2003 passed by the Sangguniang Bayan of San Juan, imposing a franchise tax upon businesses enjoying a franchise. Meralco filed a Motion for Reconsideration of the DOJ Resolution dismissing Meralco's appeal. Most recent Order dated June 10, 2004, received by Meralco on June 16, 2004, required the appellee's to submit its comment within 30 days.

Probable tax liablity of Meralco is computed at P7,780,164.64 annually beginning year 2003.

- **Meralco vs. City Assessor of Tagaytay City TC-BAA Case No. 02-002 (Local Board of Assessment Appeal)**

Imposition of Real Property Tax on the following Meralco properties: stand-by generators and window type air-conditioners covered by ARPN Nos. 2001-017-00692, 2001-017-0696 and 2001-017-00693 and four-legged tower covered under ARPN No. 2001-017-00694. Pending Resolution before the LBAA-Tagaytay City.

Probable tax liability of Meralco is computed at P144,333.00 annually beginning the year 1998.

- **Meralco vs. City Govt. Of Batangas, The Sangguniang Panlunsod of Batangas and the City Treasurer of Batangas Special Civil Action No. 7126 RTC-Batangas, Br. 3**

Legality of the Tax Ordinance imposing Rentals for Use of Government Property at an annual rate of P100 per pole.

Probable tax liability of the Company would be P440,900.00 annually beginning year 2002.

- **Meralco vs. Mun. Govt. of San Pedro, Laguna and Sangguniang Bayan of San Pedro, Laguna SPL No. 1020 RTC-San Pedro, Laguna, Br. 3**

This involves the constitutionality and legality of Municipal Ordinance No. 2003-08 imposing a municipal tax at the rate of Fifty Percentum (50%) of One Percent (1%) of the gross sales or revenue, among others, on businesses engaged in the distribution of Electricity to end-users.

Probable tax liability of the Company is computed at P7,199,644.30 annually beginning the year 2003.

- **Meralco vs. Court of Appeals, Nelia Barlis, in her capacity as Treasurer of City of Muntinlupa G.R. No. 114231**

This real property tax case between the Company and Muntinlupa City, amounting to more than P88 Million including penalties, was remanded to the Regional Trial Court (RTC) by the Supreme Court (SC) for further proceedings. This case stemmed from re-assessment made by the then Municipal Treasurer of Muntinlupa on the tax declaration valuation of the Gardner/Synder generating facilities on the basis of the amount of consideration when these facilities were sold to National Power Corporation (NPC) in compliance with PD 40. The difference between the tax declaration value and the consideration of sale was charged with tax deficiencies.

- **Meralco vs. City of Muntinlupa, et al. CA G.R. CV No. 80558**

This is a franchise tax case pending between the Company and Muntinlupa with probable liability of P95.5 Million. We opposed the assessment on the ground that the tax was imposed at the time when Muntinlupa was still a municipality and, therefore, pursuant to the Local Government Code, is invalid. The Regional Trial Court resolved the case in our favor. Muntinlupa appealed the decision to the Court of Appeals.

- **Meralco vs. City of Makati, et al. CA G.R. SP No. 80769**

This is a similar local franchise tax case (as Meralco vs. City of Muntinlupa) on the same issue pending against Makati City worth around P3.3 Billion. The case was decided in favor of Meralco. The City of Makati appealed the case to the Supreme Court which in turn referred the case to the Court of Appeals for appropriate resolution.

- **Meralco vs. Mun. Gov't of Taguig and Josephine Dionisio-Daza in her capacity as Municipal Treasurer of Taguig. Civil Case No. 69549**

The Municipality of Taguig assessed the company with local franchise tax worth P131 Million. Case is pending proceedings in the Regional Trial Court of Pasig.

- **Meralco vs. City of Pasig CA G.R. SP No. 81255 4th Division**

This involves a pending local franchise tax case with the City of Pasig amounting to about P435 Million based on a tax ordinance issued at a time it was still a municipality. Meralco contested the validity of the tax ordinance. The Regional Trial Court declared in its decision that the City of Pasig is entitled to impose local franchise tax from the time it became a city in 1995. We appealed the decision to the Court of Appeals. The City filed a motion for execution pending appeal which the court denied. The estimated liability of the Company if tax is computed from 1995 is about P180 Million.

- **Meralco vs. The City Assessor & City Treasurer of Lucena CA G.R. SP No. 67027**

Lucena City assessed realty taxes on our poles, wires, insulators and transformers located in Lucena City annually from 1992, which as of today totals P16,493,097.60. The Court of Appeals decided the case in favor of Lucena City saying that the latter has the right to impose the tax under the Local Government Code. Our motion for reconsideration was denied. Meralco elevated the case to the Supreme Court and is now pending resolution.

B. Labor Cases

- **Randy Avila, et al. vs. Meralco**
  CA G.R. SP No. 78904

  Rufino Dayrit, et. al vs. Meralco
  CA G.R. SP No. 82688

  Ronaldo S. Cruz, et. al. vs. Meralco
  CA G.R. SP No. 78904

  Fernando Reyes, et al. vs. Meralco
  CA GR SP No. 82768

This case involves 162 project-hired employees for the Meralco Transformation Project which the NLRC (National Labor Relations Commission) decided against Meralco. Possible liability to the Company is estimated at over P112 Million consisting of backwages and benefits. We filed a motion for reconsideration which was resolved in our favor by the NLRC. The complainants appealed to the Court of Appeals (CA). In a case involving 77 project-hired employees, the Court of Appeals decided the case against Meralco. A Motion For Reconsideration was filed which is now pending resolution.

- **Diloy and Dizon vs. Meralco**
  CA G.R. SP No. 72509
  3rd Division, Supreme Court

- **Frondozo, et al. vs. Meralco**
  G.R. No. 161159
  Supreme Court

These cases arose from the 1991 strike where complainants were dismissed for participating in and/or committing illegal acts during the strike. They won before the NLRC but on appeal by Meralco, the Court of Appeals reversed the NLRC ruling. The case is now with Supreme Court. The group of 12 strikers has a pending motion for execution before the NLRC for their reinstatement and award of backwages (by the NLRC) in the sum of P2.2 Million. Meralco is opposing their move.

- **Meralco v. Rogelio Binamira et. al**
  G.R. No. 145271 Second Div., Supreme Court

This case involves ten (10) security guards engaged by Meralco through an agency. When Meralco replaced the existing agency with a new one, the services of the ten (10) guards were terminated. They filed a case for illegal dismissal and regularization. The Company won at the NLRC. However, on appeal, the CA sustained the guards' position. The case is now on appeal with the Supreme Court. Award of backwages and other benefits computed as of date is P15 million.

- **Meralco vs. Manuel delos Santos**
  SC G.R. No. 153180
  2nd Division, Supreme Court

This involves the 1988 dismissal from service of Manuel delos Santos which both NLRC and CA declared as illegal. Meralco appealed the case to the Supreme Court where it is now pending. As of now, award of backwages and differentials since 1988 is computed at P4 million.

- **Elipidio Cruz vs. Meralco**
  CA G.R. 69709
  16th Division, Court of Appeals

NLRC sustained the dismissal of Elpidio Cruz but Cruz appealed the decision to the Court of Appeals where it remains pending up to this time. Estimated amount of backwages and differentials if decision would be adverse to Meralco is P4 million.

- **Meralco vs. Benjamin Francisco**
  CA G.R. 77597
  12th Division, Court of Appeals

NLRC sustained the position of Benjamin Francisco that he was illegally dismissed. Meralco appealed the NLRC decision to CA where it is now pending. Award of backwages and wage differentials now amounts to P1.8 million

C. Civil Cases

- **Meralco vs. CIPI, et al.**
  Civil Case No. 68413
  RTC-Pasig, Br. 154

Meralco filed the case to recover the amount of P73,000,000.00, more or less, it invested in defendants with specific instructions to invest in certain and specified liable companies. Defendants, however, in violation of the said instruction, invested the said sum in companies other than those specified by Meralco. Later on, because of some bad business decisions it made, CIPI became insolvent.

CIPI filed voluntary insolvency and is now undergoing liquidation proceedings through a court-appointed liquidator.

For which reason, the proceedings in the instant case as against CIPI is now suspended pursuant to law.

Meanwhile, the case against the other defendant Atilano, who was the President and CEO of CIPI, continues. For his failure to file his Answer, ACCRA law filed in behalf of Meralco a Motion to declare him in default. It is now pending resolution by the Court.

- **AAA Cryogenics, Inc. vs. Meralco**
  Civil Case No. 66768 & 67951
  RTC-Pasig

AAA Cryogenics, Inc. sued the Company for the losses it allegedly suffered due to power outages or voltage fluctuations that allegedly occurred from October 7, 1997 to April 4, 1998 in its plant at Cabuyao, Laguna. The total amount of claim is P21,092,760.00. Hearing of the case is still on-going at RTC-Pasig.

- **Quiapo City State, Inc. vs. Meralco**
  Civil Case No. 04-110587
  RTC-Manila

City State Hotel, a multi-storey building located at Quezon Boulevard corner P. Paterno Street, Quiapo, Manila, was razed by fire on May 14, 2004. It is claiming that the fire was caused by the explosion of the Company's 500 KVA pad-mounted transformer. A nearby 2-storey commercial building was also razed by the fire. Study made by the Company's engineers, however, revealed that the transformer was not the cause of the fire. City State Hotel has filed a case against the Company for damages running as of this date to P55 Million.

- **Digma, et al. vs. Meralco**
  Civil Case No. 04-1598-M

Claim for P22 Million damages of Leonora R. Digma,Joseph D. Jimenez, Erwin C. Garcia, Lily Cochico and Bayani Jimenez, all of Jose P. Rizal street, Brgy. San Miguel, Baras, Rizal, due to the fire that destroyed their houses which allegedly originated from Meralco pole and wires. They filed complaint for damages in RTC-Morong. We filed a motion to dismiss for failure to state the amount of claim in the complaint and to pay the correct amount of docket fees. The Court dismissed the complaint.

- **Pugeda vs. Meralco**
  Civil Case No. TMCV-0069-02
  RTC-Trece Martirez

Ex-Judge Teofilo Pugeda filed a claim for damages by way of rentals from 1991 to present totaling P25.7 Million for the use of his property as location for our electric poles along Gen.Trias-Amadeo Road, Cavite. We are contesting the claim on the ground that the electric facilities in question were acquired from the previous operator in 1985 for value including the right-of-way. Case is presently being heard by RTC-Trece Martires City.

- **RBL Fishing Corporation vs. Meralco**
  Civil Case No. 61170
  RTC- Pasig, Branch 154

RBL Fishing Corp. filed a damage suit with injunction against Meralco as a result of the latter's threat to disconnect its electric service for failure to settle P1.5 million billing adjustment. The RTC (Regional Trial Court of Pasig City) rendered its decision adverse to the Company. Although Meralco elevated the case to the CA (appeal), it stands to pay damages in the total-aggregate amount of P8.2 million more or less- if appeal will not prosper.

- **Chow Rite Foods, Inc. vs. Meralco**
  Civil Case No. 04111147
  RTC- Manila

The Company is being sued for damages by a food chain company for losses it allegedly suffer due to transformer explosion resulting in a fire that gutted the CityState Building in Quiapo where one of its branches then operated, in the amount running as of this date at P8.2 million. We have received the Summons and we are now preparing our Answer to the Complaint.

- **Sps. Rosendo & Ligaya Camacho, et al. vs. Meralco**
  CA G.R. CV No. 54225

Sps. Rosendo and Ligaya Camacho filed a damage suit against Meralco for the death of their son who was electrocuted while pulling the electric cord of their electric fan. The incident happened during of voltage surge in the area of Valenzuela City where the Camachos reside. The RTC ruled in favor of the plaintiffs. Meralco appealed but the Court of Appeals affirmed the RTC decision.

Meralco was adjudged liable for damages and attorney's fees in the amount of P1,450.000.00. Meralco appelled to the Supreme Court.

- **Atty. P. M.Castillo vs. Meralco**
  CA G.R. No. 80572
  Court of Appeals

Atty. Castillo filed a case for damages seeking to recover the amount of differential billing (P 56, 000.00) he paid to Meralco on account of a tampered meter and alleged huge overpayments made because of a defective meter.

RTC-Pasig ruled against Meralco and awarded P1.5 million to plaintiff. The case is on appeal with the Court Appeals.

D. ERC Cases

- **Lualhati, et al. vs. Meralco**
  CA G.R. SP Case No.77559

Petitioners Lualhati, et. al filed a petition for review with the Court of Appeals questioning the ERC's approval of Meralco's unbundling of rates. In a decision dated 22 July 2004, the CA set aside ERC's approval and remanded the case to ERC for COA to conduct audit and further proceedings. ERC and Meralco filed their respective motions for reconsideration which were denied

- **Sen. Juan Ponce Enrile, et al., vs. Hon.**
  Alfredo C. Flores & Meralco
  CA G.R. SP Case No. 74290

Sen. Juan Ponce Enrile filed a petition to annul the orders of RTC denying the application for preliminary injunction to stop collection of Power Purchased Adjustment and Fuel and Purchased Power Cost Adjustment, and to declare null and void Sec. 34 of EPIRA (RA 9136) for allegedly being unconstitutional. Case is pending decision by the Court of Appeals.

- **FDC, et al. vs. Meralco, et al.**
  G.R. No. 161113

The Freedom from Debt Coalition, et al. filed a petition with the Supreme Court questioning the provisional authority granted by the ERC to Meralco to collect 12 centavos per kwh out of the 13.58 centavos per kwh increase sought in ERC Case No. 2003-480. The Supreme Court declared void and set aside the provisional authority. Meralco and ERC filed motions for reconsideration which are pending resolution.

- **Nasecore vs. Meralco**
  CA GR SP 163935
  Supreme Court

The National Association of Electricity Consumer for Reforms, Inc. filed a petition with the Supreme Court questioning the ERC's approval of revised generation charge of 3.3213 centavos per kwh under the generation recovery adjustment mechanism guidelines of the ERC. The revised generation charge represents actual generation cost for the period November 2003 to January 2004. Meralco has filed its comment on the petition and the case is pending resolution.

- **ECP 2000**

In the year 2001, we filed an application with the Energy Regulatory Commission (ERC) for approval of all electric capital projects from 1994 to 2000. The ERC has issued an order requiring the Company to show cause why no penalties must be imposed to the Company for failing to seek prior approval for these projects. Penalties are estimated at the aggregate of about P75 Million plus permit fees of about P41 Million. The permit fees of P41 Million had already been settled.

- **In the Matter of the Joint Application for Approval of the Settlement Agreement between Meralco & NPC with Prayer for Provisional Authority ERC Case No. 2004-109**

The mediation of the dispute arising from the contract for the Sale of Electric Energy between the National Power Corporation (NPC) and the Company concerning the differential billings of about P27 Billion imposed by NPC for failure of the Company to take the stipulated contracted energy from Year 2000 to 2004, and the company's claim for unrealized revenues from customers directly connected to NPC and transmission failures/delays of about P7Billion. The remaining P20 Billion was agreed to be paid by Meralco out of recoveries from consumers. The settlement Agreement is filed with the ERC for approval and is pending proceedings.

- **Refund to Customers (Arising from G.R. Nos. 141314 and 141369)**

As of August 31, 2004, we have already processed the refunds for 4.783 million Residential and General services customers under Phase I, II and III representing 92% of services for refund. Total Gross Refund Amount is a Php 9.287 Billion or 31% of total refundable amount. Refund for active accounts under Phase I was completed in August 2003, while that of active accounts under Phase II, was completed in December 2003. Refund for terminated accounts that fall under phases I an II are continuously being released. For Phase II, was completed in December 2003. Refund for terminated accounts that fall under phases I and II are being released. For phase III, we have already completed processing the refunds for services whose April 2003 billing consumption is from 301-740 kWhs will remaining customers who consumed more than 740 kWhs will be processed from September to December 2004. Residential customers whose contracts have been terminated and are qualified under Phase III are scheduled for processing in November 2004.

By the end of this year, we shall complete the processing of the refunds for all qualified residential and general service customers. This represents 98% of total services for refund and 38% of the total refundable amount.

The proposed refund scheme for commercial and industrial customers was submitted to the Energy Regulatory Commission last September 3, 2004. This phase covers 80,530 services which is 2% of total services qualified for the refund and accounts for 62% of the total refundable amount amounting to Php 18.650 billion. An Order was issued by the ERC directing Meralco to commence the refund under Phase IVA in January 2005 within 18 months. The BIR however signified its intention to collect income taxes on the refund and to appoint Meralco as withholding agent through an appropriate revenue regulation. Meralco will file a motion with ERC to ask for deferment of the implementation of the Phase IVA refund pending issuance of the revenue regulation by the BIR.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Common Equity and Related Stockholders Matters

1. MARKET INFORMATION

The principal market where the issuer's common equity is traded is the Philippine Stock Exchange. The quarterly high and low sales prices adjusted for corresponding stock dividends for fiscal years 2003, 2004 and the first quarter of 2005 follow:

CLASS A

FROM	TO	HIGH	LOW
01/01/03	03/31/03	10.00	8.20
04/01/03	06/30/03	10.25	6.00
07/01/03	09/30/03	16.25	9.70
10/01/03	12/31/03	15.00	13.25
01/01/04	03/31/04	21.75	15.50
04/01/04	06/30/04	20.00	17.00
07/01/04	09/30/04	18.50	14.50
10/01/04	12/31/04	17.00	15.25
01/01/05	03/31/05	21.25	15.50

CLASS B

FROM	TO	HIGH	LOW
01/01/03	03/31/03	14.00	9.00
04/01/03	06/30/03	15.25	7.90
07/01/03	09/30/03	24.75	14.25
10/01/03	12/31/03	24.25	19.50
01/01/04	03/31/04	36.50	24.00
04/01/04	06/30/04	34.00	24.50
07/01/04	09/30/04	30.00	20.25
10/01/04	12/31/04	27.00	23.00
01/01/05	03/31/05	32.00	24.50

2. Holders

Total Stockholders as of March 31, 2005 = 67,714

Top 20 stockholders as of March 31, 2005 - (see attached)

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
March 31, 2005

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
1	1100071307	PCD NOMINEE CORPORATION	FIL	A	119,610,429.00	11.874029 %
		G/F MAKATI STOCK EXCH. BLDG.,		B	139,972,052.00	13.895378 %
		6767 AYALA AVENUE, MAKATI CITY				
					259,582,481.00	25.769407 %
2	1100123343	FIRST PHILIPPINE UNION FENOSA, INC.	FIL	A	230,084,791.00	22.841097 %
		4/F BENPRES BLDG., MERALCO AVE.				
		COR. EXCHANGE ROAD, PASIG CITY				
3	1100071314	PCD NOMINEE CORPORATION	FOR	B	133,479,206.00	13.250817 %
		G/F MAKATI STOCK EXCH. BLDG.,				
		6767 AYALA AVENUE, MAKATI CITY				
4	1100056929	MERALCO PENSION FUND	FIL	A	59,754,715.00	5.932001 %
		LOPEZ BLDG., MERALCO CENTER		B	28,793,321.00	2.858386 %
		ORTIGAS AVE., PASIG, M. M.				
					88,548,036.00	8.790387 %
5	1100000641	REPUBLIC OF THE PHILIPPINES	FIL	A	17,303,463.00	1.717758 %
		2/F NORTH DAVAO MINING CORP. BLDG.		B	30,761,726.00	3.053794 %
		#104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY				
					48,065,189.00	4.771552 %
6	1100030934	FIRST PHILIPPINE HOLDINGS CORPORATION	FIL	A	39,820,001.00	3.953032 %
		6TH FLR., CHRONICLE BUILDING,		B	241,507.00	0.023975 %
		TEKTITE ROAD COR. MERALCO AVE., PASIG CITY				
					40,061,508.00	3.977007 %
7	1100079502	SOCIAL SECURITY SYSTEM	FIL	A	39,894,965.00	3.960474 %
		STOCK INVESTMENT LOAN SEC., SALARY LOANS DEPT.				
		2/F SSS BLDG., DILIMAN, Q.C.				
8	1100052533	LAND BANK OF THE PHIL. TA #03-141 (ASSET PRIVATIZATION TRUST)	FIL	A	28,839,109.00	2.862931 %
		ASSET PRIVATIZATION TRUST, NDMC BLDG.,				
		#104 GAMBOA ST., LEGASPI VILLAGE, MAKATI CITY 1229				
9	1100134564	LANDBANK PHILS. FAO PCGG ITF MFI	FIL	B	23,560,472.00	2.338907 %
		C/O CITIBANK, N.A. 11/F CITIBANK				
		TOWER PASEO DE ROXAS, MAKATI CITY				
10	1100128210	BOARD OF ADMINISTRATOR - ESOP	FIL	A	5,837,661.00	0.579519 %
		C/O MERALCO		B	3,892,713.00	0.386439 %
					9,730,374.00	0.965959 %

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
March 31, 2005

Rank	Shareholder #	Name / Address	Nat	Class	Number of Shares	Percentage
11	1100045147	HOME DEVELOPMENT MUTUAL FUND RM. 407 4F INVESTMENT DEPT., THE ATRIUM OF MAKATI BLDG., MAKATI AVE., MAKATI CITY	FIL	A B	1,168,811.00 1,192,497.00	0.116031 % 0.118382 %
					2,361,308.00	0.234413 %
12	1102425363	C & L SIBLINGS INVESTMENT, INC. 3001 AYALA LIFE FGU CENTER 6811 AYALA AVE., MAKATI CITY	FIL	B	1,766,072.00	0.175322 %
13	1100071377	PHILIPPINE HEALTH INSURANCE CORPORATION 8TH FLOOR, PHIL. HEART CENTER BLDG., EAST AVENUE, QUEZON CITY	FIL	A	1,731,177.00	0.171858 %
14	1100047653	INSULAR LIFE ASSURANCE COMPANY INSULAR LIFE BLDG., AYALA AVE., MAKATI, METRO MANILA	FIL	B	1,528,560.00	0.151744 %
15	1100057658	METROPOLITAN BANK & TRUST COMPANY METROBANK PLAZA, SEN. GIL J. PUYAT AVENUE, MAKATI, METRO MANILA	FIL	A B	730,080.00 730,080.00	0.072477 % 0.072477 %
					1,460,160.00	0.144954 %
16	1100117604	THE INSULAR LIFE ASSURANCE COMPANY, LTD. 6781 AYALA AVENUE, MAKATI, METRO MANILA	FIL	B	1,326,541.00	0.131689 %
17	1100030753	FIRST METRO INVESTMENT CORPORATION GROUND FLOOR, WELLINGTON BLDG., PLAZA LORENZO RUIZ, BINONDO, MANILA	FIL	B	1,039,901.00	0.103234 %
18	1100051430	MANUEL M. LOPEZ &/OR MA. TERESA L. LOPEZ THE BUSTLE PENTHOUSE, RIZAL TOWER, RESEDENTIAL DRIVE, ROCKWELL CENTER, MAKATI CITY	FIL	A B	306,633.00 672,288.00	0.030440 % 0.066740 %
					978,921.00	0.097180 %
19	1100048347	THE INSULAR LIFE ASSURANCE COMPANY, LTD. INSULAR LIFE BLDG., AYALA AVENUE, MAKATI, METRO MANILA	FIL	A	892,083.00	0.088559 %
20	1100015026	CONCEPCIONS' AND/OR ARANETA C/O RAUL CONCEPCION NO. 17 TANGILE RD., NORTH FORBES PARK, MAKATI CITY 1219	FIL	A B	15,331.00 688,539.00	0.001522 % 0.068353 %
					703,870.00	0.069875 %

US SEC
51
File No. 82-3237

MANILA ELECTRIC COMPANY
List of Top 20 Stockholders (Consolidated)
March 31, 2005

Rank	Shareholder #	Name/Address	Nat	Class	Number of Shares	Percentage
		(CLASS A)			545,989,249.00	90.338873 %
		(CLASS B)			369,645,475.00	91.735046 %
		SUB-TOTAL			915,634,724.00	90.897367 %
		(CLASS A)			58,389,830.00	9.661127 %
		(CLASS B)			33,303,551.00	8.264954 %
		OTHER STOCKHOLDERS (67694)			91,693,381.00	9.102633 %
		GRAND TOTAL			1,007,328,105.00	100.000000 %

ANGELO G. MACABUHAY
OPERATIONS MANAGER
SECURITIES TRANSFER SERVICES, INC.

3. Dividends

There were no cash dividends declared by the issuer in favor of Class A and Class B shares for the two (2) most recent years ended December 31, 2003 and 2004.

The issuer's loan agreements contain restrictions with respect to, among others, payments of dividends subject to certain conditions. Said agreements provide that Meralco shall not declare or pay any dividends (other than dividends on preferred shares or stock dividends) which in respect to Class "A" and "B" of its common shares would exceed 80% of Meralco's net income after taxes during the preceding financial year and reduce its debt-to-equity ratio to less than 75:25.

4. Recent Issuance of Securities Constituting an Exempt Transaction

During the Employee Stock Ownership Plan (ESOP) 12th Offering "Centennial Offering" in December 2003, 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan.

The approval of the Company's application for its ESOP 12th Offering and exemption from the registration requirements for the proposed issuance of the said shares was confirmed by the Securities and Exchange Commission (SEC) through a resolution on December 11, 2003. Citing the fact that the subject offering is limited to regular employees and retiree-pensioners of the company and the amount involved is small, the SEC resolved that the proposed issuance of the said shares is exempt from registration under Section 10.2 of the Securities Regulation Code.

Item 6. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

PART III FINANCIAL INFORMATION
(Per "Annex C" SRC Rule 12)

(A) Management's Discussion and Analysis (MD & A) or Plan of Operation

(1) Plan of Operation - Not Applicable
(2) Management's Discussion and Analysis

(a) Full fiscal years

Introduction

Meralco, the Company, is the largest electric power distribution company and the largest private sector utility in the Philippines. The Company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the Greater Metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, the Company's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately 25% of the Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's Gross Domestic Product (GDP).

The Company's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the ERC, other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The Company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the Company cannot predict the complete impact of the reform program and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Top Key Performance Indicators with discussion of the manner by which the Company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. Net Profit Margin

Net profit margin shall be used to measure the percentage of each peso of distribution utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a distribution utility.

Net profit margin shall be calculated as the ratio of the Net Profits after Taxes to Sales.

	(Amounts in millions)	
	2004	2003
Net Profit/ (Loss) after taxes	(2,610)	1,267
Sales (Revenues)	151,614	134,964
Ratio	**(1.72%)**	**0.94%**

The Company incurred a net loss for the year ended December 31, 2004 amounting ₱2,610 million, compared to a ₱1,267 million net income in the same period in 2003. The significant decrease was mainly due to the provision for probable losses in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

2. Return on Assets (ROA)

Return on Assets (ROA) to measure the overall effectiveness of the distribution utility in generating profits with its available assets.

Return on Assets (ROA) shall be calculated as the ratio of Net Profits after Taxes to Average Total Capital.

	(Amounts in millions)	
	2004	2003
Net Profit/ (Loss) After Taxes	(2,610)	1,267
Average Total Assets	158,342	152,613

	2004	2003	2002
Ratio		**(1.65%)**	**0.83%**
Total Assets	**162,929**	**153,754**	**151,471**
Average	**158,342**	**152,613**	

The net loss achieved by the Company for the year ended December 31, 2004 has made the Return on Assets declined from a mere 0.83% in 2003 to (1.65%) in 2004.

Efficiency Ratio

3. Sales to Assets Ratio

	(Amounts in millions) 2004	2003
Sales (Revenues)	151,614	134,964

Average Total Assets	158,342	152,613
Ratio	**0.96**	**0.88**

The Sales-to-Assets Ratio shall measure the efficiency with which the distribution utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of Sales to Average Total Assets. The Average Total Assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficiently the assets of the distribution utility have been used.

Increased sales is the main reason behind the improvement of Sales to Assets Ratio, from the ratio of 0.88 in 2003 to 0.96 in 2004.

Liquidity Ratio

4. Quick Ratio

Quick Ratio shall be used to measure the safety margin for the payment of current debt of the distribution utility if there is shrinkage in the value of cash and receivables. It measures the ease with which a distribution utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of cash, marketable securities and receivables to the current liabilities.

	(Amounts in millions) 2004	2003
Cash and cash equiv. + Receivables	33,386	29,122
Current Liabilities	36,357	41,158
Ratio	**0.92**	**0.71**

	2004	2003
Summary of accounts:		
Cash and cash equivalents	4,918	5,320
Receivables-net	28,468	23,802
Total	33,386	29,122
Current Liabilities:		
Notes payable	442	5,816
Accounts payable & others	26,469	19,647
Customers' refund – current	5,409	6,919
Long-term debt – current	4,007	8,776
Income tax payable	30	0
Total	36,357	41,158

The Company's quick ratio for the year 2004 improved from 0.71:1 for 2003 compared to 0.92:1 this year, due mainly to lower level of long-term debt – current portion and the refinancing of short-term loans late last year.

Leverage Ratio

5. Debt Ratio

Debt ratio is used to measure the degree of indebtedness of the distribution utility and the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the distribution utility cannot pay off interest and principal.

The Debt Ratio shall be used as a measure of financial leverage for the distribution utility, and is calculated as the ratio of the Total Long Term Debt to Total Long-term Capital.

	(Amounts in millions) 2004	2003
Total Long-term Debt plus Equity	61,287	62,234
Total Long-term Capital (Equity)	35,295	36,953
Debt Ratio	**1.74**	**1.68**

The total long-term debt shall include long-term debt and the value of leases.

	2004	2003
Long-term debt – net of current portion	21,985	16,505
Current portion of long-term debt	4,007	8,776
Total	25,992	25,281

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

	2004	2003
Value of leases	0	0
Total stockholders equity	35,295	36,953
Total Long-term debt plus equity	**61,287**	**62,234**

Debt ratio is slightly higher due to the refinancing of the Company's unsecured loans consummated last November 2004, from 1.68 in 2003 to 1.74 in 2004. Likewise, stockholders' equity also decreased due to net loss incurred in 2004.

(i) Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the Company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries
- Volume Sales
- Electricity Supply
- Philippine Economic Conditions
- Exchange Rates
- Industry Restructuring.

Regulated Rates and Cost Recoveries

The Company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The Company's rates are set (with the approval of the ERC) to permit it to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on its Return On Rate Base (RORB). The Company's rate structure also permits it to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's (SC) final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the Company's net utility plant in service at the end of the relevant period plus one-sixth of the Company's annual operation and maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The SC's decision resolved a series of Energy Regulatory Board (ERB) and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the Company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and currency exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the ERB) has approved six increases in the Company's basic rates since 1981 and the most recent increase was granted in May 2003. Historically, the Company's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically grants Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%, as determined by the ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the Company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle.

On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of P0.0929 per kWh starting February 1, 2005 until January 2007.

The Company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap in recent years. For the year ended December 31, 2004, the company's system loss was 1.6% over the 9.5% cap on recoverable system loss. The Company estimates that, based on its 2004 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the Company's actual system loss exceeds the cap.

Deferred PPA and Ruling on the Company's Final GRAM Filing

On May 29, 2003, the ERC issued an Order authorizing the Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kWh as deferred PPA recovery. This additional ₱ 0.0127 per kWh, together with the ₱0.0875 per kWh collection which started in the billing month of April 2003, brings to ₱0.1002 per kWh the total deferred PPA recovery that will be incorporated in the generation charge component of the customers' bills.

On September 20, 2004, ERC resolved pending issues on the recoverability of QPPL transmission line costs from the Company's customers. Total provisions for possible disallowed transmission line fee charges up to March 31, 2004 amounted to ₱1,342 million. Last September 2004, ERC ruled on remaining pending deferred PPA issue of QPPL's transmission line fees. Currently, the Company is collecting ₱0.1328 per kWh towards addressing any remaining liability accounts under the PPA, to wit:

Ruling on	Deferred PPA Collection
March 2003 Order	₱0.0875

Mandated rate reduction issue	0.0246
QPPL transmission line fee	0.0207
Total	**₱0.1328**

Last December 13, 2004, the Company filed its last GRAM application following the ERC's promulgation of its automatic monthly adjustment mechanism. On January 27, 2005, ERC approved the Company's application and thereby allowed to recover Deferred Accounting Adjustment totaling ₱5.1 billion from its customers over a 24-month period from February 2005 to January 2007 which is equivalent to ₱0.0929 per kWh and reflected as part of the generation charge bill component.

Volume Sales

Meralco primarily relies on increases in volumes of electricity sold to increase revenues. The volume of electricity sold is generally positively correlated with the level of economic growth of the Philippines. Meralco experienced sales volume growth at a compound annual growth rate of 3.8% from 2000 to 2004. With the 2004 GDP growth of 4.4%, the Company's sales volume in 2004 increased by 3.5% from 2003, with sales volume of 24,660 gWh in 2004 compared to 23,834 gWh in 2003. This growth was primarily due to more robust commercial and residential sales. For the five-year period from 2000 through 2004, residential and commercial sectors recorded compound annual growth rates of 3.7% and 4.5%, respectively. Growth in the industrial sector registered a compound annual growth rate of 3.2% for the same period.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and it expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2004, the Company purchased approximately 59.2% of its requirements from NPC, up from 58.7% for the full year in 2003 and down by 64.7% for the full year in 2002. Meralco's 10-year power purchase agreement with NPC expired in December 2004. This allows the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the Company will be able to tap. However, the Company expects that it will be necessary to continue to source a substantial portion of its power from NPC and its successors.

Philippine Economic Conditions

Growth in demand for electricity in the Philippines is driven primarily by the level of economic growth and the price of electricity. Since Meralco's franchise area has historically accounted for approximately 50% of the Philippines' GDP, the Company believes that improvement in economic growth may bring growth in demand for electricity and hence demand for Meralco's services. From 1998 through 2004, the Philippine GDP grew at a compound annual rate of approximately 4.4%, compared to 4.5% during the period from 1993 to 1997. Peak demand on the Company's system grew at a compound annual rate of 3.5% during the period from 1998 to 2004 and 8.2% during the period from 1993 to 1997.

Based on publicly available information, the company believes per capita electricity consumption in the Philippines is low relative to other countries in the Asian region, including those with comparable GDPs, because of high electricity tariffs and relatively lower disposable incomes. The company anticipates that the government's energy industry restructuring will facilitate competition and efficiencies that will help to lower electricity prices in the Philippines, which will increase affordability to Philippine customers and help stimulate demand for electricity. Lower power prices for the Company could also help reduce current incentives to industrial users to engage in self-generation.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the Company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of December 31, 2004, approximately 84.5% of the principal amount of the Company's indebtedness, most of its capital expenditures, a substantial portion of its power purchase costs and interest expense and a small portion of the Company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱56.280 : US$1.00 as of December 31, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in its foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the Company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which the

Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

On January 2005, the Court of Appeals (CA) upheld its July 22, 2004 ruling that annulled and set aside ERC's March 20, 2003 Decision and May 30, 2003 Order on the unbundling of Meralco's tariffs. It remanded the case back to ERC for further proceedings and ordered ERC to direct the Commission on Audit to conduct an audit of Meralco's books, records, and accounts. The ERC-approved unbundled charges which Meralco implemented starting June 2003 incorporated an increase of ₱0.17 per kWh over May 2003 levels. This consists of an ₱0.0835 per kWh increase in generation and transmission charges and an ₱0.0865 per kWh hike in Meralco-related charges. It should be noted that Meralco's May 2003 rate levels still included the ₱0.167 per kWh income tax component of the bundled rate which was the subject of a refund/rollback order of the Supreme Court.

The ERC filed with the Supreme Court on February 11, 2005 a petition for the High Court to set aside the CA rulings and to reinstate and affirm its Decision and Order on Meralco's unbundling and rate hike petition. Meralco also filed a Petition for Review with the Supreme Court Last March 11, 2005, asking for:

- Reversal and setting aside of the July 22, 2004 Decision and January 24, 2005 Resolution of the Court of Appeals which annulled and set aside ERC's rulings on Meralco's rate unbundling case;

- Dismissal of the petition for review of ERC's unbundling rulings filed by the oppositors of Meralco before the Court of Appeals; and

- Reinstatement and affirmation of the ERC's unbundling rulings.

November 2003 provisional increase still to be approved

In November 27, 2003, the ERC provisionally approved a ₱0.12 per kWh rate increase for Meralco. In December 2003, a consumer group and three members of the Philippine Congress filed a petition with the Philippine Supreme Court seeking a revocation of the November 2003 provisional increase. In a judgment handed in June 2004, the Philippine Supreme Court upheld the ERC's basic authority to provisional authorizations under EPIRA, but ruled that the ERC's November 2003 provisional approval of a rate increase of ₱0.12 per kWh for the Company was improperly granted due to an abuse of discretion, including the lack of public hearing. The Company and the ERC have both filed their respective motions for reconsideration and are still awaiting a response. Meralco may choose not to pursue its motion for reconsideration for the November 2003 provisional increase, but instead apply for another increase (which will be at least equal to this increase) by reference to the implementing rules of the proposed new performance based regulatory system to which Meralco indicated interest in participating.

Customer Refund

Following SC decision in 2003 alleging that the Company had overcharged customers over the period February 1994 to May 2003, Meralco was ordered to refund customers amounting to ₱30.3 billion. The refund schedule for Meralco was split into four phases, of which the first three have been completed, totaling ₱11.6 billion. Phase Four will involve approximately ₱18,689 million for commercial, industrial and streetlighting customers, which include the Company's largest customers. In order to limit the financial burden imposed by this final phase, Meralco has proposed to the ERC that the Phase Four refunds be paid over a longer period than previous phases. The ERC has approved the payment of Phase Four refunds in two tranches, "A" P2 billion and "B" ₱16 billion. The repayment schedule for tranche A was approved by the ERC in January 2005. The schedule required the refunds to be made over an 18 month period commencing January 2005. The schedule for tranche B is still to be approved by the ERC. The Company intends to propose that tranche B be repaid over five years commencing May 2005. If the ERC requires the Company to repay tranche B over a shorter period, this may have an adverse effect on the financial position of the Company. In addition, the Bureau of Internal Revenue also requested that the Company withhold relevant taxes applicable to recipients of the refunds. To correctly calculate the respective withholding taxes, the Company required additional information for customers eligible to receive the refund such as tax identification numbers (TIN). As a consequence, the Company has requested for a deferment in the implementation of tranche A customer refunds.

US$13,031 Million in First Gas liabilities due as of December 31, 2004

Pursuant to Meralco's power purchase agreement with First Gas, the Company has US$13,031 million in outstanding invoices due to First Gas as a result of not dispatching First Gas Power plants at minimum contracted levels over the period 2002 to 2004. Under conditions of the power purchase agreement, these invoices are normally due immediately on issue. However, following an ongoing dispute between First Gas and its gas provider Shell, First Gas has not required the Company to pay the outstanding invoiced amounts because of the back-to-back nature of its agreement with First Gas and subsequently Shell. If these amounts are required by First Gas in the short-term, the Company may not have sufficient cash to meet these obligations. Meralco is led to believe by First Gas that ongoing discussions with Shell will ultimately result in an arrangement whereby payments for gas not used will not be required for at least three years from the time of which it is billed. This implies that Meralco's first payment to First Gas (in respect of calendar year 2002) will not be required until at least January 2006.

Settlement with NPC

Since 2002, Meralco has failed to take minimum levels of electricity as stipulated under its power purchase agreement with NPC. The agreement is based on a take-or-pay principle hence the Company is still liable for payment of such electricity costs even though the electricity was not consumed. Under the electricity regulatory framework in the Philippines, Meralco had the ability to pass these costs through to customers in a timely manner but given the weak state of the Philippine economy post-Asian Crisis, decided not to pass through these costs at that time. Recently however, NPC has requested that these payments be made and given the improved economic position of the Philippine economy, a settlement agreement was agreed between NPC and Meralco for ₱20 billion which contemplates an increased tariff to Meralco consumers over the next three years to fulfill the NPC outstanding liability. The settlement agreement requires the approval of the ERC before it can be implemented. The settlement agreement has been pending ERC approval since 2003 and there is no clear timetable for the ERC to render a decision on this issue. If the ERC does not approve a settlement agreement, NPC and the Company would renegotiate the settlement agreement in a manner acceptable to NPC, Meralco and ERC or enter arbitration to resolve the outstanding liabilities.

Distribution Wheeling Rate Guidelines (DWRG)

ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution utilities are given the choice of when to enter, but once in, must stay with the Performance Based Rates (PBR). Last January 14, 2005, the Company wrote ERC of its intention to join Group A2, which will implement Performance Based Rates (PBR) by July 1, 2007.

Magna Carta for Residential Electricity Customers

ERC approved Magna Carta for residential customers in June 17, 2004. This took effect on July 19, 2004. Implementing Guidelines subsequently released and took effect on November 26, 2004. In consonance with the guidelines, refund of meter deposits of residential customers shall start in 2006 which is estimated at ₱1.3 billion, including accrued interest.

On the other hand, refund of service deposits is applicable only to those who have established a 3-year good payment record starting the effectivity of the Magna Carta or earliest in 2007. This is estimated at ₱2.9 billion including accrued interest.

Credit Ratings Upgrade to B- by Standard & Poors (S&P)

On February 8, 2005, S&P upgraded the Parent Company's credit rating to B- from CC. The upgrade followed the refinancing exercise completed by Meralco in December 2004 and reflected its improving credit – the successful refinancing exercise alleviated its short-term liquidity concerns and lengthened its debt maturity profile. In light of the Parent Company's cash flow projections, a consortium of onshore banks had agreed to term out the short term debt for as long as 7 years.

The upgrade was further rationalized by S&P with reference to the Company's "dominant position as the largest electricity distributor in the Philippines" and there being "no alternative electricity suppliers in the Metro Manila region." Concurrent with the upgrade, Meralco also cured all historical defaults and technical breaches relating to its debt covenants.

Results of Operations

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Consolidated Operating Revenues. For the year ended December 31, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱151,614 million, an increase of 12.3% over the ₱134,964 million achieved in the same period in 2003. This increase was driven primarily by a 3.5% increase in sales volume by parent company.

The increase in Parent Company's revenue was also driven by an increase in purchased power costs. For the year ended December 31, 2004, the Parent Company achieved operating revenues of ₱147,637 million, an increase of 11.9% over the ₱131,948 million achieved in the same period in 2003. Due to the refund ordered by the Supreme Court in April 2003, operating revenues for the period January 2003 to May 2003 reflect the reduction of permitted distribution rates by ₱0.167 per kWh totaling ₱1,595 million. The Parent Company's operating revenues from June 2003 reflect an upward rate adjustment approved by the ERC in May 2003 of P0.0865 per kWh over the rates in effect prior to the rate reduction ordered by the Supreme Court.

Operating expenses. Consolidated operating expenses for the year ended December 31, 2004, increased to ₱140,794 million, or 9.2% over the ₱128,966 million in operating expenses for the same period in 2003.

	Year Ended December 31,		
	2004	2003	Change
	(in millions)		
Recoverable purchased power	122,603	110,076	11.4%
Operations and maintenance	10,332	10,713	(3.6%)

Depreciation and amortization	4,679	4,576	2.3%
Taxes other than income tax	622	1,728	(64.0%)
Cost of contracts and services	871	585	48.9%
Real estate sold	1,687	1,288	31.0%
Total	140,794	128,966	9.2%

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the year ended 2004 were ₱122,603 million, or 11.4% over the ₱110, 076 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 3.7% increase in volume purchased as well as an increase in average cost per kWh from ₱4.158 in 2003 to ₱4.476 in 2004.

Consolidated operation and maintenance expenses decreased by 3.6% to ₱10,332 million for the year ended December 31, 2004, compared with ₱10,713 million in the same period in 2003, due primarily to parent company's conscious efforts to bring down costs.

Consolidated depreciation and amortization increased by 2.3% from ₱4,576 million for the year 2003 to ₱4,679 million in same period in 2004, mainly as a result of the continued upgrading of electric distribution system. In addition, the increase also reflected additional depreciation expenses related to various utility plant equipment and others placed in service.

Taxes other than income tax decreased by 64.0% from ₱1,728 million for the twelve months ended December 31, 2003 to ₱622 million in the twelve months ended December 31, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, increased by 48.9% from ₱585 million in 2003 compared to ₱871 million of last year primarily due to an increase in construction contracts.

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 31.0% from ₱1,288 million in 2003 to ₱1,687 million in 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Provision for probable losses. The Parent Company provided for probable losses for 2004 amounting to ₱9,824 million brought about by the Court of Appeals (CA) decision annulling and setting aside the ERC Decision and Order on the approval of the Parent Company's unbundled tariffs implemented in June 2003.

Operating Income. As a result of the foregoing, consolidated operating income decreased 83.4% from ₱5,998 million in 2003, to ₱996 million in 2004.

Other Income (Charges). For year ended 2004, other income (charges) were ₱5,039, an increase of approximately 13.5% over the ₱4,441 million in other income (charges) for the year ended December 31, 2003.

	Year Ended December 31,		
	2004	2003	Change
	(in millions)		
Interest and other charges – net	(3,478)	(3,203)	8.6%
Unrecoverable purchased power	(1,998)	(1,508)	32.5%
Equity in net earnings of investee companies	222	264	(15.9%)
Recovery of (provision for) probable losses on disallowed receivables	215	6	3,483.3%
Total	(5,039)	(4,441)	13.5%

Interest and other charges - net for the year ended December 31, 2004, increased by 8.6% in comparison to the twelve months ended December 31, 2003, from ₱3,203 million to ₱3,478 million due to higher financing costs.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,998 million for the year ended December 31, 2004, an increase of 32.5%, over the total of ₱1,508 million for the year ended December 31, 2003. The increase in the unrecoverable purchased power amount was caused by the increase in purchased power cost per kWh and higher level of system loss at 11.1% compared to 10.85% last year.

Consolidated equity in net earnings of investee companies decreased from ₱264 million in 2003 to ₱222 million for the year ended December 31, 2004, due mainly to the decrease in equitized earnings from First Private Power Corporation, Soluziona Phils., Inc. and GEPMICI.

Recovery of (provision for) probable losses on disallowed receivables. As of March 31, 2004, the Parent Company's total provisions for possible disallowed transmission line fees amounted to ₱1,342 million. On September 20, 2004, the Energy Regulatory Commission (ERC) disallowed the recovery of ₱843 million in Quezon Power Phils., Ltd. (QPPL) transmission line fee. The bulk of the amounts disallowed by the ERC was for "scheduled extension costs", which the ERC believes "were caused by management inefficiency on the part of NPC". Provision for estimated disallowed transmission line fee charges totaled ₱284 million for the last three quarters of the year. The foregoing adjustments resulted to a net recovery of P215 million in 2004.

Income from Ordinary Activities before Income Tax, Minority Interest and Extraordinary Loss. As a result of the foregoing, the company posted a consolidated loss from ordinary activities for the year ended 2004, totaling ₱4,043 million compared also to an income from ordinary activities of ₱1,557 million for 2003, primarily due to provision for probable losses brought about by the CA decision setting aside and annulling the ERC's tariff increase to the Parent Company implemented in June 2003.

Consolidated Provision for (Benefit from) Income Tax. Consolidated benefit from income tax for the year ended December 31, 2004, was (₱1,551) million, compared to a provision for income tax of ₱228 million for 2003, primarily due to the loss posted for the 2004.

Consolidated Net Income (Loss). As a result of the foregoing, net loss for the year ended 2004, was ₱2,610 million, compared to a ₱1,267 million net income in 2003. The significant decrease was mainly due to the provision for probable loss in the event of a final and executory adverse decision on the unbundling rate case pending with the Supreme Court.

Proceeds from long-term loans with various multilateral and bilateral institutions of the Company totaled ₱5,864 million in 2004 as compared to ₱421 million in 2003, the former of which is the result of the refinancing of unsecured loans in the later part of 2004.

Consolidated capital expenditures of the Company in 2004 was ₱5,421 million, 18.2% lower than the 2003 level of ₱6,629 million. The Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends paid out to preferred stockholders for the year 2003 amounted to ₱18 million while no payment made in 2004 primarily due the financial crisis brought about by the rate refund ordered by the Supreme Court.

Unappropriated Retained Earnings. Due to Net Loss posted for the year 2004, unappropriated retained earnings decreased by 72%, from ₱2,951 million in 2003 to ₱827 million in 2004.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the period under review decreased by 218.1% from ₱1.842 in 2003 to (₱2.176) in 2004 due mainly to the net loss posted in 2004.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Consolidated Operating Revenues. For the year ended December 31, 2003, Meralco and Subsidiaries achieved consolidated operating revenues of ₱134,964 million, an increase of 12.4% over the ₱120,044 million achieved in the same period in 2002. This increase was driven primarily by a 4.4% increase in sales volume by the parent company.

The increase in parent company's revenue was also driven by an increase in purchased power costs. Due to the refund ordered by the SC in April 2003, operating revenues for the period January 2003 to May 2003 reflect the reduction of permitted distribution rates by ₱0.167 per kWh totaling 1,595 million. Parent company's operating revenues from June 2003 reflect an upward rate adjustment approved by the ERC in May 2003 of ₱0.0865 per kWh over the rates in effect prior to the rate reduction ordered by the Supreme Court.

Operating expenses. Consolidated operating expenses for the year ended December 31, 2003, increased to ₱128,966 million, or 8.8% over the ₱118,552 million in operating expenses for the same period in 2002.

	Year Ended December 31,		
	2003	2002	Change
	(in millions)		
Recoverable purchased power	110,076	98,631	11.6%
Operations and maintenance	10,713	10,415	2.9%
Depreciation and amortization	4,576	5,215	(12.3%)
Taxes other than income tax	1,728	2,891	(40.2%)
Cost of contracts and services	585	906	(35.4%)
Real estate sold	1,288	494	160.7%
Total	128,966	118,552	8.8%

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the year ended 2003, were ₱110,076 million, or 11.6% over the ₱98,631 million in purchased power cost for the same period in 2002. The increase in purchased power cost was due to a 4.3% increase in volume purchased as well as an increase in cost per kWh.

Consolidated operation and maintenance expenses increased by 2.9% to ₱10,713 million for the year ended December 31, 2003, compared with ₱10,415 million in the same period in 2002, due primarily to increase in retirement expense, and provision for various tax assessments and legal claims.

Consolidated depreciation and amortization declined by 12.3% from ₱5,215 million for 2002 to ₱4,576 in same period in 2003, primarily due to a reduction in the current replacement cost in depreciable utility plant and others, resulting in a lower base of depreciable assets.

The Company's account, *Taxes other than income tax* decreased by 40.2% from ₱2,891 million in the twelve months ended December 31, 2002, to ₱1,728 million in the twelve months ended December 31, 2003, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, decreased by 35.4% from ₱906 million in 2002 compared to ₱585 million of last year primarily due to a decrease in construction contracts.

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 160.7% from ₱494 million in 2002 to ₱1,288 million in 2003 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 302% from ₱1,492 million in 2002 to ₱5,998 million in 2003.

Other Income (Charges). During the year ended 2003, other income (charges) were ₱4,441 million, a decrease of approximately 40 percent over the ₱7,402 million in other income (charges) for the year ended December 31, 2002, to wit:

	Year Ended December 31,		
	2003	2002	Change
	(in millions)		
Interest and other charges – net	(3,203)	(3,840)	(16.6%)
Unrecoverable purchased power	(1,508)	(1,351)	11.6%
Equity in net earnings of investee companies	264	306	(13.7%)
Recovery of (provision for) probable losses on disallowed receivables	6	(1,639)	100.4%
Write-off of disallowed receivables	0	(878)	100.0%
Total	(4,441)	(7,402)	40.0%

Interest and other charges - net for the year ended December 31, 2003, declined by 16.6% in comparison to the twelve months ended December 31, 2002, from ₱3,840 million to ₱3,203 million due to a lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,508 million for the year ended December 31, 2003, an increase of 11.6% over the total of ₱1,351 million for the year ended December 31, 2002. Although the system loss level was maintained at 10.85% in 2003, the same level as in 2002, the increase in the unrecoverable purchased power amount was caused by the increase in purchased power cost per kWh.

Consolidated equity in net earnings of investee companies decreased from ₱306 million in 2002 to ₱264 million for the year ended December 31, 2003, due mainly to the decrease in equitized earnings from First Private Power Corporation.

Recovery of (provision for) probable losses on disallowed receivables. In 2002, the Company made a provision for disallowed recoveries of ₱1,639 million. Of this amount, ₱829 million is accounted for by the QPPL's transmission line fees and ₱810 million is accounted for by the VAT savings reflected as part of the mandated residential rate reduction. On January 26, 2004, the ERC allowed the recovery of approximately ₱1,798 million in VAT savings reflected as part of the mandated residential rate reduction, ₱810 million of which had been provided for in 2002. As a result, ₱810 million was reversed in 2003. Adjustments to the QPPL transmission line fee component resulted to a net provision of ₱405 million. Provisions for NPC's penalty on energy imbalance charges were also recorded at ₱399 million. The foregoing adjustments resulted to a net recovery of ₱6 million in 2003.

Write-off of disallowed receivables. For the year ended 2002, the Parent Company wrote-off ₱878 million to recognize the portion of deferred PPA pertaining to anti-pilferage expenses that the ERC disallowed to be recovered from customers.

Income (Loss) from Ordinary Activities before Income Tax, Minority Interest and Extraordinary Loss. As a result of the foregoing, the company posted a consolidated income from ordinary activities for the year ended 2003, totaling ₱1,557 million compared to a loss from ordinary activities of ₱5,910 million for 2002.

Consolidated Provision for (Benefit from) Income Tax. Consolidated provision for income tax for the year ended December 31, 2003, was ₱228 million, compared to ₱1,677 million benefit for 2002, primarily due to the income posted for 2003.

Minority Interest, posted a 133.2% decline due mainly to lower income of subsidiaries.

Extraordinary Loss. An extraordinary loss was recorded in 2002 as a result of the Supreme Court's April 2003 decision where refunds from February 1994 to December 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million, were accounted for.

Consolidated Net Income (Loss). As a result of the foregoing, net income for the year ended 2003, was ₱1,267 million, compared to a ₱27,863 million net loss in the same period in 2002. The significant increase was mainly due to the approved unbundling rates by ERC in May 2003.

Proceeds from long-term loans with various multilateral and bilateral institutions of the Company totaled ₱421 million in 2003 as compared to ₱45 million in 2002, which were used for system upgrading and expansion of distribution facilities.

Consolidated capital expenditures of the Company in 2003 was ₱6,629 million, 3.3% lower than the 2002 level of ₱6,853 million. The Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends paid out to preferred stockholders decreased by 75.7% from ₱74 million in 2002 to ₱18 million in 2003 primarily due the financial crisis brought about by the rate refund ordered by the Supreme Court.

Unappropriated Retained Earnings bounced back from a deficit of ₱11,664 million in 2002 to earnings of ₱2,951 million, primarily due to the income posted for 2003 and the transfer of appropriated retained earnings amounting to ₱12,600 million.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the period under review increased by 106.8% from (₱27.282) in 2002 to ₱1.842 in 2003 due mainly to the ₱1,267 million income posted in 2003.

Year ended December 31, 2002 compared to Year ended December 31, 2001

Consolidated Operating Revenues. The company achieved consolidated operating revenues of ₱120,044 million for the year ended 2002, representing a 9.5% decrease compared to 2001 operating revenues of ₱132,710 million. The decrease in operating revenues was mainly due to the reduction in the Company's distribution rates by ₱0.167 per kWh as a result of the SC decision in April 2003. The decrease was also brought about by a reduction in the cost of power purchased from NPC, which was implemented pursuant to an executive order issued by Philippine President Macapagal-Arroyo in May 2002 reducing NPC's rates by capping the purchased power cost adjustment component of its rates at ₱0.40. Total sales volume increased by 0.6%, reflecting sales volume increase in the residential sector of 0.2%, the industrial sector of 0.9% and the commercial sector of 0.7%.

Consolidated Operating Expenses. Operating expenses decreased by 6.8% to ₱118,552 million in 2002 from ₱127,252 million in 2001.

	Years Ended December 31,		
	2002	**2001**	**Change**
	(in millions)		
Recoverable purchased power	₱98,631	P106,279	(7.2%)
Operations and maintenance	10,415	10,333	0.8%
Depreciation and amortization	5,215	5,059	3.1%
Taxes other than income tax	2,891	2,981	(3.0%)
Cost of contracts and services	906	988	(8.3%)
Real estate sold	494	1,612	(69.4%)
Total	118,552	127,252	(6.8%)

The decrease in consolidated operating expenses was primarily due to a decrease in the cost of recoverable purchased power of 7.2% (from ₱106,279 million in 2001 to ₱98,631 million in 2002). Operations and maintenance expenses increased slightly by 0.8% from ₱10,333 million in 2001 to ₱10,415 million in 2002 due primarily to scheduled increases in salaries and employee benefits under the Company's collective bargaining agreement and provisions for obsolete inventory.

Depreciation and amortization increased by 3.1% (from ₱5,059 million in 2001 to ₱5,215 million in 2002), reflecting additional utility plant equipment and other items placed in service and the booking of appraisal revaluation for the year which increased the base of depreciable assets of the Company.

Taxes other than income tax, decreased 3.0% from ₱2,981 million in 2001 to ₱2,891 million in 2002 due to a decline in operating revenues.

Consolidated Operating Income. As a result of the foregoing, operating income decreased by 72.7% from ₱5,458 million in 2001 to ₱1,492 million in 2002.

Consolidated Other Income (Charges). During 2002, consolidated other income (charges) were (₱7,402) million, an increase of approximately 103.6% over the ₱(3,635) million in non-operating expenses for 2001.

	Years Ended December 31,		
	2002	**2001**	**Change**
	(in millions)		
Interest and other charges – net	₱ (3,840)	₱ (3,287)	16.8%
Provision for probable losses on disallowed receivables	(1,639)	-	(100.0%)
Unrecoverable purchased power	(1,351)	(953)	41.8%
Write-off of disallowed receivables	(878)	-	(100.0%)
Equity in net earnings of investee companies	306	605	(49.4%)
Total	(7,402)	(3,635)	103.6%

Consolidated interest expense and other charges – net for the year ended December 31, 2002, rose by16.8% in comparison to the year ended December 31, 2001 from ₱3,287 million to ₱3,840 million because of lower interest income, the higher cost of debt and depreciation of the peso. Average interest rates for 2002 were 6.6% for foreign loans and 11.5% for domestic loans compared to 6.4% and 10.6% last year. The peso depreciated from an average of ₱51.22 in 2001 to ₱52.00 in 2002.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss increased by 41.8% from ₱953 million in 2001 to ₱1,351 million in 2002 due to the increased level of system loss from 10.39% in 2001 to 10.85% in 2002 and the higher cost of purchased power per kWh.

Equity in net earnings (losses) of investee companies decreased by 49.4% from ₱605 million in 2001 to ₱306 million in 2002 mainly due to losses derived from subsidiaries.

After having made no provision for disallowed recoveries in 2001, the company made provision of ₱1,639 million for disallowed recoveries in 2002 due to the ERC's potential disallowance for recoverability of a portion of deferred PPA pertaining to QPPL transmission line fees and the ERC's potential disallowance for recovery of VAT savings which have been passed on to the Company's residential customers.

The Parent Company made provision for *write-off of disallowed receivables* of ₱878 million in 2002 due to ERC's disallowance for recovery relating to anti-pilferage expenses. The remaining balance of disallowed anti-pilferage expenses of ₱401 million has been reflected as a reversal of 2002 revenues.

Consolidated income (loss) from ordinary activities before income tax and extraordinary loss. As a result of the foregoing, income before income tax declined from ₱1,823 million in 2001 to a loss of (₱5,910) million in 2002 primarily due to the reduction in distribution rates ordered by the SC which brought operating income down and various provisions made pertaining to the deferred purchased power adjustments which were disallowed for recovery by the ERC totaling ₱2,918 million.

Income Tax; Effective Tax Rates. Provision for (benefit from) income tax decreased from ₱838 million in 2001 to (₱1,677) million in 2002 due to the loss incurred for the year. In 2002, the Company paid the minimum corporate income tax of 2% of gross income instead of the regular corporate income tax of 32% of taxable income. The effective tax rate in 2001 is 43.5% due to the non-deductibility of depreciation on appraisal increase for tax purposes.

Extraordinary Loss. As a result of the Supreme Court's April 2003 decision, refunds from February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million, were accounted for as an extraordinary loss in the 2002 statement of income.

Consolidated Net Income (Loss). As a result of the foregoing, the Company posted a net loss for 2002 of ₱27,863 million compared to net income in 2001 of ₱1,352 million.

Liquidity and Capital Resources

The following table shows the Company's cash flows on a consolidated basis as of and for the years ended December 31, 2004 and 2003, and 2002:

	December 31, 2004	December 31, 2003	December 31, 2002
	(in millions)		
Cash Flows			
Cash and cash equivalents, beginning	₱5,320	₱6,832	₱2,966
Net cash provided by operating activities	8,705	9,473	12,477
Net cash used in investing activities .	(6,353)	(4,620)	(5,522)
Net cash provided by (used in) financing activities	(2,754)	(6,404)	(3,089)
Cash and cash equivalents, end	4,918	5,320	6,832

At December 31, 2004, consolidated cash and cash equivalents fell to ₱4,918 million compared to ₱5,320 million at December 31, 2003. Principal sources of cash for the year 2004 were net cash generated from operations totaling ₱11,115 million, ₱973 million and ₱68 million from issuance of preferred stock and subscriptions to common stock, respectively. In addition, the refinancing of unsecured loans amounting to ₱5,864 million and the increase in customers' deposit amounting ₱1,341 million contributed to sources of cash for the year under review. These funds were used primarily for capital expenditures, including capitalized interest of ₱97 million and debt service payments for short-term and long-term debt and interest expense of ₱5,412 million, ₱5,503 million and ₱2,020 million, respectively.

As of December 31, 2003, cash and cash equivalents totaled ₱5,320 million. Principal sources of cash in 2003 were net cash generated from operations totaling ₱15,051 million and drawings from existing long-term and short-term credit facilities totaling ₱421 million and ₱500 million, respectively. These funds were used primarily for capital expenditures, including capitalized interest, of ₱68 million and debt service payments for short-term and long-term debt, and interest expense of ₱2,214 million, ₱6,051 million, and ₱3,246 million, respectively.

For December 31, 2002, cash and cash equivalents of ₱6,832 million was attributed to the net cash generated from operations totaling ₱18,365 million and drawings from existing long-term and short-term credit facilities totaling ₱45 million and ₱3,129 million, respectively. These funds were used primarily for capital expenditures, including capitalized interest, of ₱119 million and debt service payments for short-term and long-term debt, and interest expense of ₱4,631 million, ₱1,888 million, and ₱2,953 million, respectively.

Operating Activities

Net cash provided by operating activities in 2004 amounted to ₱8,705 million, a decrease of ₱768 million or 8.1%, from ₱9,473 million in 2003, mainly due to loss from ordinary activities before income tax, minority interest and extraordinary loss amounting to (₱4,043) million brought about by the provision for probable loss amounting ₱9,822 million. In addition, the poor collection performance as manifested by a substantial increase in accounts receivables by ₱8,218 million, contributed to the decrease in net cash provided by operating activities. For the year ended December 31, 2003, net cash flows from operating activities slightly declined to ₱9,473 million compared to ₱12,477 million for the same period in 2002 due to the payment of interest on loans and the ongoing customer refunds in accordance with the April 2003 SC order beginning June 2003. Furthermore, net cash flows from operating activities in 2002 amounted to ₱12,477 million, an increase of ₱7,661 million or 159.1%, from ₱4,816 million in 2001, mainly due to a significant reduction in purchased power cost by about ₱7,648 million and improved collection performance as manifested by a substantial decrease in accounts receivable by ₱2,466 million.

Investing Activities

In 2004, the Company's net cash used in investing activities was ₱6,353 million, an increase of ₱1,773 million, or 37.5%, from ₱4,620 million in 2003 mainly due to increase in other noncurrent assets amounting ₱2,662 million. For the twelve months ended December 31, 2003 and 2002, net cash used in investing activities were ₱4,620 and ₱5,522, respectively. Capital expenditures for the twelve months ended December 31 were ₱5,421 million in 2004 and ₱6,629 in same period of 2003, a decrease of 18.2%. In 2002, the Company spent ₱6,853 million in capital expenditures, a decrease of ₱1,391 million, or 16.9%, in comparison to the ₱8,244 million spent in 2001.

Financing Activities

The Company used net cash of ₱2,754 million for financing activities in 2004 compared to net cash provided from financing activities of ₱6,404 million in 2003. The improvement could be attributed to the refinancing of Company's unsecured loans late last year. The net cash used in financing activities in 2002 was higher than in 2001 mainly because of lower debt payments amounting to ₱4,631 million on short-term loans and ₱1,888 million on long-term loans compared to ₱8,155 million of short-term and ₱1,485 million for long-term payments for 2001. Principal repayments on short-term and long-term loans as of the close of the period ended December 31, 2004 totaled ₱10,915 million compared to ₱8,265 million for the same period of last year.

Debt Financing

Consolidated long-term debt, net of current portion, was ₱21,985 million as of December 31, 2004, compared with ₱16,505 million as of December 31, 2003. For year ended December 31, 2004, long-term debt stood at ₱25,992 million as compared with ₱25,281 million for the same period in 2003. The proceeds from short-term borrowings on consolidated basis amounted to ₱500 million and ₱3,129 million in 2003 and 2002 respectively. For the year 2004, repayments on long-term debts amounted to ₱5,503 million compared to ₱6,051 million for the same period in 2003. Repayments on long-term debts totaled ₱1,888 million in 2002 and ₱1,485 million in 2001.

The Company's drawings from existing credit facilities during 2002 totaled ₱3,129 million, compared to ₱500 million during the twelve months ended December 31, 2003. Consolidated short-term debt at the end of 2004 totaled ₱442 million, a decrease of ₱5,374 million, or 92.4%, from ₱5,816 million at the end of 2003 due mainly to the Company's refinancing of unsecured short-term loans consummated late last year.

The estimated schedule of repayments of long-term debt of the Company is as follows:

Year	Amount in Original Currency (in millions) U.S. Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Peso	Total Peso Equivalent
2005	$21	¥ 1,011	€2.6	CHF 0.4	187	2,111
2006	23	1,011	0.5	0.4	186	2,033
2007	41	1,011	0.5	0.4	549	3,410
2008	42	1,011	0.5	0.4	548	3,529
2009 thereafter	159	2,022	1.5	0.8	2,189	12,543
	$286	¥6,066	€5.6	CHF 2.4	3,659	23,626

Equity Financing

The company has issued non-voting, non-convertible redeemable preferred shares to certain customers who are located more than 30 meters from an existing line or wire operated by the Company in order to finance the installation of additional facilities to connect such customers to its facilities. The preferred shares earn dividends at 10% per annum and after five years, are redeemable at the option of either the Company or the holder. As of December 31, 2004, there were 230 million preferred shares issued and outstanding in respect of which ₱2,295 million of capital had been paid to the Company.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

a. Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, ₱84,848 million as of December 31, 2003, and ₱78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured.

As a condition for completing such refinancing, the Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Company is not in technical default as of April 5, 2005.

b. November 2003 Provisional Increase still to be approved

In November 2003, the ERC provisionally approved a ₱0.12 per kWh rate increase for the Company. On December 23, a consumer group and three members of the Philippine Congress filed a petition with the Supreme Court seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the Supreme Court ordered the ERC and the Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. On June 15, 2004, the SC laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the Implementing Rules and Regulations of RA 9136, particularly the publication and comment requirements. Both the ERC and the Company seasonably filed their separate motions for reconsideration which remain pending resolution by the SC.

c. Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC and Meralco have already filed a motion for reconsideration. If ERC's May 2003 decision is not ultimately reinstated the implications for Meralco would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort

d. Realty Tax Assessment

The Parent Company is being assessed by certain local government units (LGUs) for realty taxes on certain properties of the Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the CA. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Company.

e. Local Franchise Tax

The Parent Company was assessed by certain LGUs for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Company to recover the current franchise tax payments. The ERC is in the process of validating the same.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

2005 Capital Expenditure Requirements

Electric Capital Projects: (in million pesos)		
a.	System Requirements	₱ 863
b.	Customer Allocation	2,843
c.	Miscellaneous Allocation	1,640
Non Electric Projects		43
Other Capitalized Items		361
	Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations, preferred equity issues and working capital.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The company has an approved capital expenditure budget of ₱5,750 million for the 2005. Due to financial constraints brought about by the refund issue, the budgeted amount could be trimmed down further to ₱5 billion. The Company has to prioritize its projects to only those deemed urgent in this year's (2005) project line up. Funding of capital expenditures will be sourced substantially from internally generated cash flow, preferred equity issues and borrowings from local and foreign financial institutions. The Parent Company has to contend with improvements in its system through much needed capital expenditure program and said program is of primordial importance since this ensures the level of service expected by its customers.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

(v) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

a. Court of Appeals ruling reversing ERC's May 2003 electricity tariff unbundling and tariff increase decision

In January 2005, the Court of Appeals upheld an earlier July 2004 ruling that reversed the ERC's May 2003 decision for the Company to unbundle electricity tariffs and ₱0.17 per kWh increase to electricity tariffs. The increase comprised a ₱0.0835 per kWh increase for generation and transmission, and ₱0.0865 per kWh for distribution. The court said the ERC failed to require an audit of the Company's books and accounts. The court also remanded the case to ERC for further proceedings, including the conduct of an audit by the Commission on Audit. The ERC has already filed a motion for reconsideration and the Meralco plans to also file a similar motion in the short-term. If ERC's May 2003 decision is not ultimately reinstated, the implications for the Company would include reverting to the former bundled rate billing arrangement as well as reversing the ₱0.17 per kWh increase that could give rise to customer refunds. In addition, the recently implemented GRAM and ICERA cost recovery mechanisms would also revert to the previous PPA and CERA framework that provided for automatic pass through of charges to certain costs (such as generation) which would reduce the total potential refund obligation. Meralco is confident that the ERC's May 2003 decision will be reinstated as unbundling of tariffs is a fundamental component of the Philippine's electricity sector restructuring and any reversal would be non-productive for the entire electricity restructuring effort.

b. November 2003 provisional increase still to be approved

In November 27, 2003, the ERC provisionally approved a ₱0.12 per kWh rate increase for the Company. In December 2003, a consumer group and three members of the Philippine Congress filed a petition with the Philippine SC seeking a revocation of the November 2003 provisional increase. In a judgment handed in June 2004, the Philippine Supreme Court upheld the ERC's basic authority to provisional authorizations under EPIRA, but ruled that the ERC's November 2003 provisional approval of a rate increase of ₱0.12 per kWh for the Company was improperly granted due to an abuse of discretion, including the lack of public hearing. The Company and the ERC have both filed their respective motions for reconsideration and are still awaiting response. The Company may choose not to pursue its motion for reconsideration for the November 2003 provisional increase, but instead apply for another increase (which will be at least equal to this increase) by reference to the implementing rules of the proposed new performance based regulatory system to which the Company must indicate interest in participating by end of March 2005.

c. Performance-Based Regulation (PBR)

Currently, the ERC is considering the introduction of a new framework of performance-based regulation, or PBR, to regulate distribution utilities that would replace the existing approach to rate setting based on RORB. The ERC recently promulgated PBR for the transmission sector of the Philippine electric power industry. While the ERC has yet to propose a PBR framework for the distribution sector of the electric power industry, the implementation of PBR in this sector is expected to be modeled on the PBR regime promulgated for the transmission sector.

If a PBR and rate setting framework similar to that for the transmission sector were adopted, a formula that takes into account a number of variables, including forecasted operation and maintenance expenses, while forecasted capital expenditures would be considered in determining the utility's annual depreciation in the rate formula.

The Company believes that such a PBR would permit the calculation and adjustment of tariffs more closely in line with general increases in prices and actual costs, though tariff adjustments will continue to be subject to ERC approvals.

On January 14, 2005, the ERC informed the Company of the approval of the DWRG which commenced the era of performance based regulation (PBR) for Philippine distribution utilities. ERC released last January 10, 2005 the DWRG, which was approved by the Commission last December 20, 2004. Distribution Utilities are given the choice of when to enter, but once in, must stay with the performance based rates (PBR). Last January 14, 2005, the Parent Company wrote ERC of its intention to join Group A2. The DWRG allow for a re-balancing of tariffs by the end of 2005 prior to the formal introduction of a PBR tariff adjustment mechanism in July 2007.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations;

As a result of (v)a above, the company provided for the potential loss of ₱9.8 billion in its income statement.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Noncurrent Assets

- *Consolidated Utility Plant and Others* at revalued amounts increased from ₱88,378 million to ₱86,525 million or a mere 2.1% due to additional projects completed during the year.

- Due to the re-enacted capital expenditure budget for the year 2004 and cash flow problem of the Company, *Construction in Progress* is down by 25.3% from ₱6,188 million in 2003 to ₱4,623 in 2004.

- *Land and development costs.* a Rockwell Land Corporation account, slightly increased by ₱95 million, from ₱973 million in 2003 to ₱1,068 million in 2004, due to the new project (Joya Lofts and Towers) launched on August 2004.

- *Investments at equity* decreased slightly from ₱1,936 million in 2003 to ₱1,846 million in 2004 due mainly to lower share in revaluation increment of subsidiaries and associate, restated at beginning of the year, from ₱1,167 million in 2003 to ₱989 million in 2004.

- *Investments in real properties* which is a subsidiary account, include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. The carrying value of said properties amounting to ₱3,425 million as of December 31, 2004, serve as collateral on certain long-term debt of Rockwell Land Corp.

- *Land and development costs* is also a subsidiary account and as of December 31, 2004, the ending balance is ₱1,068 million compared to ₱973 million as of December 31, 2003.

- *Consolidated other noncurrent assets* increased from ₱22,809 million in 2003 to ₱27,853 million in 2004 or 22.1%, mainly due to increases in Deferred Pass-Through Fuel Costs, from ₱8,286 million in 2003 to ₱13,031 million in 2004; Deferred PPA – net of Current Portion, from ₱3,487 million in 2003 to ₱6,000 million in 2004 and the input Value Added Taxes (VAT) and creditable withholding taxes, from ₱555 million in 2003 to ₱1,273 million in 2004.

Current Assets

- Cash and cash equivalents slightly decreased, from ₱5,320 million as of December 31, 2003 to ₱4,918 million in 2004 or 7.6% and is attributable to the ongoing payment of customers' refund mostly of which are credited to customer bills.

- Receivables increased from ₱23,802 million in 2003 to ₱28,468 million in 2004 due primarily to the unbilled receivables representing purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months, from ₱11,647 million as of December 2003 to ₱15,455 million in December 2004.

- Consolidated inventories as of December 31, 2004 decreased from P1,202 million in 2003 to ₱1,064 million, due to a slow down in capital expenditures because of cash flow constraints.

- Other current assets increased from ₱468 million in 2003 to ₱687 million in 2004 or 46.8% increase which is attributable to the increase in current portion of prepaid income tax, from ₱298 million in 2003 to ₱538 million in 2004 as a result of refund, which the Company has effectively overpaid estimated at ₱8,902 million.

Stockholders' Equity

- Preferred stock increased from ₱1,407 million in 2003 to ₱2,295 million in 2004 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects. Preferred stock issues amounted to ₱973 million for the year 2004 compared to ₱610 million for 2003.

- Common stock also increased due mainly to the 12th ESOP offering on March 1, 2004 from ₱9,993 million in 2003 compared to ₱10,074 million in 2004. During the ESOP 12th Offering, 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan.

- Appraisal increase in utility plant and others slightly decreased by 2.7% from ₱18,662 million in 2003 to ₱18,154 million in 2004 as a result of the depreciation on appraisal increase transferred to unappropriated retained earnings amounting to ₱407 million and the revaluation increment of disposed utility plant and others of ₱-101 million.

- Reflecting the net loss incurred in 2002 amounting to ₱27,863 million as a result of the recognition of an extraordinary loss due to the customer refund, the Company's unappropriated retained earnings (deficit) for 2002 was ₱(11,664) million. In 2003, the balance in the appropriated retained earnings of ₱12,600 million was transferred to unappropriated retained earnings to beef up the deficit. In addition, the net income earned in 2003 amounting to ₱1,267 million resulted to significant improvement in the unappropriated retained earnings amounting to ₱2,951 million. Again, for the year 2004, a consolidated net loss amounting (₱ 2,610) million was incurred due primarily to the provision for probable losses brought about by the Court of Appeals Decision annulling and setting aside the ERC Decision and Order authorizing the unbundled tariff increase for the Company. As a result, the balance of unappropriated retained earnings as of December 31, 2004 is down by 72%, from ₱2,951 million in 2003 to ₱827 million.

Noncurrent Liabilities

- Customers refund - noncurrent portion represents the balance of the customers refund not yet due within one year. As of December 31, 2004 this amounted to ₱15,142 million, lower than the December 31, 2003 balance of ₱18,689 million due to the full implementation of Phases 1 – III customers and transfer of the amounts due within one year to the Customers refund - current account.

- Customers' deposits – noncurrent balance of the Company as of December 31, 2004 is ₱16,400 million, 23.7% higher compared to the December 31, 2003 figure of ₱13,255 million.

	(in million pesos)	
	2004	2003
Meter and service deposits	10,449	9,800
Interest on Meter and service deposit	5,951	3,455
Total	16,400	13,255

- Liability arising from deferred pass-through fuel costs increased from ₱8,286 million in 2003 to ₱13,031 million in 2004 due to additional costs incurred in 2004 amounting to US$82 million compared to US$64 million in 2003.

- Deferred income tax liabilities decreased by ₱2,561 million, from ₱10,481 million in 2003 to ₱7,920 million in 2004 as a result of increased deferred income tax assets particularly the tax effect provision for probable losses brought about by the CA Decision on unbundling tariff increase.

ξ Summary of "Provisions" account is accounted for as follows:

	2004	2003
	(in million pesos)	
Provision for probable losses	9,824	-
Interest differential on meter & bill deposit	-	2,379
Provision for various tax assessments and legal claims	489	491
Total	10,313	2,870

ξ Long-term debt – net of current portion increased to ₱21,985 million in 2004 from ₱16,505 in 2003, primarily due to the Company's refinancing of unsecured loans for a seven-year dual tranche facility denominated in US$ and Peso amounting to the equivalent of US$235 million. (See Note 15 - Notes to financial statements)

ξ Estimated liability for project development as of December 31, 2004 amounting to ₱692 million is the liability of Rockwell Land as agreed upon with contractors for the construction of the "Manansala" condominium project.

ξ Other noncurrent liabilities amounted to ₱2,828 million in 2004 compared to ₱1,079 million in 2003 or an increase of ₱1,749 million due mainly to the accrual of interest on deferred pass-through fuel cost and accrual of OMTL charges.

Current Liabilities

ξ As of December 31, 2004, the Company has no existing short-term loans due mainly to the refinancing consummated late last year. Consolidated notes payable balance amounting to ₱442 million as of 2004, is a subsidiary account compared to ₱5,816 million balance as of 2003.

ξ Accounts payable increased from ₱19,647 million in 2003 to ₱26,469 million or 34.7%. The big chunk goes to trade accounts payable, from ₱12,073 million in 2003 to ₱15,829 million in 2004, due to the higher level of purchased power costs brought about by increased demand.

ξ With the completion of Phases I to III of the ongoing customers' refund, the current portion of the remaining phases as of December 31, 2004, amounts to ₱5,409 compared to ₱6,919 million as of 2003 or a decrease of 21.8%.

ξ Long-term debt - current portion amounted to ₱4,007 million as of December 2004 compared to ₱8,776 million as of 2003, due to the refinancing of unsecured long-term debt bearing an amortizing feature and a final maturity in 2011 or for a seven-year period.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

Seasonality

The following table sets forth the Company's quarterly sales in gWh.

	2004	2003	2002	2001
	(in gWh)			
Quarterly Sales				
First Quarter	5,590	5,470	5,007	5,343
Second Quarter	6,437	6,116	5,948	5,818
Third Quarter	6,392	6,157	5,931	5,820
Fourth Quarter	6,242	6,091	5,936	5,708
Totals	24,660	23,834	22,822	22,689

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the Company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the Company's revenues are earned in the second half of the year.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

A statement that the registrant's net worth exceeds ₱25 million, and if unsecured bonds are to be issued, that the registrant has been in business for three years, unless the Commission based upon a consideration of all aspects of the matter determines that it would not be inconsistent with the public interest to permit a variation of these provisions.

Not Applicable.

(c) Interim Periods

If interim financial statements are included in the registration statement or report, provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.

Not Applicable

(B) Information on Independent Accountant and Other Related Matters

The External Auditor

SGV & Co. has been appointed by the stockholders as the external auditor of the Company during the annual stockholders' meeting. The external auditor is normally invited by the Audit Committee in their meetings when issues related to the audit of the Company's financial statements are discussed.

The Engagement Partner of SGV for the Company is Ms. Vivian Cruz-Ruiz. She has been handling the Company as the signing partner for the last three years.

(1) External Audit Fees and Services

(a) Audit and Audit Related Fees

1. The audit of the registrant's annual financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements for the last two fiscal years.

	2004	2003
Regular financial audit	₱6.91M	₱4.76M
Retainer's fee	0.66M	0.66M

2. Other assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the registrant's financial statements. The registrant shall describe the nature of the services comprising the fees disclosed under this category;

i. SGV was contracted to conduct an independent validation and audit of the Gross Refund Amount (GRA) due to customers as a result of the Supreme Court decision. This amount represent refund covering energy consumption of customers from February 1994 to December 2003 which was estimated to cost about ₱30 billion. The audit was based on agreed upon procedures that necessitated the performance of various tests to validate the accuracy of the GRA. The engagement started around the last quarter of 2002 and completed by 2nd quarter of 2003. The validated GRA was the basis for the official take-up of the refund liability in the restatement of the 2002 financial statements upon the finalization of the 2003 audited financial statements.

Fees paid:	₱0.55M	in 2004
	1.65M	in 2003

ii. SGV was contracted to participate in the Companywide fixed asset count and audit of reconciliation of records. This undertaking was aimed at ensuring fixed asset records reconciles with the actual count and the disposition of company fixed assets. The result of this activity was the basis for making the necessary adjustment in the financial statements. The engagement started in the last quarter of 2002 and completed around 1st quarter of 2003.

Fees paid:	₱5.5M	in 2003

iii. SGV was also asked to perform limited review and audit of the Net Earnings Statement of MERALCO, a requirement of the creditors under the refinancing program of the Company. However, since the negotiation and conclusion of the refinancing program had to be extended several times because of waiver requirements from the existing creditors, SGV had to prepare three net earnings statements of different fiscal year and dates.

Fees paid:	₱10.3M	in 2004
	2.2M	in 2003

(b) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the external auditor for tax accounting, compliance, advice, planning and any other form of tax services.

SGV rendered advisory services upon request of the Company relative to the filing of an amended quarterly income tax return.

Fees paid: ₱0.22M in 2003

(c) All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the external auditor, other than the services reported under items (a) & (b) above.

SGV rendered advisory services related to the impact of SFAS 27/IAS27 to the Parent Company applying uniform accounting policies including all subsidiaries.

Fees paid: ₱ 0.06M in 2003

(d) The audit committee's approval policies and procedures for the above services.

The Audit Committee recommends to the Board the appointment of the external auditor for purposes of certifying the annual audited financial statements. Management is given the free hand to contract the services of an independent accountant for audit-related services. Disclosure to the Audit Committee is required for contracting the appointed external auditor for non-audit services.

(2) Describe disagreements, if there were any, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement (s) in connection with this report.

None

(3) If there were any disagreements as described in subparagraph (2), the registrant shall request the former accountant to furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant and, if not, stating the respects in which it does not agree. The registrant shall file the former accountant's letter as an exhibit to the report or registration statement containing this disclosure.

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of December 31, 2004
(With comparative figures for December 31, 2003)
(In Million Pesos, except Ratio)

	2004	2003
Preferred stock	2,295	1,407
Common stock	10,074	9,993
Capital in excess of par value	2,944	2,895
Deposits on subscriptions to preferred stock	87	101
Subscription receivable, common stock	(72)	(10)
TOTAL PAID-IN CAPITAL (a)	15,328	14,386
UNAPPROPRIATED RETAINED EARNINGS (b)	827	2,951
R A T I O (b / a)	5.4%	20.5%

Note: Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

MANILA ELECTRIC COMPANY
SCHEDULE OF TAXES AND LICENSES
FOR THE YEAR ENDED DECEMBER 31, 2004
(In Pesos)

Kind of Tax	Official Receipt No.	Date Paid		Amount
Documentary stamp taxes	Various	Various	P	186,873,939
Percentage taxes	Various	Various		140,551,607
Real property taxes	Various	Various		95,281,621
Radio licenses / NTC fees	Various	Various		20,135,653
Permits and licenses	Various	Various		2,770,580
Fringe benefit taxes	Various	Various		4,900,111
PSE / SEC licenses	Various	Various		594,006
Residence(Community) tax - basic and additional	00009286	01/07/2004		10,500
Other business taxes	Various	Various		124,440,483
TOTAL				**575,558,500**

sec-annual2004"/mydocc/taxes

US SEC
File No. 82-3237 93

ITEM 7 - FINANCIAL STATEMENTS (SRC Rule 68)

Consolidated Audited Financial Statements

1. **Utility Plant and Others (See attached)**

2. **Schedule of Accounts Payable and Other Liabilities (in million pesos)**

	2004	2003	2002
Parent Co.			
a National Power Corporation (NPC)	6,580	3,709	3,100
b National Transmission Company	2,012	2,374	2,090
c Duracom Mobile Power Corporation	405	210	283
d Quezon Power Philippines Ltd	1,677	1,512	869
e First Gas Power - Sta. Rita	2,632	2,037	3,540
f First Gas Power - San Lorenzo	1,329	981	1,731
g Foreign and local purchases	736	736	1,068
h Accrual of imbalance charges	374	285	306
i Others	28	124	135
Total Parent Co.	**15,773**	**11,968**	**13,122**
Trade payable of subsidiaries	56	105	635
Accrued pension	4,120	2,133	378
Payable to customers	1,085	0	0
Accrued taxes	827	1,163	742
Deposits from pre-selling of condominium units	762	0	389
Current portion of meter & service deposits	521	470	480
Current portion of interest on meter and service deposits	275	101	72
Advance payment received from pole rentals	250	380	200
Accrued interest on loans	211	285	412
Customer deposits	2	297	417
Advance payment received from customers	0	0	633
Accrued expenses and other payables	2,587	2,745	2,654
Total Consolidated	**26,469**	**19,647**	**20,134**

Notes: a. Liability to NPC represents unpaid power purchases and rental of equipments in the Balintawak substation.

g. Foreign and local purchases represent amounts due to suppliers of poles, cables, wires, transformers & other substation requirements

i. Others represent miscellaneous payables such as water bills (MWSS), telephone charges (PLDT) and security services.

3. Breakdown of Consolidated Interest and Other Financial Charges
(State separately: Interest on bonds, mortgages and other similar long-term debt; amortization of debt discount, expense or premium and other interest.)

	2004	2003	2002
Parent Co.			
Interest expense on long-term debt	1,403	1,820	1,879
CERA II realized foreign exchange loss	980	1,241	667
Interest expense on customer's deposit	911	967	1,035
Interest expense on deferred fuel cost true up	364	152	0
Interest expense on short-term loans	301	335	384
Amortization of debt discount and expenses	149	119	115
Interest charged to construction	(97)	(68)	(119)
Other financial charges	735	286	423
TOTAL - Parent Co.	**4,746**	**4,852**	**4,384**
Meralco Industrial Engineering Services Corp.			
Interest expense on loans	59	53	68
Rockwell Land Corporation			
Interest expense on loans	237	249	341
Other financial expenses	0	1	309
Corporate Information Solutions, Inc.			
Interest expense on long-term debt	6	11	21
Other expenses	66	0	0
GRAND TOTAL	5,114	5,166	5,123

Item 7. Financial Statements

The consolidated financial statements and supplementary schedules, Exhibit 1, are filed as part of this Form 17-A.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

The accounting firm of Sycip Gorres Velayo & Co. (SGV) has been the Company's Independent Public Accountants since 1986. There was no event in the past eighteen (18) years where SGV and the Company had any disagreement with regard to any matter relating to accounting principles or practices, financial statement disclosures or auditing scope or procedure.

PART III – CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers

(1) Identity of Directors, Executive Officers and Significant Employees

As of February 28, 2005, the names of the incumbent Directors and Executive Officers of the Company and their respective ages, current positions held, periods of service and business experience during the past five years are as follows:

Senior Executive Officers:

MANUEL M. LOPEZ: 62, Director/Chairman and CEO (July 1, 2001 to present).
Chairman of Philippine Commercial Capital, Inc. (1986 – Present), Rockwell Land Corporation (1986 – Present), Director of ABS-CBN Broadcasting Corporation (1986 – Present), First Philippine Holdings Corporation (1986 – Present), Benpres Holding Corporation (1986 – Present), Bauang Private Power Corporation (1995 – Present), First Private Power Corporation (1995 – Present).

Educational Background
- Bachelor of Science in Business Administration
- Harvard Program for Management Development

FELIPE B. ALFONSO: 68, Director/Vice Chairman (July 1, 2001 to present). Director/Chairman of Manila Electric Company; Chairman of e-Meralco Ventures, Inc., Meralco Energy, Inc.; Co-Vice Chairman of the AIM Board of Trustees (1999 – Present); Executive Director of the Ramon V. del Rosario, Sr. AIM Center for Corporate Social Responsibility; Member, Board of Directors of Metrobank, Jollibee Foods Corporation (2000 – Present), Benpres Holdings Limited, Bauang Private Power Corporation (1995 – Present), First Private Power Corporation (1995 – Present), Bacnotan Cement Corporation, Coca-Cola Foundation of the Philippines, Wockhardt Limited of India, Hambrecht & Quist Philippines, Inc.; Member, Board of Trustees of Makati Business Club; Director-General of the Philippine Committee of the Pacific Basin Economic Council (PBEC).

Educational Background

- Master in Business Administration, New York University (1967)
- Bachelor of Laws, Ateneo de Manila University – 1962
- Bachelor of Arts, San Jose Seminary, Ateneo de Manila University

JESUS P. FRANCISCO: 61, Director/President and COO (July 1, 2001 to present).
Chairman & President of Meralco Industrial Engineering Services Corporation; Chairman of Meralco Energy, Inc. (1980 – Present), UP Engineering R & D Foundation, Inc.; President of Meralco Millennium Foundation, Inc. (May 8, 2002 – Present); Vice Chairman of e-Meralco Ventures, Inc. (2000 – Present); Director of General Electric Philippines Meter and Instrument Co., Inc. (GEPMICI), Corporate Information Solutions, Inc. (1987 – Present), Bauang Private Power Corporation (1995 – Present), First Private Power Corporation (1995 – Present), Rockwell Land Corporation (1995 – Present).

Educational Background

- Strategic Business Economics Program – University of Asia and Pacific (formerly CRC) – 1986
- Senior Managers Program – Harvard Business School – 1982
- Masters in Business Management – Asian Institute of Management - 1971
- B.S. Electrical Engineering – University of the Philippines – 1966
- B.S. Mechanical Engineering – University of the Philippines - 1963

Honors/Awards

- The Onofre Banson Award for Professional Achievement conferred by Tau Alpha U.P. College of Engineering – August 2002
- The 2001 – 2002 Outstanding Bedan Award conferred by San Beda College Alumni Association and San Beda College Alumni Foundation, Inc.
- UPAA's Professional Award in Engineering conferred by University of the Philippines – June 19, 1999
- UPAE Most Outstanding Alumnus in the Field of Electrical Engineering conferred by University of the Philippines – 1998
- Asian Institute of Management Alumni Achievement Award (Triple A) conferred by Asian Institute of Management – 1996
- Tau Alpha Foundation, Inc. Achievement Award conferred by Tau Alpha Foundation, Inc. – March 30, 1990
- Philippine Society of Mechanical Engineers Achievement Award conferred by Philippine Society of Mechanical Engineers – October 27, 1984

DANIEL D. TAGAZA: 64, Executive Vice President, Chief Financial Officer & Comptroller.
Trustee of Meralco Pension Fund (1997 – Present), MMLDC Foundation, Inc. (2002 – Present); Director & Treasurer of Corporate Information Solutions, Inc. (1998 – Present), Meralco Industrial Engineering Services Corporation (1998 – Present), Meralco Energy, Inc. (1999 – Present); Director of General Electric Philippines Meter and Instrument Company, Inc. (1997 – Present), Mutual Fund Company of the Philippines (1997 – Present), PCCI Insurance Brokerage, Inc. (1998 – Present), Philippine Commercial Corporation, Inc. (2000 – Present).

Educational Background

- MBA Candidate – De La Salle University – 1977
- Bachelor of Science in Commerce – Araullo Lyceum - 1964.

RICARDO V. BUENCAMINO: 60, Senior Vice President and Head of Networks.
Director of CEPSI Philippines, Inc., Corporate Information Solutions, Inc. (2001 – Present), Clark Electric Distribution Corporation, General Electric Philippines Meter and Instrument Co., Inc., Landbees Corporation, Meralco Energy, Inc., Meralco Industrial Engineering Services Corporation (2001 – Present), MIESCOR (USA), Inc., Meralco-AFME (Association of Former Meralco Employees), Asian Center for Energy Management.

Educational Background

- Master in Management – Asian Institute of Management – 1995
- B.S. in Electrical Engineering – Mapua Institute of Technology - 1966

ROBERTO R. ALMAZORA: 44, First Vice President & Head of Supply.
Director of Meralco Industrial Engineering Services Corporation (2002 – Present), e-Meralco Ventures, Inc. (2000 – Present), Meralo Energy, Inc. (2000 – Present), Soluziona Philippines, Inc. (2000 – Present), CEPSI Philippines, Inc.; Trustee of Meralco Millennium Foundation, Inc. (2002 – Present)

Educational Background
- Bachelor of Science in Electrical Engineering – University of the Philippines – 1983 (College Scholar)
- Master in Business Management – Asian Institute of Management – 1987 (Dean's List)

CAMILO D. QUIASON: 79, Corporate Secretary and General Counsel
Director of Enrico Realty Corporation, Semper Investment, Inc., Quemabar Investment, Inc., Manila North Tollways Corporation, First Philippine Industrial Development Corporation (2002 – Present), Maynilad Water Services, Inc. (2002 – Present); Trustee of Eugenio Lopez Foundation, Inc. (1998 – Present), Associate Justice of the Supreme Court of the Philippines (1993 – 1995).

Educational Background
- Special Studies – Southwestern Legal Center, Dallas, Texas – 1964
- Master of Laws – University of the Philippines 1956
- Bachelor of Laws – University of the Philippines – 1950
- College of Liberal Arts – University of the Philippines - 1946

Other Directors and Officers

WINSTON F. GARCIA: 46, (May 25, 2004 to present).
President and General Manager of Government Service Insurance system, Vice Chairman of Government Service Insurance System; Chairman of National Reinsurance Corporation, GSIS Mutual Fund, Inc., Asean Forum G-G, Inc.; Director of Asean Social Security Association, San Miguel Corporation, The Manila Hotel Corporation, Philippine National Construction Corporation, Philippine Health Insurance Corporation, New San Jose Builders Corporation, Philippine Stock Exchange; Treasurer of Philippine Social Security Association.

Educational Background
- Bachelor of Laws – San Beda College of Law
- Associate in Arts – Southwestern University
- University of Santo Tomas – Bachelor of Philosophy

JUAN B. SANTOS: 66, Director (May 25, 2004 to January 31, 2005).
Chairman of Nestle Philippines, Inc. (April 2003 – present), Gold Coin Management Holdings Ltd., Philippine Business for the Environment, Foundation for Rural Electrification for Economic Development, Ramon

Magsaysay Award Foundation, Philippine-Swiss Business Council; Chairman of the Advisory Board of Equitable PCIBank; Director of PLDT (March 2001 – present), Malayan Insurance Company, Inc. (May 2003 – present), Equitable Savings Bank, Inc., PCI Leasing and Finance, Inc., Inter-Milling Holdings Limited, PT Indofood Sukses Makmur Tbk, St. Luke's Medical Center; Co-Chairman of Philippines Business for Social Progress.

Educational Background

- B.S. Business Administration – Ateneo de Manila University
- Masters in Business Administration – Thunderbird Graduate School of Management, Arizona, U.S.A.
- Program for Executive Development – IMD Laussane, Switzerland

CHRISTIAN S. MONSOD: 68, Director (December 21, 1998 to present). Consultant of MERALCO (October 2002 to Present); Consultant of Banco Filipino; Director and Chief Strategist – Benpres Holdings Corporation (1985 – 2002); Directors and Senior Consultant – First Philippine Holdings Corporation; Director of First Philippine Infrastructure Development Corporation, Manila North Tollways Corporation, Maynilad Water Services, First Generation Corporation, Philippine Electric Corporation, First Philippine Industrial Corporation, First Philippine Balfour Realty, Philippine Electric Corporation, Ecco-Asia Corporation, First Electro Dynamics Corporation, First Philippine Energy Corporation, Asian Eye Institute, First Philippine Industrial Park, First Holdings Realty and Development Corporation (1985 to October 2002).

Educational Background

- Masters in Economics – University of Pennsylvania – 1963 (University Scholar)
- Bachelor of Laws – University of the Philippines - 1960 (Member, Philippine Bar)

Honors/Awards

- Doctor of Laws, Honoris Causa conferred by Ateneio de Manila University – 1995
- Doctor of Humanities, Honoris Causa conferred by Ateneo de Manila University – 1993
- TOFIL Awardee (The Outstanding Filipinos) for Government Services – 1995
- Man of the Year Awardee conferred by Catholic Educators Association of the Philippines – 1992
- Special Citation for Exemplary Performance in Government Service conferred by the Joaquin "Chino" Roces Foundation

WASHINGTON Z. SYCIP: 83, Director (August 1996 to present).
Founder of SGV Group; Chairman of the Board of Trustees and Board of Governors of Asian Institute of Management, Philippines; Chairman of Cityland Development Corporation (2001 – Present); Chairman of Lufthansa Technick Philippines, Inc. (2000 – Present); Chairman of MacroAsia Corporation (1996 – Present); Director of Belle Corporation (1996 – Present); Benpres Holdings Corporation (1997 – Present); First Philippine Holdings Corporation (1997 – Present); Philippine Air Line, Inc. (1997 – Present); Philippine Hotelier, Inc. (1997 – Present); Philippine National Bank (1999 – Present); Philamlife, Inc. (2001 – Present); The PHINMA Group (1996 – Present); Solid Group (1996 – Present); State Investment Trust Group (2001 – Present); State Land Group (1996 – Present); Systems Standards, Inc. (1998 – Present); William, Gothong, & Aboitiz, Inc. (1996 – Present).

Educational Background
- MA in Science in Commerce – Columbia University – 1942
- BS Commerce – University of Santo Tomas – 1940 (Summa Cum Laude)
- MA Science in Commerce – University of Santo Tomas 1939 (Meritissimus)

Honors/Awards
- 1992 Ramon Magsaysay Awardee for International Understanding
- Management Man of the Year – conferred by Management Association of the Philippines 1967
- Accountancy Hall of Fame – conferred by Philippine Institute of Certified Public Accountants – 1980
- Philippine Legion of Honor, Degree of Commander – conferred by the Philippine Government – June 30, 1991
- Star of the Order of Merit – conferred by the Republic of Austria – 1976
- Officer First Class of the Royal Order of the Polar Star awarded by H.M. the King of Sweden – June 1987
- Doctor of Laws, Honorary Degree – conferred by the University of Melbourne – 1993
- Doctor of Laws (Honoris Degree) – conferred by the University of the Philippines
- Doctor of Philosophy in Financial Management – conferred by De La Salle University, Philippines
- Doctorate Degree in Accounting Education – conferred by the University of Santo Tomas, Philippines
- Doctorate Degree in Development Management – conferred by the Iligan Institute of Technology, Mindanao State University, Philippines.

MARGARITO B. TEVES: 61, Director (September 25, 2000 to present).
President and CEO of Land Bank of the Philippines (2000 – Present); Chairman of LBP Insurance Brokerage, Inc. (2000 – Present), LBP Leasing Corporation (2000 – Present), LBP Countryside Development Foundation (2000 – Present), LBP Realty Development Corporation (2000 – Present), Masaganang Sakahan, Inc. (2000 – Present), LBP Financial Services SpA (2000 – Present), Management Committee of National Livelihood Support Fund (NLSF), People's Credit and Finance Corporation (PCFC), Asia Pacific Rural and Agricultural Credit Association; Chairman & President of LBP Remittance Co. U.S.A.; Acting Chairman of Philippine Crop Insurance Corporation (PCIC); President of APRACA-CENTRAB; Director of Cotton Development Administration, Great Pacific Life Assurance Corporation, Pacific Plans, Inc., PhilEquity Fund, Inc., Center for Legislative Development, Inc., Alsons Cement Corporation, Asean Finance Corporation (AFC); Trustee of Ayala Foundation, Inc.; Council Member of National Food Authority, Food Terminal, Inc.

Educational Background
- MA, Development Economics – Williams College, Massachusetts, U.S.A. - 1968
- Diploma in Business Studies – City of London College – 1965
- Bachelor of Arts – Universidad Central de Madrid, Spain – 1962

FRANCISCO L. VIRAY: 56, Director (August 23, 2004 to present).
President of Trans-Asia Power Generation Corporation (October 1999 – present), Trans-Asia Renewable Energy Corporation (January 2000 to present), Executive Vice President of Trans-Asia Oil and Energy Development Corporation.

Educational Background
- BS Electrical Engineering – University of the Philippines
- MS Electricial Enegineering – University of the Philippines
- Doctor of Philosophy – West Virginia University, U.S.A.

EMILIO A. VICENS: 37, Director (April 14, 2003 to present).
Managing Director of Union Fenosa Internacional - Asian Region (2002 – Present); Director of Enron Global Markets; Director & Manager of Enron International; Associate of Enron Capital & Trade Resources (November 2000 – October 2001).

Educational Background
- MA, Business Administration – Harvard University – 1996
- Bachelor of Business Administration – Universidad Metropolitana – 1991 (Student Excellence Award by P & G Merit Scholarship by University Student Council Head).

CESAR E.A. VIRATA: 74, Director (May 28, 2002 to present).
Director, Corporate Vice Chairman & CEO of Rizal Commercial Banking Corporation (2003 – Present); Chairman & President of C. Virata and Associates, Inc. Management Consultants (1986 – Present); Director &/or Chairman of various financial companies such as RCBC Savings Bank, Inc., RCBC Capital Corporation, Bankers Association of the Philippines, Nippon Life Company of the Philippines, Inc., Business World Publishing Corporation, Belle Corporation, Coastal Road Corporation, Luisita Industrial Park Corporation, Pacific Land, Inc., Mapua Institute of Technology, Bankard, Inc., YCG Corporate Services, Inc.

Educational Background
- MBA in Industrial Management – University of Pennsylvania Wharton Graduate School – 1963
- B.S. in Business Administration – University of the Philippines (1952 (Cum Laude)
- B.S. in Mechanical Engineering – University of the Philippines – 1952 (PSME Gold Medal)

Honors/Awards
- Honorary Doctorate Degrees – Ateneo de Manila University, University of the Philippines, St. Louis University, Centro Escolar University, Lyceum of the Philippines, Philippine Women's University, Manila Central University

CAMILO D. QUIASON: 79, Corporate Secretary and General Counsel
Director of Enrico Realty Corporation, Semper Investment, Inc., Quemabar Investment, Inc., Manila North Tollways Corporation, First Philippine Industrial Development Corporation (2002 – Present), Maynilad Water Services, Inc. (2002 – Present); Trustee of Eugenio Lopez Foundation, Inc. (1998 – Present), Associate Justice of the Supreme Court of the Philippines (1993 – 1995).

Educational Background
- Special Studies – Southwestern Legal Center, Dallas, Texas – 1964
- Master of Laws – University of the Philippines 1956
- Bachelor of Laws – University of the Philippines – 1950
- College of Liberal Arts – University of the Philippines - 1946

LEONISA C. DE LA LLANA: 51, First Vice President & Head of Human Resources and Corporate Services
Director & Treasurer of Soluziona Philippines, Inc. (1995 – Present); Director of e-Meralco Ventures, Inc. (2000 – Present), CEPSI Philippines, Inc. (199 – Present), Asian Center for Energy Management Corporation (2001 – Present), Meralco Industrial Engineering Services Corporation (2003 – Present); Trustee & Vice President of Meralco Millennium Foundation (2002 – Present); Trustee, Vice President & Treasurer of MMLDC Foundation, Inc. (2002 – Present).

Educational Background
- Master of Arts in Economics – Utah State University, Logan, Utah, U.S.A. – 1977
- Bachelor of Arts in Economics – University of the Philippines – 1974 (Dean's Medal for Excellence; College Scholar)

RAFAEL L ANDRADA: 45, First Vice President and Treasurer
Trustee of Meralco Pension Fund (1997 – Present); Director of Rockwell Land Corporation (1997 – Present), First Private Power Corporation (1997 – Present), Bauang Private Power Corporation (1997 – Present), e-Meralco Ventures, Inc. (2000 – Present), Meralco Industrial Engineering Services Corporation (2002 – Present), Soluziona Philippines, Inc. (2001 – Present), Meralco Millennium Foundation, Inc. (2002 – Present), Meralco Financial Services Corporation (2002 – Present), BayanTrade.

Educational Background
- Bachelor of Science in Commerce, Major in Management – De La Salle University - 1982

ELPI O. CUNA, JR.: 67, Vice President & Head of Corporate Communications
Director of Manila Overseas Press Club (2000 – Present); Member of International Association of Business Communicators (1988 – Present), Public Relations of the Philippines, Philippine National Red Cross (Rizal Chapter), National Social Action Council, Philippines Columbian Association, National Citizens Movement for Free Election.

Educational Background
- AB Economics – Ateneo de Manila University - 1959.

JAIME R. CAMACHO: 56, Vice President & Chief Information Officer
Director of e-Meralco Ventures, Inc. (2002 – Present), Corporate Information Solutions, Inc. (2004).

Educational Background
- Basic Management Program – Asian Institute of Management – 1990
- B.S. Electric Engineering – University of San Carlos - 1971

HELEN T. DE GUZMAN: 47, Vice President, Corporate Auditor & Compliance Officer
Director & Vice President for the Internal Affairs of Institute of Internal Auditors (Philippines)

Educational Background
- BSC – Accounting – University of Santo Tomas
- Executive MBA – Asian Institute of Management

IVANNA G. DE LA PEÑA: 50, Vice President & Head of Utility Economics and Regulatory Relations & Policy Advocacy
Director of Clark Electric Development Corporation, Director and Treasurer of Share an Opportunity (NGO)

Educational Background
- BS Statistics – U.P. Diliman, Quezon City – 1976
- MBA – U.P. Diliman, Quezon City - 1986

ROSARIO Q. PARAGAS: 57, Vice President & Head of Branches
Director of Meralco Financial Services Corporation

Educational Background
- BSBA – University of the Philippines
- MBA Candidate – De La Salle University

LUCITO L. SANTOS: 57, Vice President & Head of Corporate Logistics
Director of Meralco Industrial Engineering Services Corporation, MIESCOR, USA, Inc., Landbees Corporation

Educational Background
- BSEE – Mapua Institute of Technology – 1969

ANTONIO R. VALERA: 51, Vice President, Assistant Comptroller & Head of Financial Planning and Control
Director of Meralco Savings and Loan Association, Inc., Miescor Builders, Inc., Corporate Information solutions, Inc., e-Meralco Ventures, Inc.

Educational Background
- BSBA – Accounting – University of the East
- Master in Management – Asian Institute of Management

ALFONSO Y. LACAP: 47, Assistant Vice President, Assistant Corporate Secretary & Head of Corporate Legal, Legal Services
Corporate Secretary of Meralco Industrial Engineering Services Corporation; Legal Counsel of Meralco Savigns and Loan Association, Inc.

Educational Background

- LLB – Lyceum of the Philippines
- BSC Accounting – Lyceum of the Philippines

ANTONY V. ROSETE: 48, Assistant Vice President, Assistant Corporate Secretary & Head of the Office of the Assistant Corporate Secretary
Director and Corporate Secretary of e-Meralco Ventures, Inc.

Educational Background

- AB Political Science – Ateneo de Manila University
- Bachelor of Laws – Ateneo de Manula University

MANOLO C. FERNANDO: 49, Assistant Vice President, Assistant Treasurer & Head of Treasury Operations
Director of Meralco Financial Services Corporation; Director & President of Meralco Savings and Loan Association; Chairman, Public Affairs Committee of Financial Executives Institute of the Philippines

Educational Background

- BS Psychology – University of the Philippines, Diliman – 1979
- MBA – Ateneo de Manila Graduate School of Business – 1992 (Dean's List)

GIL S. SAN DIEGO: 57, Vice President & Assistant Corporate Secretary
Director of Corporate Information Solutions, Inc. (2002 – Present), Soluziona Philippines, Inc. (2003 – Present), Meralco Energy, Inc. (2000 – Present), Meralco Financial Services Corporation (2002 – Present); Trustee of the Meralco Pension Fund, Meralco Millennium Foundation, Inc. (2002 – Present), MMLDC Foundation, Inc. (2002 – Present), Asian Center for Energy Management Corporation (2003 – Present).

The Directors are elected at the annual meeting of stockholders to hold office until the next succeeding annual meeting and until their successors shall have been elected and qualified.

Significant Employees

There are no persons other than the Directors and Executive Officers expected by the registrant to make significant contributions to the Company.

Family Relationships

None of the Directors or Executive Officers of the Company are relatives.

Involvement in Certain Legal Proceedings

The registrant is not aware of any legal proceedings during the past five (5) years of the nature required to be disclosed under Part IV of Annex "C" of the Securities Regulation Code (SRC) with respect to Directors and Executive Officers.

Item 10. Executive Compensation

Summary of Compensation

The aggregate compensation of the Company's Directors and Officers for the last two fiscal years are as follows:

NAME	YEAR	SALARY (in Pesos)	VARIABLE PAY (in Pesos)	TOTAL (in Pesos)
Chief Executive Officer and Senior Executive Officers*	2005***	25,161,910.12	10,063,915.00	35,225,825.12
	2004	25,161,910.12	10,063,915.00	35,225,825.12
	2003	15,728,717.00	3,215,220.00	18,943,937.00
All officers and directors as a group unnamed**	2005***	31,525,296.71	11,487,714.00	43,013,010.71
	2004	31,525,296.71	11,487,714.00	43,013,010.71
	2003	24,963,675.00	4,980,587.00	29,944,262.00

*For Years 2004 and 2005, the Senior Executive Officers are composed of the Chairman & Chief Executive Officer, Manuel M. Lopez; President & Chief Operating Officer, Jesus P. Francisco and the heads of the seven (7) major functional groups of the company under a restructured organization, namely: Daniel D. Tagaza, Executive Vice President, Chief Financial Officer & Comptroller; Ricardo V. Buencamino, Senior Vice President & Head of Networks; Roberto R. Almazora, First Vice President & Head of Supply; Leonisa C. de la Llana, First Vice President & Head of Human Resources and Corporate Services; Jaime R. Camacho, Vice President & Chief Information Officer; Gil S. San Diego, Vice President, Assistant Corporate Secretary & Head of Legal; and Lucito L. Santos, Vice President & Head of Corporate Logistics.

**With the requirements for compliance to Business Separation & Unbundling Plan (BSUP) and in preparation for a more competitive industry, Meralco is currently restructuring with the consequence of adding more officers to this unnamed group.

***For Year 2005, no significant change is anticipated in the compensation of Directors and Officers.

As provided in the Company's Amended By-Laws, the Directors, as such, shall not receive any stated salary for their services, but by resolution of the stockholders, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular, special or committee meetings of the Directors; but nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefor.

The Company has no standard arrangement with regard to the renumeration of its existing directors and officers aside from the compensation received as herein stated.

The registrant has not granted any warrant or options to any of its Directors or Executive Officers.

Item 11. Security Ownership of Certain Record Owner and Management

(1) Security Ownership of Certain Record and Beneficial Owners

Following is the security ownership as of February 28, 2005 of certain record and beneficial owner of more than 5% of any class of the Company's voting securities:

Class	Name & Address of Record & Beneficial Owner and Relationship with Issuer	Name of Indirect Beneficial Owner and Relationship with Record & Beneficial Owner	Citizenship	No. of Shares Held	Percent
A & B	PCD Nominee Corp. 37/F Tower One Enterprise Center, 6766 Ayala Avenue corner Paseo de Roxas, Makati City No relationship with Issuer	The Hongkong and Shanghai Banking Corp. Ltd. PCD participant Government Service Insurance System PCD Participant Land Bank of the Philippines PCD Participant	Filipino & Foreign	391,989,516	38.91%
A	First Philippine Union Fenosa, Inc. 4/F Benpres Bldg., Exch. Road corner Meralco Ave., Pasig City No relationship with Issuer	No indirect beneficial owner Authorized proxy: Mr. Elpidio L. Ibañez, President of First Philippine Union Fenosa, Inc.	Filipino	230,084,791	22.84%
A & B	Meralco Pension Fund Lopez Bldg., Meralco Center, Pasig City Trust Fund for Meralco Retirement Plan	No indirect beneficial owner Authorized proxy: Atty. Gil S. San Diego, Trustee of Meralco Pension Fund	Filipino	88,548,036	8.79%

PCD Nominee Corporation is a wholly-owned subsidiary of Philippine Depository and Trust Corporation (PDTC) and is the registered owner of the shares in the books of the Company's transfer agent. The participants of PCD are the beneficial owners of and have been nominated as proxy to vote such shares. PCD holds the shares in their behalf or in behalf of their clients.

First Philippine Union Fenosa, Inc. (FPUF) is a joint venture company between First Philippine Holdings Corporation (FPHC) and Union Fenosa Inversiones, S.A. of Spain. It is owned sixty percent (60%) by FPHC and forty percent (40%) by Union Fenosa. Union Fenosa is a fully-owned subsidiary of Union Electrica Fenosa which is engaged in the business of power generation and distribution. On 23 December 1999 Union Fenosa Inversiones, S.A. transferred its interests in FPUF to Union Fenosa Desarrollo Y Accion Exterior, S.A. The Chairman, or in his absence, the President of First Philippine Union Fenosa, Inc. (the "Corporation") is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the Corporation in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the Corporation and to do such acts and deeds as may be required arising out of or in connection with this authority.

The Hongkong and Shanghai Banking Corp. Ltd. is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 38.91% of the PCD Nominee Corporation ownership). The authorized signatories of The Hongkong and Shanghai Banking Corp. Ltd. who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. The Hongkong and Shanghai Banking Corp. Ltd. nominated, constituted and appointed the Chairman of the meeting to represent and vote the shares registered in their name in the Annual Stockholders' Meeting held on May 25, 2004.

The Government Service Insurance System is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 38.91% of the PCD Nominee Corporation ownership). The authorized signatories of the Government Service Insurance System who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. In the Annual Stockholders' Meeting held on May 25, 2004, the shares registered in the name of Government Service Insurance System was represented by Atty. Winston F. Garcia.

The Land Bank of the Philippines is a participant of PCD with more than 5% of the company's outstanding capital stock (part of the 38.91% of the PCD Nominee Corporation ownership). The authorized signatories of Land Bank of the Philippines who will represent the ultimate beneficial owners and vote in their behalf are not known to the registrant. In the Annual Stockholders' Meeting held on May 25, 2004, the shares registered in the name of Land Bank of the Philippines was represented by Ms. Ma. Socorro S. Morana.

The Meralco Pension Fund was established in 1968 by Meralco to provide employee retirement benefits to Meralco employees' retirement plan. The Chairman of the Board of Trustees of Meralco Pension Fund is duly authorized as proxy to vote the Manila Electric Company ("Meralco") shares of the pension fund in the Meralco stockholders meeting as said officer(s) may deem proper or beneficial to the pension fund and to do such acts and deeds as may be required arising out of or in connection with this authority.

US SEC
File No. 82-3237

[2] Security Ownership of Management

Following are the securities beneficially owned by directors (excluding those holding only qualifying shares) and executive officers of the Company as of December 31, 2004:

Name of Beneficial Owner	Title of Class A Shares	Title of Class B Shares	Total Number of Common Shares	Citizenship	Percent of Outstanding
Manuel M. Lopez	360,956	314,942	675,898	Filipino	0.07%
Octavio Victor R. Espiritu	609	-	609	Filipino	0.00%
Jesus P. Francisco	146,233	71,762	217,995	Filipino	0.02%
Christian S. Monsod	6,001	15,600	21,601	Filipino	0.00%
Daniel D. Tagaza	38,099	37,322	75,421	Filipino	0.01%
Ricardo V. Buencamino	15,660	8,018	23,678	Filipino	0.00%
Roberto R. Almazora	13,224	23,362	36,586	Filipino	0.00%
Rafael L. Andrada	21,355	14,235	35,590	Filipino	0.00%
Leonisa C. De La Llana	16,461	17,794	34,255	Filipino	0.00%
Jaime R. Camacho	12,565	12,343	24,908	Filipino	0.00%
Elpi O. Cuna, Jr.	34,635	27,948	62,583	Filipino	0.01%
Helen T. De Guzman	10,977	7,213	18,190	Filipino	0.00%
Ivanna G. Dela Peña	6,700	4,466	11,166	Filipino	0.00%
Rosario Q. Paragas	11,118	15,513	26,631	Filipino	0.00%
Gil S. San Diego	9,534	4,857	14,391	Filipino	0.00%
Lucito L. Santos	11,455	14,217	25,672	Filipino	0.00%
Antonio R. Valera	7,978	5,313	13,291	Filipino	0.00%
Alfonso Y. Lacap	5,608	3,736	9,344	Filipino	0.00%
Anthony V. Rosete	6,696	5,433	12,129	Filipino	0.00%
Manolo C. Fernando	5,794	3,476	9,270	Filipino	0.00%
Camilo D. Quiason	56,094	32,359	88,453	Filipino	0.01%

The aggregate number of shares owned of record by the Chief Executive Officers and Directors as of February 28, 2005 is 1,437,669 shares or 0.14% of the Company's total issued and outstanding shares.

The above executive officers are covered by regular contract of employment and as such covered by the Employees Retirement Program.

No director or officer of the Company owns 5% or more of Meralco's voting securities.

Voting Trust Holders

The registrant is not aware of any person holding more than 5% of common shares under a voting trust or similar agreement.

Changes in Control

No change in control in the Company has occurred since the beginning of the last fiscal year.

Item 12. Certain Relationship and Related Transactions

During the last two (2) years, the registrant was not party to any transaction in which any of its Directors or Executive Officers, any nominee for election as Director or any security holder owning more than 10% of any class of the Company's issued and outstanding shares and/or his immediate family had a material interest thereon.

PART IV – EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports

(a) The following exhibit is filed as a separate section of this report:

Exhibit "A" - Consolidated Financial Statements and Supplementary Schedules

(b) Report on SEC Form 17-C (June 2004 to December 2004)

June 7, 2004

- Election of Corporate Officers
- Board Committees Membership
- Independent Directors
- Renaming of the Nomination Committee to Nomination and Governance Committee and its expanded functions
- Amended Manual of Corporate Governance of Meralco

June 9, 2004

- Press Release (MERALCO ASSURES COMPLETION OF PHASE III OF REFUND BY DECEMBER)
- Press Release (MERALCO ISSUES CLARIFICATION ON LTATEST GRAM ORDER).

June 11, 2004

- Meralco Press Release on MAGNA CARTA FOR RESIDENTIAL CUSTOMERS.

June 17, 2004 -

- Supreme Court En Banc Decision on G.R. No. 161113) (Freedom from Debt Coalition, et al. versus Energy Regulatory Commission)

July 5, 2004 -

- Press Release on GRAM

July 26, 2004 -
- Press Release (First Half Financial Performance for 2004)

July 27, 2004 -
- Invitation to Presentation of the Second Quarter 2004 Operating Results)

July 30, 2004 -
- Statement on Court of Appeals decision disallowing Meralco from unbundling its rates;
- Postponement of Presentation of the Second Quarter 2004 Operating Results

July 30, 2004 -
- Invitation to Presentation of the Second Quarter 2004 Operating Results
- Press Release on Court of Appeals decision on unbundling of Meralco rates

August 4, 2004 -
- Court of Appeals (Fifteenth Division) Decision on CA-G.R. SP NO. 77559 (Mr. Genaro Lualhati et al vs. MERALCO)

August 23, 2004 -
- Election of Mr. Francisco L. Viray as Director vice Mr. Edmundo M. Varona

August 25, 2004 -
- ERC Decision on ERC Case No. 2004-205 (In the Matter of the Application for the Recovery of the Independent Power Producer Costs Under the Generation Rate Adjustment Mechanism – GRAM)
- Press Release (MERALCO CLARIFIES ERC's APPROVAL OF 17 CENTAVO RATE ADJUSTMENT ASSERTS THAT GRAM IS NOT A MERALCO INCREASE)

September 6, 2004 -
- Press Release (Meralco Files Phase IV Proposal to ERC)

September 23, 2004 -
- Press Release (MERALCO CHAIRMAN DENIES LOPEZ FAMILY TO DIPSOSE MERALCO SHARES)

October 11, 2004 -
- Press Release (MERALCO TO COMPLY WITH ERC ORDER ON CROSS-SUBSIDY REMOVAL PROVIDED FOR BY EPIRA)

October 22, 2004 -

- ERC Order (ERC Case No. 2004 –322) Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities

October 25, 2004 -

- Invitation to the Presentation of the 3rd Quarter 2004 Operating Results

November 8, 2004

- Press Release (MERALCO ASSURES CUSTOMERS WILL NOT FEEL THE FULL IMPACT OF NPC's RATE INCREASE)

November 18, 2004

- Press Release (MERALCO INKS US$228 MILLION REFINANCING AGREEMENT)

December 1, 2004

- Court of Appeals (Special Fifth Division) Decision in CA-GR CV No. 56788 (MERALCO vs. QUEZON CITY AND ALFREDO D. MERCADO)

December 21, 2004

- ERC Decision on ERC Case No. 2003-434 (In the Matter of the Application for approval of the Amendment of the Power Supply Agreement, as Amended, for the Purchase of Electric Power and Energy by Applicant from Duracom Power Corporation)

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Pasig on this APR 15 2005 day of April 2005.

By:

MANUEL M. LOPEZ
Principal Executive Officer

JESUS P. FRANCISCO
Principal Operating Officer

DANIEL D. TAGAZA
Principal Finance Officer and Comptroller

ROSELITA G. ORLINO
Principal Accounting Officer

CAMILO D. QUIASON
Corporate Secretary and General Counsel

SUBSCRIBED AND SWORN to before me this APR 15 2005 day of April 2005, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Community Tax Cert. No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	16166779	01/21/05	Pasig City
JESUS P. FRANCISCO	16176788	01/25/05	Pasig City
DANIEL D. TAGAZA	16144425	01/07/05	Pasig City
ROSELITA G. ORLINO	15658897	01/06/05	Quezon City
CAMILO D. QUIASON	16167806	01/19/05	Pasig City

Doc. No. 365
Page No. 74
Book No. 10
Series of 2005.

JOSE RONALD V. VALLES
NOTARY PUBLIC
UNTIL DECEMBER 31, 2005
PTR NO. 2247025
PASIG CITY, METRO MANILA
JANUARY 6, 2005

US SEC
File No. 82-3237

MERALCO

ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Manila Electric Company is responsible for all information and representations contained in the parent company financial statements for the years ended December 31, 2004 and 2003 and in the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use of disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo & Co., CPAs, the independent auditors appointed by the stockholders, has examined the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

DANIEL D. TAGAZA
Chief Finance Officer

JESUS P. FRANCISCO
President and
Chief Operating Officer

MANUEL M. LOPEZ
Chairman of the Board and
Chief Executive Officer

SUBSCRIBED AND SWORN to before me this APR 5 2005 day of April 2005, affiants exhibiting to me their Community Tax Certificates, as follows:

Name	Tax Certificate No.	Date of Issue	Place of Issue
MANUEL M. LOPEZ	16166779	01/21/05	Pasig City
JESUS P. FRANCISCO	16176788	01/25/05	Pasig City
DANIEL D. TAGAZA	16144425	01/07/05	Pasig City

Doc. No. 366
Page No. 75
Book No. XV
Series of 2005.

JOSE RONALD V. VALLES
NOTARY PUBLIC
UNTIL DECEMBER 31, 2005
PTR NO. 2247025
PASIG CITY, METRO MANILA
JANUARY 6, 2005

TEL. No. (632) 631-2222 • (632) 16220

US SEC
File No. 82-3237

COVER SHEET

EXHIBIT "A"

				P	W	-	1	0	2

SEC Registration Number

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

(Company's Full Name)

Lopez Building, Ortigas Avenue, Pasig City

(Business Address: No. Street City/Town/Province)

Mr. Daniel D. Tagaza
(Contact Person)

16220
(Company Telephone Number)

1 2 *Month* **3 1** *Day*
(Fiscal Year)

A A C F S
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

SEC
Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

LARGE TAXPAYERS ASSISTANCE DIVISION
ABIGAIL A. ALAESTANTE
APR 1 6 2005
RECEIVED
BUREAU OF INTERNAL REVENUE

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited the accompanying parent company balance sheets of Manila Electric Company as of December 31, 2004 and 2003, and the related parent company statements of income, changes in stockholders' equity and cash flows for the years then ended and the consolidated balance sheets of Manila Electric Company and Subsidiaries as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manila Electric Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, and the financial position of Manila Electric Company and Subsidiaries as of December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

Without qualifying our opinion, we draw attention to Note 26b (1) and Note 26b (2) to the financial statements. As discussed in Note 26b (1) and Note 26b (2), the Parent Company has pending realty tax assessments on its distribution facilities and local franchise tax cases. To address these possible liabilities, the Parent Company filed an application with the Energy Regulatory Commission for a recovery mechanism which is pending hearing. The final outcome of these matters cannot presently be determined, and no provision for any liability that may result has been made in the financial statements.

Sycip Gorres Velayo & Co
Maria Vivian G. Cruz
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 1195841, January 3, 2005, Makati City

April 5, 2005

LARGE TAXPAYERS ASSISTANCE DIVISION
ABEGAIL A. ALAFSTANTE
APR 15 2005
RECEIVED
BUREAU OF INTERNAL REVENUE

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Company		Consolidated		
	December 31				
	2004	2003 (As restated - Note 2)	2004	2003 (As restated - Note 2)	2002 (As restated - Note 2)
	(Amounts in Millions)				
ASSETS					
Noncurrent Assets					
Utility plant and others - at revalued amounts (Notes 5 and 15)	**₱87,332**	₱85,487	**₱88,378**	₱86,525	₱80,662
Construction in progress (Note 6)	**4,623**	6,188	**4,623**	6,188	8,613
Investments - at equity (Note 7)	**3,636**	3,480	**1,846**	1,936	2,218
Investments - at cost (Note 8)	**76**	114	**599**	698	454
Investments in real properties (Notes 8 and 15)	**–**	–	**3,425**	3,833	3,834
Land and development costs (Notes 4 and 15)	**–**	–	**1,068**	973	1,654
Other noncurrent assets (Notes 9, 20, 22 and 23)	**27,199**	21,944	**27,853**	22,809	23,805
Total Noncurrent Assets	**122,866**	117,213	**127,792**	122,962	121,240
Current Assets					
Cash and cash equivalents (Note 10)	**4,377**	5,107	**4,918**	5,320	6,832
Receivables (Notes 9, 11, 15 and 20)	**26,010**	21,160	**28,468**	23,802	21,318
Inventories - at net realizable value (Note 12)	**848**	992	**1,064**	1,202	1,312
Other current assets (Notes 13 and 23)	**607**	407	**687**	468	769
Total Current Assets	**31,842**	27,666	**35,137**	30,792	30,231
TOTAL ASSETS	**₱154,708**	₱144,879	**₱162,929**	₱153,754	₱151,471
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity					
Preferred stock (Notes 2 and 14)	**₱2,295**	₱1,407	**₱2,295**	₱1,407	₱837
Common stock (Note 14)	**10,074**	9,993	**10,074**	9,993	9,993
Capital in excess of par value (Note 14)	**2,944**	2,895	**2,944**	2,895	2,974
Subscriptions receivable - common stock (Note 14)	**(72)**	(10)	**(72)**	(10)	(58)
Deposits on subscriptions to preferred stock	**87**	101	**87**	101	150
Appraisal increase in utility plant and others (Notes 5 and 14)	**17,995**	18,499	**18,154**	18,662	17,775
Share in revaluation increment of subsidiaries and an associate (Notes 5, 7 and 14)	**970**	1,152	**811**	989	1,167
Share in cumulative translation adjustment of an associate (Note 7)	**(25)**	(35)	**(25)**	(35)	–
Unappropriated retained earnings (deficit) (Notes 2, 7 and 14)	**827**	2,951	**827**	2,951	(11,664)
Appropriated retained earnings (Note 14)	**200**	–	**200**	–	12,600
Total Stockholders' Equity	**35,295**	36,953	**35,295**	36,953	33,774

(Forward)

	Parent Company		Consolidated		
	December 31				
	2004	2003 (As restated - Note 2)	2004	2003 (As restated - Note 2)	2002 (As restated - Note 2)
	(Amounts in Millions)				
Minority Interest	**₱–**	₱–	**₱2,966**	₱2,848	₱2,786
Noncurrent Liabilities					
Long-term debt - net of current portion (Notes 5, 8, 11, 15, 25 and 29)	**21,515**	15,404	**21,985**	16,505	23,421
Customers' deposits (Notes 17 and 18)	**16,400**	13,255	**16,400**	13,255	11,924
Customers' refund - noncurrent portion [Note 1(d)]	**15,142**	18,689	**15,142**	18,689	22,594
Liability arising from deferred pass-through fuel costs (Notes 9 and 20)	**13,031**	8,286	**13,031**	8,286	4,544
Provisions (Notes 1, 18, 19 and 22)	**10,313**	2,870	**10,313**	2,870	2,000
Deferred income tax liabilities (Note 23)	**7,820**	10,407	**7,920**	10,481	9,843
Estimated liability for project development (Note 4)	**–**	–	**692**	1,630	–
Other noncurrent liabilities (Notes 9 and 17)	**2,828**	1,079	**2,828**	1,079	905
Total Noncurrent Liabilities	**87,049**	69,990	**88,311**	72,795	75,231
Current Liabilities					
Notes payable (Note 16)	**–**	5,286	**442**	5,816	7,344
Accounts payable and other current liabilities (Notes 17, 18, 20 and 27)	**24,844**	18,063	**26,469**	19,647	20,134
Customers' refund - current portion [Note 1(d)]	**5,409**	6,919	**5,409**	6,919	6,134
Long-term debt - current portion (Notes 5, 8, 11, 15, 25 and 29)	**2,111**	7,668	**4,007**	8,776	6,065
Income tax payable	**–**	–	**30**	–	3
Total Current Liabilities	**32,364**	37,936	**36,357**	41,158	39,680
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**₱154,708**	₱144,879	**₱162,929**	₱153,754	₱151,471

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated		
	Years Ended December 31				
	2004	2003 (As restated - Note 2)	2004	2003 (As restated - Note 2)	2002 (As restated - Note 2)
	(Amounts in Millions, Except Per Share Data)				
REVENUES [Notes 1(d), 17, 20 and 21]	**₱147,637**	₱131,948	**₱151,614**	₱134,964	₱120,044
OPERATING EXPENSES					
Recoverable purchased power (Notes 20 and 27)	**122,603**	110,076	**122,603**	110,076	98,631
Operations and maintenance (Notes 19, 20, 22 and 24)	**9,822**	10,265	**10,332**	10,713	10,415
Depreciation and amortization (Notes 5, 9, 22 and 28)	**4,454**	4,305	**4,679**	4,576	5,215
Taxes other than income tax (Note 23)	**576**	1,728	**622**	1,728	2,891
Cost of contracts and services (Note 22)	**–**	–	**871**	585	906
Real estate sold	**–**	–	**1,687**	1,288	494
	137,455	126,374	**140,794**	128,966	118,552
OPERATING INCOME BEFORE PROVISION FOR PROBABLE LOSSES	**10,182**	5,574	**10,820**	5,998	1,492
PROVISION FOR PROBABLE LOSSES [Note 1(c)]	**9,824**	–	**9,824**	–	–
OPERATING INCOME	**358**	5,574	**996**	5,998	1,492
OTHER INCOME (CHARGES)					
Interest and other charges - net (Notes 9, 18, 22 and 25)	**(3,266)**	(3,052)	**(3,478)**	(3,203)	(3,840)
Unrecoverable purchased power (Notes 20 and 27)	**(1,998)**	(1,508)	**(1,998)**	(1,508)	(1,351)
Equity in net earnings of investees (Note 7)	**468**	461	**222**	264	306
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	**215**	6	**215**	6	(1,639)
Write-off of disallowed receivables (Note 9)	**–**	–	**–**	–	(878)
	(4,581)	(4,093)	**(5,039)**	(4,441)	(7,402)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	**(4,223)**	1,481	**(4,043)**	1,557	(5,910)
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 2 and 23)					
Current	**1,150**	268	**1,186**	294	198
Deferred	**(2,763)**	(54)	**(2,737)**	(66)	(1,875)
	(1,613)	214	**(1,551)**	228	(1,677)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**(2,610)**	1,267	**(2,492)**	1,329	(4,233)
MINORITY INTEREST	**–**	–	**(118)**	(62)	187
INCOME (LOSS) FROM ORDINARY ACTIVITIES	**(2,610)**	1,267	**(2,610)**	1,267	(4,046)
EXTRAORDINARY LOSS [Note 1(d)]	**–**	–	–	–	(23,817)
NET INCOME (LOSS) (Note 28)	**(₱2,610)**	₱1,267	**(₱2,610)**	₱1,267	(₱27,863)

(Forward)

	Parent Company		Consolidated		
	Years Ended December 31				
	2004	2003 (As restated - Note 2)	**2004**	2003 (As restated - Note 2)	2002 (As restated - Note 2)
	(Amounts in Millions, Except Per Share Data)				
Basic Earnings (Loss) Per Common Share (Notes 2 and 28)					
On income (loss) from ordinary activities					
Including depreciation on appraisal increase	**(₱2.739)**	₱1.185	**(₱2.761)**	₱1.185	(₱4.123)
Excluding depreciation on appraisal increase	**(2.158)**	1.842	**(2.176)**	1.842	(3.448)
On net income (loss)					
Including depreciation on appraisal increase	**(2.739)**	1.185	**(2.761)**	1.185	(27.958)
Excluding depreciation on appraisal increase	**(2.158)**	1.842	**(2.176)**	1.842	(27.282)
Diluted Earnings (Loss) Per Common Share (Notes 2 and 28)					
On net income (loss)					
Including depreciation on appraisal increase	**(₱2.739)**	₱1.182	**(₱2.761)**	₱1.182	(₱27.958)
Excluding depreciation on appraisal increase	**(2.158)**	1.838	**(2.176)**	1.838	(27.282)

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31		
	2004	2003 (As restated - Note 2)	2002 (As restated - Note 2)
		(Amounts in Millions)	
PREFERRED STOCK (Notes 2 and 14)			
Balance at beginning of year	**₱1,407**	₱837	₱863
Issuance of shares	**973**	608	73
Redemption of shares	**(85)**	(38)	(99)
Balance at end of year	**2,295**	1,407	837
COMMON STOCK (Note 14)			
Balance at beginning of year	**9,993**	9,993	10,063
Additions (cancellations)	**81**	–	(70)
Balance at end of year	**10,074**	9,993	9,993
CAPITAL IN EXCESS OF PAR VALUE			
Balance at beginning of year	**2,895**	2,974	3,445
Additions	**49**	–	–
Cancellations (Note 14)	**–**	(79)	(471)
Balance at end of year	**2,944**	2,895	2,974
SUBSCRIPTIONS RECEIVABLE - COMMON STOCK (Note 14)			
Balance at beginning of year	**(10)**	(58)	(171)
Reclassified to (from) current receivables	**–**	(10)	86
Cancellations (additions)	**(62)**	58	27
Balance at end of year	**(72)**	(10)	(58)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK			
Balance at beginning of year	**101**	150	155
Additional deposits on subscriptions	**973**	610	68
Issuance of shares	**(973)**	(608)	(73)
Cancelled subscriptions	**(14)**	(51)	–
Balance at end of year	**87**	101	150
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)			
Balance at beginning of year, as previously reported	**27,445**	26,140	25,578
Change in accounting for income taxes (Note 2)	**(8,783)**	(8,365)	(8,185)
Balance at beginning of year, as restated	**18,662**	17,775	17,393
Additions	**–**	1,475	1,057
Revaluation increment of disposed utility plant and others	**(101)**	(109)	–
Depreciation on appraisal increase transferred to unappropriated retained earnings (Note 28)	**(407)**	(479)	(675)
Balance at end of year	**18,154**	18,662	17,775

(Forward)

	Years Ended December 31		
	2004	2003 (As restated - Note 2)	2002 (As restated - Note 2)
		(Amounts in Millions)	
SHARE IN REVALUATION INCREMENT OF AN ASSOCIATE (Note 7)			
Balance at beginning of year, as previously reported	**₱1,455**	₱1,716	₱–
Change in accounting for income taxes (Note 2)	**(466)**	(549)	–
Balance at beginning of year, as restated	**989**	1,167	–
Additions	–	–	1,167
Depreciation on share in revaluation increment transferred to unappropriated retained earnings (net of tax effect) (Note 28)	**(178)**	(178)	–
Balance at end of year	**811**	989	1,167
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)			
Balance at beginning of year	**(35)**	–	–
Translation adjustment during the year	**10**	(35)	–
Balance at end of year	**(25)**	(35)	–
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 2, 7 and 14)			
Balance at beginning of year	**2,951**	(11,664)	15,598
Net income (loss)	**(2,610)**	1,267	(27,863)
Depreciation on appraisal increase in utility plant and others (Note 28)	**407**	479	675
Depreciation on share in revaluation increment of an associate (Note 28)	**178**	178	–
Revaluation increment of disposed utility plant and others	**101**	109	–
Cash dividend on preferred stock - 2% in 2003 and 10% in 2002	–	(18)	(74)
Transfers from (to) appropriated retained earnings	**(200)**	12,600	–
Balance at end of year	**827**	2,951	(11,664)
APPROPRIATED RETAINED EARNINGS (Note 14)			
Balance at beginning of year	–	12,600	12,600
Transfers from (to) unappropriated retained earnings	**200**	(12,600)	–
Balance at end of year	**200**	–	12,600
	₱35,295	₱36,953	₱33,774

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	Years Ended December 31				
	2004	2003	**2004**	2003	2002
	(Amounts in Millions)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) from ordinary activities before income tax, minority interest and extraordinary loss	**(₱4,223)**	₱1,481	**(₱4,043)**	₱1,557	(₱5,910)
Adjustments for:					
Provisions	**9,822**	491	**9,822**	491	–
Depreciation and amortization	**4,454**	4,305	**4,679**	4,576	5,215
Interest expense on loans and financial charges	**2,855**	2,629	**3,155**	2,942	2,842
Interest expense on customers' deposits	**911**	967	**911**	967	1,035
Interest and dividend income	**(500)**	(442)	**(621)**	(462)	(616)
Equity in net earnings of investees	**(468)**	(461)	**(222)**	(264)	(306)
Provision for (recovery of) probable losses on disallowed receivables	**(215)**	(6)	**(215)**	(6)	1,639
Franchise tax expense	**136**	1,545	**136**	1,545	2,787
Provision for decline in value of investment	**53**	–	**53**	–	–
Net loss (gain) on disposal of utility plant and others	**–**	(117)	**–**	(123)	72
Write-off of disallowed receivables	**–**	–	**–**	–	878
Operating income before working capital changes	**12,825**	10,392	**13,655**	11,223	7,636
Decrease (increase) in:					
Receivables	**(7,802)**	1,564	**(8,218)**	1,873	2,466
Estimated liability for project development	**–**	–	**(1,176)**	–	–
Inventories	**127**	(1)	**409**	110	1,053
Other current assets	**(119)**	193	**(138)**	154	276
Increase in:					
Accounts payable and other current liabilities	**6,515**	385	**6,583**	135	3,149
Customers' refund	**–**	1,595	**–**	1,595	3,785
Net cash generated from operations	**11,546**	14,128	**11,115**	15,090	18,365
Interest paid	**(1,807)**	(2,759)	**(2,020)**	(3,246)	(2,953)
Customers' refund paid	**(515)**	(1,617)	**(515)**	(1,617)	–
Interest and dividend received	**500**	442	**621**	462	616
Franchise tax paid	**(460)**	(1,148)	**(460)**	(1,148)	(2,836)
Income tax paid	**–**	–	**(36)**	(29)	(715)
Net cash provided by operating activities	**9,264**	9,046	**8,705**	9,512	12,477

(Forward)

	Parent Company		Consolidated		
	Years Ended December 31				
	2004	2003	**2004**	2003	2002
	(Amounts in Millions)				
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	**(₱5,319)**	(₱6,435)	**(₱5,421)**	(₱6,629)	(₱6,853)
Decrease (increase) in:					
Other noncurrent assets	**(2,858)**	67	**(2,662)**	140	512
Other receivables	**(43)**	343	**517**	(194)	(84)
Land and development costs	**–**	–	**112**	681	692
Acquisitions of investment in real properties	**–**	–	**(9)**	(39)	(91)
Proceeds from disposal of utility plant and others	**742**	860	**742**	876	53
Dividends received from associates	**322**	555	**322**	555	261
Collection of advances (additional investments and advances)	**(15)**	(39)	**46**	(10)	(12)
Net cash used in investing activities	**(7,171)**	(4,649)	**(6,353)**	(4,620)	(5,522)
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Notes payable	**(5,324)**	(2,067)	**(5,412)**	(2,214)	(4,631)
Long-term debt	**(4,878)**	(5,277)	**(5,503)**	(6,051)	(1,888)
Proceeds from:					
Notes payable	**–**	500	**–**	500	3,129
Long-term debt	**5,082**	421	**5,864**	421	45
Advance payment received from a customer	**–**	–	**–**	–	200
Increase in customers' deposits	**1,341**	364	**1,341**	364	187
Increase in other noncurrent liabilities	**–**	22	**–**	22	28
Dividends paid on preferred stock	**–**	(18)	**–**	(18)	(74)
Proceeds from issuance of and subscriptions to:					
Preferred stock	**973**	610	**973**	610	68
Common stock	**68**	–	**68**	–	23
Redemption of preferred stock	**(85)**	(38)	**(85)**	(38)	(99)
Decrease in minority interest	**–**	–	**–**	–	(77)
Net cash used in financing activities	**(2,823)**	(5,483)	**(2,754)**	(6,404)	(3,089)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(730)**	(1,086)	**(402)**	(1,512)	3,866
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**5,107**	6,193	**5,320**	6,832	2,966
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱4,377**	₱5,107	**₱4,918**	₱5,320	₱6,832

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering 23 cities and 88 municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,963 by the end of 2004, 5,849 by the end of 2003 and 5,969 by the end of 2002. On a consolidated basis, the number of employees was 6,573 by the end of 2004, 6,053 by the end of 2003 and 7,784 by the end of 2002. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City.

The accompanying financial statements were approved and authorized for issue by the Board of Directors (BOD) on April 5, 2005.

b. Regulation and Franchise Renewal

Prior to the enactment in 2001 of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," (see Note 29), the Parent Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, "Manila Electric Company Franchise" which took effect on June 28, 2003. The law granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system and consolidate the Parent Company's 50 franchises servicing 23 cities and 88 municipalities in Metro Manila and in six surrounding provinces.

c. Unbundling Rate Case Filed with the Supreme Court (SC)

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the Uniform Filing Requirements (UFR) issued by the ERC on October 30, 2001.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated petitions. The Parent Company filed on April 9, 2003 a Motion for Reconsideration (MR) of the March 20, 2003 Decision. On May 30, 2003, the ERC issued an Order resolving the Parent Company's Motion. It also approved the Parent Company's unbundled tariffs that will result in a total increase of ₱0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consists of ₱0.0835 per kwh increase reflecting higher generation and transmission charges and a ₱0.0865 per kwh increase in Parent Company-related charges (distribution, supply, and metering). The tariff increase was implemented in June 2003.

Certain consumer groups appealed to the Court of Appeals (CA) the above ERC Decision of March 20, 2003 and Order dated May 30, 2003 authorizing the tariff increase. On July 22, 2004, the CA rendered its Decision annulling and setting aside the ERC Decision and Order and remanding the case to ERC for further proceedings. It also ordered ERC to direct the Commission on Audit (COA) to audit the books, records and accounts of the Parent Company. On August 17, 2004, the Parent Company filed a MR of the said CA decision. On January 24, 2005, the CA denied the Parent Company's MR.

On February 9, 2005, the Parent Company filed with the SC a motion for a 30-day extension of the period within which to file a petition for the review of the CA decision. The ERC filed with the SC on February 11, 2005 a petition asking the SC to set aside the CA Decision and Resolution and reinstating and affirming its Decision and Order on the Parent Company's consolidated petitions. The Lawyers Against Monopoly and Poverty (LAMP) filed on January 31, 2005 a Manifestation with the ERC asking that the Parent Company be directed to refrain from collecting and to recall, the bills issued for the new unbundled rates. This was denied for lack of merit by ERC in an Order dated February 3, 2005.

In the opinion of the Parent Company's external counsels, the Parent Company and the ERC have raised valid and compelling arguments that could set aside the CA decision. The factual and legal grounds are the following:

i. There appears to be no basis on the CA's findings that the COA did not conduct an audit of the Parent Company's books, records and accounts in connection with its rate application;

ii. ERC has stated in no uncertain terms that although ERC relies upon COA's recommendations, the COA audit is not a pre-requisite to the ERC's exercise of its exclusive and original jurisdiction to fix the rates of power distribution utilities; and

iii. Having established that a COA audit was indeed conducted, and that the COA's findings were in fact considered, the factual findings of the ERC which were based on substantial evidence should therefore be binding upon the CA pursuant to Section 10 of Rule 43 of the 1997 Rules of Civil Procedure.

Although the Parent Company filed a petition for review with the SC on March 11, 2005, the Parent Company has provided for these losses amounting to ₱9,824 million [its tax effect of ₱3,144 million is presented as part of "Provision for (benefit from) income tax" account in the 2004 statement of income]. Such amount represents management's best estimate of probable losses in the event of a final and executory adverse decision on the case.

d. SC Decision on the ₱0.167 Refund

On January 28, 1994, the ERB granted the Parent Company a provisional rate relief of ₱0.184 per kwh in ERB Case No. 93-118. However, on February 16, 1998, the ERB rendered its decision disallowing income tax as an operating expense over the protestation of the Parent Company on the ground that this was not only the existing practice but also sanctioned by the ERB in other cases. The Parent Company appealed to the CA which reversed the decision of the ERB in the February 26, 1999 decision of the said appellate court. In February 2000, the oppositors to the rate relief elevated the case to the SC which in turn reversed the CA decision on November 15, 2002 and ordered the Parent Company to refund to its customers ₱0.167 per kwh starting with the Parent Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The Parent Company filed a Motion for Reconsideration but the SC denied it with finality on April 30, 2003.

The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kwh for billing cycles from February 1994 to December 31, 2002. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million, were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of ₱1,133 million is reflected as a reduction of the provision for income tax. The Parent Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company proposed to the ERC that the refund will be carried out in four phases in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential customers, who account for the Parent Company's lower income accounts. In June 2003, the ERC ordered the implementation of Phase I, which involves refunds to residential and general service customers who consumed 100 kwh or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated). On July 11, 2003, the ERC ordered the implementation of Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kwh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004. For Phase III, which involves refunds to residential and general service customers who consumed more than 300 kwh of electricity per month, the Parent Company implemented this starting January 2004 over a period of twelve months.

For Phase IV, which will involve refunds to commercial and industrial customers and all other customers not covered by Phases I - III, the Parent Company has submitted its proposal to the ERC last September 3, 2004. The Parent Company's proposed scheme covers two sub-phases. Phase IV-A will cover small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 400 kwh. Phase IV-B will cover medium, large, very large and extra large commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 400 kwh. The Parent Company has proposed to commence Phase IV this year through fixed credit to bills over a period of 36 and 63 months, for Phases IV-A and IV-B, respectively. In addition, qualified customers under Phase IV-B will be given the option to receive a financial instrument with a liquidity feature.

On January 5, 2005, the ERC issued an order to implement Phase IV-A starting January 2005 until June 2006 and ordered the Parent Company to submit specific details on the implementation of Phase IV-B. However, the Parent Company was informed by the Bureau of Internal Revenue (BIR) that it will impose a withholding income tax on the refund to customers under Phase IV and will appoint the Parent Company as its withholding agent. The Parent Company, thus, filed a Manifestation and Motion with the ERC last January 28, 2005, requesting for an indefinite deferment of the implementation of Phase IV-A until BIR releases the revenue regulation and to allow the Parent Company to prepare for compliance with the BIR guidelines. The Parent Company is still evaluating its implementation proposal for Phase IV-B and will submit this to ERC soon.

As of December 31, 2004, the balance of the refund for each of the four phases follows:

Phase	Beginning Balance	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱627	₱74	₱133	₱420
II	1,387	206	831	350
III	4,905	235	3,578	1,092
IV	18,689	–	–	18,689
	₱25,608	₱515	₱4,542	₱20,551

Based on the Parent Company's proposed scheme, customer refunds estimated to be made the following year amounting to ₱5,409 million is shown as part of current liabilities in the 2004 balance sheet.

Certain consumer groups have asked the ERC to clarify whether or not the Parent Company will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision as not requiring the Parent Company to pay interest. Furthermore, Phases I, II, III and IV-A of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount. The ERC in its Order dated January 6, 2005 ruled that there was no legal basis for the payment of interest on the refund.

GMA Network, Inc. and RGMA Network, Inc. joined the National Association of Electricity Consumers for Reforms (Nasecore) in requesting the ERC to compel the Parent Company to pay interest on the refund to customers. But in an Order dated December 21, 2004, the ERC denied their motions on the grounds that: i) the SC's judgment on the refund did not provide for payment of interest; and that ii) it had long become final and executory and can no longer be altered or amended.

On February 2, 2005, GMA Network, Inc. and RGMA Network, Inc. filed a Petition in the CA praying that the Order dated December 21, 2004 of the ERC be reversed and set aside and that a writ of execution be issued ordering the Parent Company to immediately pay the refunds due to them plus legal interest of 6% per annum from February 1994 to April 9, 2004 when the Decision of the SC became final and executory and 12% per annum from April 9, 2004 until fully paid. Citing jurisprudence on the matter, they argued that prior to April 9, 2004, there was no loan or forbearance of money to speak of yet and so the legal interest is fixed by law at 6% per annum. When the SC's Decision became final and executory, the rate of legal interest is raised to 12% per annum as the obligation is equivalent to a forbearance of credit.

On March 28, 2005, the Parent Company received the Resolution of the CA requiring it to comment on the petition within ten (10) days from receipt. The Parent Company asked for additional period of ten (10) days or up to April 17, 2005 within which to file its Comments or Opposition.

e. Rate Increase Application dated October 10, 2003

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust the Parent Company's rate by an average ₱0.1358 per kwh based on (a) an independent appraisal of the Parent Company's 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Parent Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kwh, effective January 2004. Under the Implementing Rules and Regulations (IRR) of RA No. 9136, the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. On June 15, 2004, the SC laid down its Decision where it set aside the Order of the ERC granting provisional rate increase and directed the ERC to comply with Section 4(e), Rule 3 of the IRR of RA No. 9136, particularly the publication and comment requirements. Both the ERC and the Parent Company seasonably filed their separate MRs which remain pending resolution by the SC.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others which are carried at revalued amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

Adoption of New Statements of Financial Accounting Standards (SFAS)/
International Accounting Standards (IAS)
The Company adopted the following SFAS/IAS which became effective in 2004:

- SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax liabilities are recognized for all taxable temporary differences. The adoption of IAS 12 resulted in the recognition of deferred tax liability on revaluation increment. This resulted in an increase in net income by ₱323 million, ₱360 million and ₱318 million in 2004, 2003, and 2002, respectively. The change also decreased the beginning consolidated stockholders' equity by ₱9,249 million, ₱8,914 million and ₱8,185 million in 2004, 2003 and 2002, respectively, due to the recognition of deferred tax liabilities on the following:

	2004	2003	2002
		Amounts in Millions	
Appraisal increase in utility plant and others	**₱8,783**	₱8,365	₱8,185
Share in revaluation increment of subsidiaries and an associate	**466**	549	–

Consolidated stockholders' equity as of January 1, 2002 has been decreased by ₱8,185 million which is the amount of adjustment prior to 2002.

- SFAS 17/IAS 17, "Leases," prescribes the accounting policies and disclosures that apply to finance and operating leases. The standard requires the recognition of operating lease on a straight-line basis over the term of the lease. The effect of adopting SFAS 17/IAS 17 is not material.

New and Revised Accounting Standards Effective in 2005

New accounting standards based on IAS and International Financial Reporting Standards (IFRS), referred to as Philippine Accounting Standards (PAS) or Philippine Financial Reporting Standards (PFRS), will become effective in 2005. The Company will adopt the following relevant new accounting standards effective January 1, 2005:

- PAS 19, "Employee Benefits," requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. It requires companies to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. Based on actuarial valuation dated December 31, 2004 computed under PAS 19, the unfunded liability as of December 31, 2004 amounted to ₱4,617 million. Adoption of PAS 19 will result in an estimated increase in total liabilities by ₱4,617 million. The recognition of said liability may be done on either a one-time retroactive basis or over a period of five years.

- PAS 21, "The Effects of Changes in Foreign Exchange Rates," will result in the elimination of the capitalization of foreign exchange losses. The Company believes that the financial statement impact of the adoption of this standard will not be material (see accounting policy on "Foreign Currency Transactions").

- PAS 32, "Financial Instruments: Disclosure and Presentation," covers the disclosure and presentation of all financial instruments. The standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the company, types of risks associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form. Accordingly, the Company's preferred shares, amounting to ₱2,382 million as of December 31, 2004, will be reclassified as debt and the dividends will be treated as interest expense. Retained earnings will be reduced by ₱149 million and ₱83 million in 2004 and 2003, respectively. Accumulated and unpaid dividends amounting to approximately ₱275 million will be reclassified to accrued interest payable.

- PAS 39, "Financial Instruments: Recognition and Measurement," establishes the accounting and reporting standards for the recognition and measurement of a company's financial assets and financial liabilities. The standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are to be measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are subsequently to be measured at fair value.

PAS 39 prescribes the use of effective interest rate method in amortizing transaction costs related to financial instruments, including debt issue costs.

PAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (and derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that do not qualify as hedges are adjusted to fair value through income. If a derivative is designated and qualifies as a hedge, depending on the nature of the hedging relationship, changes in the fair value of the derivative are either offset against the changes in fair value of the hedged assets, liabilities, and firm commitments through earnings, or recognized in stockholders' equity until the hedged item is recognized in earnings. A company must formally document, designate and assess the hedge effectiveness of derivative transactions that receive hedge accounting treatment.

The Company has formed a team to quantify the impact of adopting PAS 32 and PAS 39 and is currently reviewing its existing processes and information systems to determine the required changes in order to comply with the requirements of PAS 32 and PAS 39. The Company expects increased volatility in net earnings due to fair value accounting for financial instruments.

- PAS 40, "Investment Property," prescribes the accounting treatment for investment property and related disclosure requirements. This standard permits the Company to choose either the fair value model or cost model in accounting for investment property. Fair value model requires an investment property to be measured at fair value with fair value changes recognized directly in the statements of income. Cost model requires that an investment property should be measured at depreciated cost less any accumulated impairment losses. The Company is yet to decide its preference on the models after it has completed its evaluation of the overall impact of PFRS conversion which is currently ongoing.

- PFRS 2, "Share-Based Payments", requires the recognition of goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction. The adoption of PFRS 2 will impact the equity-settled awards granted by the Company after November 7, 2002 that had not vested as of January 1, 2005, the date of adoption.

The main impact of PFRS 2 on the Company is the expense recognition of the employees' stock option value using a stock option-pricing model. The adoption of PFRS 2 is expected to result in a decrease in the net assets by ₱110 million. The decrease in net assets will result from the reclassification of capital stock account to deposit liability account.

The adoption of PFRS 2 will not significantly change the Company's basic and diluted earnings per share.

In addition to the standards above, the Company will adopt the following new standards on January 1, 2005:

- PAS 1, "Presentation of Financial Statements", provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying liabilities as current or noncurrent; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the statements of income; and specifies the disclosures about key sources of estimation, uncertainty and judgments that management has made in the process of applying the entity's accounting policies. It also requires changes in the presentation of minority interest in the balance sheets and statements of income. It also requires the liability to be classified as current at the balance sheet date even if, after the balance sheet date and before the financial statements are authorized for issue, the lender has agreed not to demand payment as a consequence of the breach. The adoption of PAS 1 would result in additional disclosures and presentation changes in the financial statements.

- PAS 16, "Property, Plant and Equipment", provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. It also provides that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. It also requires that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration, the obligation for which the Company incurs as a consequence of installing the item or of using the item during a particular period for purposes other than to produce inventories during that period. The Company has yet to determine the impact of these new requirements as quantification will require detailed evaluation of significant items of property, plant and equipment as well as determination of the existence of any constructive and/or legal obligation related to the dismantlement, removal or restoration of certain of its property, plant and equipment. In the 2005 financial statements, the financial statement impact, if any, of these new provisions will be adjusted retroactively and prior years' financial statements will be restated accordingly.

- PAS 27, "Consolidated and Separate Financial Statements", reduces alternatives in accounting for investments in the separate financial statements of a parent, venturer or investor. Investments in subsidiaries will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the parent to make appropriate adjustments to the subsidiary's financial statements to conform them to the parent's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 28, "Investments in Associates", reduces alternatives in accounting for associates in consolidated financial statements and in accounting for investments in the separate financial statements of an investor. Investments in associates will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements. This standard also requires strict compliance with adoption of uniform accounting policies and requires the investor to make appropriate adjustments to the associate's financial statements to conform them to the investor's accounting policies for reporting like transactions and other events in similar circumstances.

- PAS 31, "Interests in Joint Ventures", reduces the alternatives in accounting for interests in joint ventures in accounting for investments in the separate financial statements of a venturer. Interests in joint ventures will be accounted for either at cost or in accordance with PAS 39 in the separate financial statements. Equity method of accounting will no longer be allowed in the separate financial statements.

When the Company adopts PAS 27, PAS 28 and PAS 31 in 2005, its investments in associates and in a joint venture will be accounted for under cost method in the parent company financial statements. Accordingly, the adoption will increase (decrease) the following accounts in the parent company financial statements:

	December 31	
	2004	2003
	Amounts in Millions	
Beginning retained earnings	**(₱859)**	(₱727)
Carrying amount of investments	**(2,132)**	(1,976)
Share in revaluation increment of subsidiaries and an associate	**(1,152)**	(1,334)
Share in cumulative translation adjustment of an associate	**(25)**	(35)
Net income	**(146)**	50

- PFRS 1, "First-Time Adoption of Philippine Financial Reporting Standards", requires an entity to comply with PFRS effective at the reporting date for its first PFRS financial statements. In particular, the PFRS requires an entity to do the following in the opening PFRS balance sheet that it prepares as a starting point for its accounting under PFRS: (a) recognize all assets and liabilities whose recognition is required by PFRS; (b) not recognize items as assets and liabilities if PFRS do not permit such recognition; (c) reclassify items that it recognized under previous generally accepted accounting principles as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under PFRS; and (d) apply PFRS in measuring all recognized assets and liabilities. Any additional disclosure requirements by this standard will be presented accordingly.

The following new standards will also be adopted in 2005 but are expected to have no material impact to the Company. Required disclosures will be included in the 2005 financial statements where applicable.

- PAS 2, "Inventories", reduces the alternatives for measurement of inventories. It does not permit the use of the last-in, first-out formula to measure the cost of inventories.

- PAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors", removes the concept of fundamental error and the allowed alternative to retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors. It defines material omission or misstatements, and describes how to apply the concept of materiality when applying accounting policies and correcting error.

- PAS 10, "Events After the Balance Sheet Date", provides a limited clarification on the accounting for dividends declared after the balance sheet date.

- PAS 17, "Leases", provides a limited revision to clarify the classification of a lease of land and building and prohibits the expensing of initial direct costs in the financial statements of the lessors.

- PAS 24, "Related Party Disclosures", provides additional guidance and clarity in the scope of the standard, the definitions and disclosures for related parties. It also requires disclosure of the compensation of key management personnel by benefit type.

- PAS 33, "Earnings per Share", provides additional guidance and illustrative examples on selected complex matters in the computation of earnings per share, such as the effects of contingently issuable shares; potential ordinary shares of subsidiaries, joint ventures or associates; participating equity instruments; written put options; purchased put and call options; and mandatorily convertible instruments.

- PFRS 5, "Noncurrent Assets Held for Sale", specifies the accounting for assets held for sale and the presentation and disclosure of discontinued operations. It requires assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and the depreciation on such assets to cease. Furthermore, assets that meet the criteria to be classified as held for sale should be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the statements of income.

The Company is presently evaluating the financial statement impact of the forthcoming new standards that will be effective in 2005 and will decide on the most appropriate accounting treatment once the quantification of the various effects have been substantially completed.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			2004	2003	2002
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management (ACEM)	Philippines	Research & Development	**100**	100	100
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Corporate Information Solutions, Inc. (CIS)	Philippines	Systems Development	**51**	51	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	**51**	51	51
Batangas Cogeneration Corporation (Batangas Cogen)*	Philippines	Power Generation	**38**	55	55

** Ownership interest reduced to 38% and was deconsolidated in 2004*

Subsidiaries are consolidated from the date on which control is transferred to the Parent Company and cease to be consolidated from the date on which control is relinquished and transferred out.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in MIESCOR, CIS and Rockwell. For 2003 and 2002, these also include Batangas Cogen.

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates
The Parent Company's investments in associates, entities which Parent Company owns at least 20% or has significant influence and are neither subsidiaries nor joint ventures, are accounted for under the equity method of accounting in the financial statements. They are carried in the balance sheets at cost plus post-acquisition changes in the Parent Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated to the extent of the Parent Company's interest against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

Investments in Real Properties
Investments in real properties represent land, buildings, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments
All other investments held on a long-term basis are carried at cost less any impairment in value and are included in "Investments - at cost" account in the balance sheets.

Utility Plant and Others
Utility plant and others are stated at revalued amounts less Currency Exchange Rate Adjustment (CERA) recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a firm of qualified independent appraisers.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as additional costs of utility plant and others.

A two-year lag exists in the recording of appraised values except for 2003, where the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the date of the financial statements. For practical purposes, the Parent Company has consistently adopted the lag in recording.

Additions to utility plant and others subsequent to the last appraisal date are stated at cost. Recorded appraisal increase is reduced by the amount being recovered through the CERA II Clause for Debt Service. Any increase in the utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account in the balance sheets. Any decrease is first offset against the increase on earlier valuation with respect to the same property and is thereafter charged to current operating income. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Parent Company's new base exchange rate of ₱40.081, it is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and any impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized with respect to previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, depreciation of utility plant and others is computed using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Buildings and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of utility plant and others is computed based on the double-declining balance method.

Depreciation of assets of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱75 million (included in the consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful lives and depreciation methods are reviewed periodically to ensure that the periods and methods of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress of subtransmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Impairment of Assets

The carrying values of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized initially as a reduction of the respective appraisal increase of the impaired asset and any excess as a charge to current operations. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however, not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognized for the asset in prior years.

Land and Development Costs

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Deferred Pass-through Fuel Costs
Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising from the restatement of deferred pass-through fuel costs are deferred as these costs will be passed on to customers upon consumption.

Debt Issuance Costs
Debt issuance costs are deferred and amortized using the straight-line method and are removed from the accounts when the loans are fully settled or restructured.

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to a corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount or face value less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, construction costs and borrowing costs incurred during construction. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Contingencies
Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed when an inflow of economic benefits is probable.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Interest income is recognized as the interest accrues. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

  - Basic Charge. This charge allowed the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kwh.

  - CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate, respectively.

  - PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. This represents changes in the Parent Company's purchased power cost beyond the base level of ₱1.7845 per kwh incorporated in the Basic Charge.

  In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC on December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(c), the ERC has issued its Decision on the Parent Company's rate unbundling application.

  On February 24, 2003, the ERC issued an Order that approved the IRR for the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA were the mechanisms by which the Parent Company was able to reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA were fixed until such time that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA rules. These rate adjustment mechanisms still allowed the Parent Company to pass on to its customers the changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, was not automatic, as the ERC's approval was required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over-or-under recoveries in operating revenues at the end of a year are reversed or accrued.

On October 13, 2004, the ERC approved the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities. Amendments to the guidelines were issued by ERC in two resolutions dated October 20 and 27, 2004. The monthly automatic adjustment mechanism replaces the GRAM and provides timely price signals to consumers. While the GRAM only provided for changes in the generation charge, the new mechanism also allows the monthly adjustment of the system loss charge. The guidelines prescribe a semi-annual verification process. Implementation of the guidelines started with the Parent Company's November 2004 billing cycle. On December 13, 2004, the Parent Company submitted its final GRAM filing to the ERC, covering the period June to October 2004. In an Order dated January 25, 2005, the ERC resolved the Parent Company's final GRAM filing by approving the collection of a Deferred Accounting Adjustment (DAA) of ₱0.0929 per kwh starting February 1, 2005 until January 2007.

- MIESCOR

Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- Rockwell

Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate which include the sale of land and condominium units are accounted for under the percentage of completion method where the Company has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized principally on the basis of the actual cost incurred in relation to the total estimated cost of the contract or as the related obligations are fulfilled.

Rockwell accounts for cash received as "Deposits for pre-selling of condominium units" when the Company's construction is not beyond a preliminary stage. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete. Under this method, no revenue is recognized and cash received is accounted for as deposit. Proceeds shall be accounted for as deposits until the criteria for percentage of completion method are met.

Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for the development of the sold portion of the condominium units are shown under "Estimated liability for project development" account in the balance sheets.

Other costs incurred to sell real estate are capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sale of real estate that are being accounted for under deposit method. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenues" account in the statements of income) is accounted for on a straight-line basis over the lease term.

Revenue from cinema ticket sales, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

- <u>CIS</u>

  - Service fees are recognized when rendered and are based on the agreed rate per transaction of collections received by Bayad Centers as collecting agents of various billers.

  - Consultancy fees are recognized when software services are rendered.

  - Sales from computer equipment and peripherals are recognized when goods are delivered.

- <u>e-MVI and MEI</u>

  - Revenue is recognized when services have been rendered.

<u>Foreign Currency Transactions</u>
Transactions in foreign currencies are recorded using the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from restatement of foreign currency denominated loans to the current exchange rate are deferred (included as part of "Other noncurrent assets" account in the balance sheets) and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recoverable through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs

The Parent Company has a funded, noncontributory defined benefit retirement plan for substantially all of its permanent employees. Effective 2003, retirement costs of the Parent Company are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs of the Parent Company were actuarially determined using the entry age normal funding method. The effect of the change on the financial statements is not material.

Certain subsidiaries provide for retirement benefits based on projected unit credit method or entry age normal funding method.

Stock Ownership Plan

The Parent Company has a stock ownership plan for its management and employees to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

Leases

Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, including asset revaluations. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of MCIT and NOLCO can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rate that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amounts paid to or received from counterparties under these interest rate structures are recorded as interest expense in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Mark-to-market values are presented in the related notes for disclosure purposes only.

Subsequent Events
Subsequent events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Subsequent events that are not adjusting events are disclosed in the notes when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment is involved principally in engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers among business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in the consolidation.

Segment assets and segment results for 2003 and 2002 have been restated to reflect the effect of change in policy with respect to income tax (see Note 2).

The Company operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
							(Amounts in Millions)								
Revenues															
External sales	₱147,614	₱131,916	₱117,791	₱2,705	₱2,235	₱977	₱1,295	₱813	₱1,276	₱–	₱–	₱–	₱151,614	₱134,964	₱120,044
Inter-segment sales	23	32	30	–	–	–	108	208	200	(131)	(240)	(230)	–	–	–
Total revenues	147,637	131,948	117,821	2,705	2,235	977	1,403	1,021	1,476	(131)	(240)	(230)	151,614	134,964	120,044
Results															
Segment results	(1,425)	4,061	(2,203)	414	303	(20)	171	132	(153)	53	–	–	(787)	4,496	(2,376)
Extraordinary loss													–	–	(23,817)
Interest and other charges - net													(3,478)	(3,203)	(3,840)
Equity in net earnings of investees													222	264	306
Minority interest													(118)	(62)	187
Benefit from (provision for) income tax													1,551	(228)	1,677
Net income (loss)	(1,425)	4,061	(2,203)	414	303	(20)	171	132	(153)	53	–	–	(2,610)	1,267	(27,863)
Other Information															
Segment assets	151,072	141,399	139,443	10,248	10,126	10,881	1,433	1,757	2,075	(1,670)	(1,464)	(3,146)	161,083	151,818	149,253
Investments - at equity													1,846	1,936	2,218
Consolidated total assets	151,072	141,399	139,443	10,248	10,126	10,881	1,433	1,757	2,075	(1,670)	(1,464)	(3,146)	162,929	153,754	151,471
Segment liabilities	111,593	97,519	99,358	4,177	4,321	4,533	4,349	4,683	4,613	(405)	(203)	(650)	119,714	106,320	107,854
Deferred income tax liabilities - net													7,920	10,481	9,843
Consolidated total liabilities	111,593	97,519	99,358	4,177	4,321	4,533	4,349	4,683	4,613	(405)	(203)	(650)	127,634	116,801	117,697
Capital expenditures	5,319	6,435	6,505	40	24	29	62	170	319	–	–	–	5,421	6,629	6,853
Depreciation and amortization	4,454	4,305	4,870	186	207	208	33	58	137	6	6	–	4,679	4,576	5,215
Noncash expenses other than depreciation and amortization	10,241	489	2,087	24	7	358	51	193	72	–	–	–	10,316	689	2,517

4. **Supplemental Information on Rockwell**

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala". The project broke ground in May 2002 with 98% market take up as of December 31, 2004. Rockwell expects to turnover the "Manansala" units by December 2005. In January 2004, Rockwell launched the "Joya Lofts and Towers," a new residential tower at the east side of Rockwell Center. The project broke ground on August 27, 2004, with 49% market take up by year end valued at ₱2,800 million. As of December 31, 2004, construction activities only involved excavation works. Total estimated cost to complete the project amounted to ₱4,700 million. Rockwell expects to complete the "Joya Loft and Towers" by 2008.

Total cash received from pre-selling activities of "Joya Loft and Towers" amounted to ₱762 million as of December 31, 2004 and is shown as "Deposits from pre-selling of condominium units" under "Accounts payable and other current liabilities" account in the 2004 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination and adjustment to reverse the effect of revaluation on land held for future development, follows:

	2004	2003	2002
	(Amounts in Millions)		
Trade and other receivables - net	**₱2,188**	₱2,036	₱493
Investment in real properties - net	**3,606**	4,014	4,015
Total assets	**10,263**	10,129	10,005
Long-term debt	**2,366**	2,209	3,073
Estimated liability for project development	**692**	1,630	–
Total liabilities	**4,216**	4,321	4,327
Total stockholders' equity	**6,048**	5,809	5,678
Revenues	**2,705**	2,236	978
Costs and expenses	**2,466**	2,106	1,459
Net income (loss)	**239**	130	(481)

d. Unamortized debt issuance costs

The movement of this account is as follows:

	2004	2003	2002
		(Amounts in Millions)	
Balance, beginning of year	**₱726**	₱845	₱938
Additions	**438**	–	22
Amortization	**(149)**	(119)	(115)
Write off	**(247)**	–	–
Balance, end of year	**₱768**	₱726	₱845

e. Intangible assets

Intangible assets represent mainly software cost, consultancy fees and other development expenditures related to the Parent Company's corporate-wide computerization program. Amortization (shown as part of "Depreciation and amortization" account in the statements of income) charged to operations amounted to ₱788 million, ₱789 million and ₱879 million for the years ended December 31, 2004, 2003 and 2002, respectively.

	2004	2003	2002
		(Amounts in Millions)	
Balance, beginning of year	**₱788**	₱1,577	₱2,456
Amortization (see Note 22)	**788**	789	879
Balance, end of year	**₱–**	₱788	₱1,577

f. Deferred charges on system imbalance penalties

The Parent Company withheld payment starting July 2001 of the 50% penalty on the energy charge imposed by NPC (TransCo starting October 2002) on the excess imbalance energy incurred by the Parent Company's IPPs. The Parent Company contested the 50% penalty because of its apparent application to the Parent Company's IPPs only. These charges amounted to ₱399 million as of December 31, 2003. Although the matter was raised to the ERC in a December 16, 2002 letter, there was no resolution of the issue. The Parent Company attempted to include the penalty on imbalance charges in the claims that the Parent Company sought compensation from NPC in a letter dated March 14, 2003. This was, however, not mentioned in the Settlement Agreement signed by the Parent Company and NPC on July 15, 2003.

Recovery from customers of the total withheld amount of ₱399 million covering the period July 2001 to October 2003 will be pursued by the Parent Company through an appropriate filing with the ERC. While the Parent Company still has to seek ERC approval on the recovery mechanism, the Parent Company made a provision for probable disallowances of the same amount in 2003.

10. Cash and Cash Equivalents

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Cash on hand and in banks	**₱2,365**	₱2,099	**₱2,690**	₱2,280	₱1,641
Short-term investments	**2,012**	3,008	**2,228**	3,040	5,191
	₱4,377	₱5,107	**₱4,918**	₱5,320	₱6,832

Cash in banks earn interest at prevailing bank deposit rates. Short-term investments are made for varying periods of up to three months depending on the immediate cash requirements of the Company and earn interest at the prevailing short-term investment rates.

11. Receivables

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Notes and customers' accounts:					
Billed	**₱11,036**	₱10,070	**₱11,036**	₱10,070	₱9,975
Unbilled (see Note 9)	**15,455**	11,647	**15,455**	11,647	10,685
Trade receivables of subsidiaries	**–**	–	**2,529**	2,286	895
Related parties (see Note 20)	**329**	292	**178**	190	86
Others	**740**	748	**872**	1,391	1,348
	27,560	22,757	**30,070**	25,584	22,989
Less allowance for doubtful accounts	**1,550**	1,597	**1,602**	1,782	1,671
	₱26,010	₱21,160	**₱28,468**	₱23,802	₱21,318

Unbilled receivables represent purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months.

As discussed in Note 15(b), trade receivables of subsidiaries amounting to ₱2,184 million and ₱715 million from the "Manansala" condominium project have been assigned as security for the loans from various local banks and syndicated loan of Rockwell, respectively.

12. Inventories

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
At net realizable value:					
Materials and supplies	**₱848**	₱992	**₱865**	₱1,020	₱1,046
Condominium units for sale	**–**	–	**199**	182	266
	₱848	₱992	**₱1,064**	₱1,202	₱1,312

The cost of materials and supplies amounted to ₱1,077 million, ₱1,215 million and [illegible]97 million as of December 31, 2004, 2003 and 2002, respectively. The cost of condominium units for sale amounted to ₱232 million, ₱221 million and ₱366 million as of December 31, 2004, 2003 and 2002, respectively.

13. Other Current Assets

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
	(Amounts in Millions)				
Current portion of prepaid income tax (see Note 23)	**₱538**	₱298	**₱538**	₱298	₱268
Advance payments to suppliers	**66**	94	**70**	115	394
Others	**3**	15	**79**	55	107
	₱607	₱407	**₱687**	₱468	₱769

14. Stockholders' Equity

a. Capital Stock

	2004	2003	2002
	(Amounts in Millions)		
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B - 229,531,445 shares in 2004, 140,655,458 shares in 2003, and 83,715,340 shares in 2002	**₱2,295**	₱1,407	₱837
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 997,571,301 shares in 2004, 997,473,465 shares in 2003 and 995,734,487 shares in 2002	**₱9,976**	₱9,975	₱9,957
Subscribed - 9,779,985 shares in 2004, 1,787,996 shares in 2003 and 3,526,974 shares in 2002	**98**	18	36
	₱10,074	₱9,993	₱9,993

Preferred stock is nonparticipating, nonconvertible and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stock is non-voting, except in those cases expressly provided by law. Preferred stockholders are entitled to cumulative preferential dividends not exceeding 20% a year, as may be determined by the BOD, payable generally on a quarterly basis. As provided for in the Articles of Incorporation of the Parent Company, redeemed shares are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe to preferred stock to cover the costs. The Parent Company has been issuing such preferred shares to the applicants/customers. The Parent Company issues the underlying preferred stock to the customers.

However, in the Order of the ERC dated July 15, 2004 in ERC Case Nos. 2003-18 and 2003-86, it held that ERB Resolution 95-21 prevails over the "Terms and Conditions of Service" of the distribution utilities. The MR of the Parent Company on this ruling was resolved by the ERC in its Order dated January 10, 2005, where it denied the same and upheld its Order in ERC Case Nos. 2003-18 and 2003-86. The Parent Company has decided to stop requiring the customers to subscribe to preferred shares. The Parent Company is now studying the possible options to finance the costs of extension of lines and installation of additional facilities.

As of December 31, 2004, cumulative dividends on preferred stock that have not been declared or paid since second quarter of 2003 amounted to approximately ₱275 million.

Movement of capital stock follows:

	Number of Shares		
	2004	2003	2002
Preferred stock:			
Balance at beginning of year	**140,655,458**	83,715,340	86,317,451
Issuance of shares	**97,360,644**	60,813,590	7,354,900
Redemption of shares	**(8,484,657)**	(3,873,472)	(9,957,011)
Balance at end of year	**229,531,445**	140,655,458	83,715,340
Common stock:			
Issued:			
Balance at beginning of year	**997,473,465**	995,734,487	995,718,823
Issuance of shares	**97,836**	1,738,978	15,664
Balance at end of year	**997,571,301**	997,473,465	995,734,487
Subscribed:			
Balance at beginning of year	**1,787,996**	3,526,974	10,592,471
Issuance of shares	**(97,836)**	(1,738,978)	(15,664)
Additional subscriptions	**8,165,941**	–	–
Cancelled subscriptions	**(76,116)**	–	(7,049,833)
Balance at end of year	**9,779,985**	1,787,996	3,526,974

Authorized shares of common stock of the Parent Company which are listed at the Philippine Stock Exchange (PSE) are divided in two classes:

- Class "A" - Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

- Class "B" - Comprising forty percent (40%) of the common stock, can be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

b. Employee Stock Ownership Plan (ESOP or the Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorized cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	2004	2003	2002
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**12,909,510**	12,909,510	18,367,249
Additional subscriptions	**8,165,941**	–	–
Cancellations	**(76,116)**	–	(5,457,739)
Balance at end of year	**20,999,335**	12,909,510	12,909,510
Options unexercised at end of year	**4,000,665**	12,090,490	12,090,490

The cancellation of the ESOP subscription is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and capital in excess of par value in the statements of changes in stockholders' equity. It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

During the ESOP 12th Offering ("Centennial Offering"), 8.2 million common shares were subscribed out of the remaining allocation of about 12 million common shares to the Plan. The period of effectivity of this offering is from March 1, 2004 to February 28, 2009.

c. Retained Earnings

On July 28, 2003, the BOD approved a resolution to revert the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

On March 5, 2004, the BOD approved a resolution to transfer ₱200 million of the unappropriated retained earnings to appropriated retained earnings for the Parent Company's self-insurance requirements.

The Company's retained earnings are restricted to the extent of the following:

i. Undistributed accumulated equity in net earnings of investees amounting to ₱1,187 million and ₱859 million as of December 31, 2004 and 2003, respectively; and

ii. Appraisal increase in utility plant and others and share in revaluation increment of an associate totaling to ₱18,965 million and ₱19,651 million as of December 31, 2004 and 2003, respectively.

15. Long-term Debt

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
	(Amounts in Millions)				
Secured	**₱23,611**	₱10,891	**₱25,977**	₱13,100	₱14,142
Unsecured	**15**	12,181	**15**	12,181	15,344
	23,626	23,072	**25,992**	25,281	29,486
Less current portion	**2,111**	7,668	**4,007**	8,776	6,065
	₱21,515	₱15,404	**₱21,985**	₱16,505	₱23,421

Parent Company					
US dollar term loan at an annual interest rate of 3-month LIBOR plus 5% payable in quarterly installments up to 2011	**₱9,572**	₱–	**₱9,572**	₱–	₱–
US dollar term loans at annual interest rates ranging from 6% to 7%, payable in semi-annual installments up to 2012	**6,348**	6,884	**6,348**	6,884	7,135
Philippine peso term loan at annual interest rates of 14.18%, 14.87% and 3-month MART plus 4% payable in quarterly installments up to 2011	**3,644**	–	**3,644**	–	–
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,314**	3,673	**3,314**	3,673	3,583
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56%, payable in equal semi-annual installments until 2010	**247**	232	**247**	232	–
US dollar availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**236**	130	**236**	130	93
CHF availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.7%, payable in equal semi-annual installments until 2010	**130**	120	**130**	120	–
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	**120**	334	**120**	334	441
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**15**	20	**15**	20	26
US dollar term loan at annual interest rate of 6-month LIBOR plus 1%, payable in semi-annual installments**	–	4,447	–	4,447	5,325
US dollar term loan at annual interest rate of 6-month LIBOR plus 1.6%, payable in semi-annual installments**	–	4,002	–	4,002	6,390
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments **	–	2,790	–	2,790	2,910
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments**	–	440	–	440	600
Total (Carried Forward)	23,626	23,072	23,626	23,072	26,503

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Total (Brought Forward)	**₱23,626**	₱23,072	**₱23,626**	₱23,072	₱26,503
Rockwell - Secured by Rockwell Assets					
Loans from various banks	–	–	**1,182**	828	936
Syndicated loan payable to a local bank	–	–	**714**	714	714
Bilateral loan	–	–	**470**	–	–
Long-term commercial papers (LTCPs)	–	–	–	667	1,333
	–	–	**2,366**	2,209	2,983
	23,626	23,072	**25,992**	25,281	29,486
Less current portion	**2,111**	7,668	**4,007**	8,776	6,065
	₱21,515	₱15,404	**₱21,985**	₱16,505	₱23,421

* *Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*
** *Refinanced in 2004*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,560 million as of December 31, 2004, ₱84,848 million as of December 31, 2003 and ₱78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

On November 12, 2004, the Parent Company signed an agreement with its domestic and foreign commercial banks for a seven-year dual tranche facility denominated in US$ and peso amounting to the equivalent of US$235 million to refinance unsecured loans which were due in the next 24 months. The refinancing loans bearing an amortizing feature and a final maturity in 2011 are currently secured. As a condition for completing such refinancing, the Parent Company has secured the respective waivers of noncompliance to certain financial ratios required by its existing creditors.

For the year ended December 31, 2004, the Parent Company has not met the minimum required return on net fixed assets of 8% required by two secured creditors. On March 29 and April 4, 2005, the Parent Company received a temporary waiver of non-compliance and a suspension of this requirement for the year 2004. Consequently, the Parent Company is not in technical default as of April 5, 2005.

For the years ended December 31, 2003 and 2002, the Parent Company also failed to comply with certain financial covenants required by its creditors. At that time, the Parent Company was not given by the concerned creditors a waiver of non-compliance. IAS requires the classification of debt in technical default as noncurrent account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date. Consequently, the Parent Company's long-term debt totaling ₱14,155 million as of December 31, 2003, were presented as part of current liabilities in prior year financial statements. The Parent Company, however, continued to service the principal and interest payments at maturity dates and has not received any demand for payment nor has any of its existing creditors commenced default proceedings.

In view of the completion of the Parent Company's refinancing and the receipt of the waivers discussed above, these loans can already be classified in accordance with their scheduled maturity dates. Prior year parent company and consolidated long-term debt have also been reclassified accordingly.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. Except for the ratio previously discussed, the Parent Company is in compliance with its loan covenants.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. The Parent Company has fully availed of its committed obligations under the MCA, amounting to the equivalent of US$12.49 million as of December 31, 2004.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC on September 5, 2003 which was approved provisionally by the ERC on January 9, 2004. Public hearings on the Parent Company's application are currently ongoing.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	Swiss Francs	Philippine Pesos	Peso Equivalent
			(Amounts in Millions)			
2005	$21	¥1,011	€2.6	CHF0.4	₱187	₱2,111
2006	23	1,011	0.5	0.4	186	2,033
2007	41	1,011	0.5	0.4	549	3,410
2008	42	1,011	0.5	0.4	548	3,529
2009 thereafter	159	2,022	1.5	0.8	2,189	12,543
Total	$286	¥6,066	€5.6	CHF2.4	₱3,659	
In equivalent pesos	16,156	3,314	367	130	3,659	₱23,626

b. Rockwell

i. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 9.75% to 14.5% in 2004 and 7.49% to 12.00% in 2003. Certain parcels of land with an estimated carrying value of ₱720 million have been assigned as security for these loans. In 2004, the Company put in place a ₱782 million bridge loan with annual interest ranging from 12% to 14%. Trade receivables amounting to ₱2,184 million from the "Manansala" condominium project maturing in 2005 has been assigned as security for the said loan.

ii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 have been assigned as security for these loans (see Notes 8 and 11).

iii. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,425 million as of December 31, 2004 (see Note 8).

In 2004, ₱470 million maturing LTCPs were converted to individual bilateral loan which is payable in 8 equal quarterly payments commencing in January 2006. The interest rate shall be MART 1 plus a spread of 2 1/4%.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows:

Year	Amount
	(In millions)
2005	₱1,896
2006	235
2007	235
	₱2,366

16. Notes Payable

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Parent Company - Unsecured					
US dollar loans with annual interest rates ranging from 3.3% to 4.56% in 2003 and 6.13% to 6.875% in 2002	₱–	₱3,833	₱–	₱3,833	₱4,742
Philippine peso term loans with annual interest rates ranging from 6.25% to 10.18% in 2003 and 6.875% to 10.177% in 2002	–	1,453	–	1,453	1,925

(Forward)

US SEC
File No. 82-3237

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Rockwell - Secured by Rockwell Assets					
Philippine peso term loans with annual interest rates ranging from 8.41% to 15% in 2002 and 13.5% to 16.5% in 2001	**₱–**	₱–	**₱–**	₱–	₱90
MIESCOR – Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 15.2% in 2003, 7.8% to 11.8% in 2002 and 14.6% to 18.3% in 2001	**–**	–	**423**	458	492
CIS – Unsecured					
Philippine peso term loans with annual interest rates ranging from 8% to 13% in 2004, 8% to 14% in 2003 and 14% in 2002	**–**	–	**19**	72	95
	₱–	₱5,286	**₱442**	₱5,816	₱7,344

As discussed in Note 15, the Parent Company has finalized the refinancing of its short-term loans in 2004.

17. Accounts Payable and Other Current Liabilities

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Trade accounts payable (see Note 20)	**₱15,773**	₱11,968	**₱15,829**	₱12,073	₱13,757
Accrued pension	**4,094**	2,115	**4,120**	2,133	378
Payable to customers	**1,085**	–	**1,085**	–	–
Accrued taxes	**771**	1,142	**827**	1,163	742
Current portion of meter and service deposits (see Note 18)	**521**	470	**521**	470	480
Current portion of interest on meter and service deposits (see Note 18)	**275**	101	**275**	101	72
Advance payment received from pole rentals	**250**	380	**250**	380	200
Accrued interest on loans	**171**	282	**211**	285	412
Advance payment received from customers	**–**	–	**–**	–	633
Deposits from pre-selling of condominium units (see Note 4)	**–**	–	**762**	–	389
Customers' deposits	**–**	–	**2**	297	417
Accrued expenses and other liabilities	**1,904**	1,605	**2,587**	2,745	2,654
	₱24,844	₱18,063	**₱26,469**	₱19,647	₱20,134

a. "Trade accounts payable" account in 2004 includes the current portion of the claim of NPC and National Transmission Corporation (TransCo) amounting to ₱358 million. NPC and TransCo claimed an over deduction by the Parent Company of amounts related to the 3½ percent discount on the NPC basic charge for power delivered at the Balintawak substation. Total claims of NPC and TransCo amounted to ₱1,173 million as of December 31, 2004 and are payable in three years starting February 2005. The noncurrent portion amounting to ₱815 million is presented as part of "Other noncurrent liabilities" account in the 2004 balance sheet.

b. On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/ Reconsideration on ERC Case Nos. 2001-646/ 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Parent Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted to a potential liability to customers estimated at ₱1,085 million. This estimated liability is presented as "Payable to customers" account under the "Accounts payable and other current liabilities" account in 2004 balance sheet. However, the Parent Company still intends to bring this matter to the ERC considering that the Parent Company is already incurring under-recoveries in the Transmission Charge under the current unbundled rates (see Note 26a).

c. On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase a parcel of land with a total area of 3,008 square meters at an option price of ₱100,000 per square meter, inclusive of all taxes. As of December 31, 2002, total payments received by Rockwell amounted to ₱285 million. The option was exercised in 2003 and shown as part of "Revenues" account in the 2003 consolidated statement of income.

18. Customers' Deposits

	Parent Company and Consolidated		
	2004	2003	2002
		(Amounts in Millions)	
Meter and bill deposits - net of current portion	**₱10,449**	₱9,800	₱8,898
Interests on meter and bill deposits - net of current portion	**5,951**	3,455	3,026
	₱16,400	₱13,255	₱11,924

Meter deposits cover 50% of the cost of the metering equipment while the service or bill deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceed the customer's current monthly bills, a refund of the excess can also be made.

Meter and bill deposits earned interest at 6% per annum until August 1995. On August 3, 1995, the ERB issued Resolution 95-21 providing for new rules and regulations governing electric utilities. These new rules, which took effect in September 1995, increased the interest rate on meter and bill deposits from 6% to 10%. The Parent Company filed a MR which was given due course by the ERB. In April 2000, the ERB resolved the MR its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in April 2000 did not take effect immediately due to lack of publication in the Official Gazette or a newspaper of general circulation and for non-filing with the Office of the National Administrative Register of the U.P. Law Center. Since 1995, the Parent Company has been making a provision for the additional 4% interest differential but continues to give refund at 6%. The accrued liability for the 4% interest differential is shown as part of "Provisions" account in the balance sheets until 2003.

On January 10, 2003, the Parent Company filed an application with the ERC, docketed as ERC Case No. 2003-18, seeking the lowering of the rate of interest on meter and bill deposits from the 6% interest per annum stipulated in its approved "Terms and Conditions of Service" to 1% interest per annum. On July 15, 2004, the ERC issued an Order holding that the rate of interest of 10% as provided for under ERB Resolution 95-21 prevails over the 6% interest under the Parent Company's "Terms and Conditions of Service." The Parent Company filed a motion for reconsideration which was denied by ERC in its Order dated January 20, 2005. The Parent Company is currently reviewing its options regarding this ERC Order. As a result of the Order dated January 20, 2005, the Parent Company reclassified the 4% accrued interest differential from "Provisions" account to "Customers' deposits" account in the 2004 balance sheet (see Note 19).

On June 9, 2004, the ERC issued a Resolution authorizing the promulgation of the Magna Carta for Residential Electricity Consumers. This Magna Carta took effect on July 19, 2004, fifteen days after its publication in a newspaper of general circulation. Under the Magna Carta, all residential consumers shall be exempt from payment of meter deposits since private distribution utilities have incorporated the cost of these electric watthour meters in their rate base. With regard to bill deposits, the Magna Carta provides that a customer who has paid his electric bills on or before its due date for three consecutive years, may now demand for the full refund of the deposit even prior to the termination of his service; otherwise, bill deposits shall be refunded within one month from termination of service provided all bills have been paid.

Under the Magna Carta, bill deposits of residential customers shall earn interest equivalent to the interest incorporated in the calculation of the Distribution Utilities' Weighted Average Cost of Capital (WACC), otherwise, the prevailing interest rate for savings deposit as approved by the Bangko Sentral ng Pilipinas shall apply and the same shall be credited yearly to the bills of the registered customer.

On November 11, 2004, the ERC issued the Guidelines implementing the Magna Carta. The Guidelines provided, among others, for the schedule of refund of the meter deposits, together with accrued interest, to the residential customers. In compliance with the ERC Order dated January 10, 2005, the Parent Company shall apply the 10% interest rate on meter and bill deposits, as provided for under the ERB Resolution 95-21, for the period covering September 1995 up to May 2003. On the other hand, for customers with service contracts entered during the period June 2003 up to the present, the Parent Company shall apply the rate of interest equivalent to 10%, in conformity with the implementing Guidelines of Magna Carta and the Parent Company's approved WACC.

Interests on meter and bill deposits are determined using the simple computation method. The Parent Company's external counsel is of the opinion that since there is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest, then *ipso facto,* the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter.

Meter and bill deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience and the Magna Carta guidelines, are shown separately as part of "Accounts payable and other current liabilities" account in the balance sheets (see Note 17).

19. Provisions

Movements during the year are as follows:

	Parent Company and Consolidated		
	2004	2003	2002
	(Amounts in Millions)		
Provisions for probable losses [see Note 1(c)]			
Balance, beginning of year	**₱–**	₱–	₱–
Provisions during the year	**9,824**	–	–
Balance, end of year	**9,824**	–	–
Interest differential on meter and bill deposits (see Note 18)			
Balance, beginning of year	**2,379**	2,000	1,644
Provisions during the year	**385**	379	356
Reclassification to customers' deposits	**(2,764)**	–	–
Balance, end of year	–	2,379	2,000
Provision for various tax assessments and legal claims			
Balance, beginning of year	**491**	–	–
Provisions during the year (see Note 22)	–	491	–
Reversals during the year (see Note 22)	**(2)**	–	–
Balance, end of year	**489**	491	–
	₱10,313	₱2,870	₱2,000

Information on tax assessments and legal claims required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Parent Company's position in relation to these assessments and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
			(Amounts in Millions)			
FGPC	Affiliate	2004	₱29,496	₱2,735	₱–	₱11,833
(see Notes 9 and 27)		2003	28,120	2,616	–	8,631
		2002	20,613	3,849	–	3,540
FGP Corp.	Affiliate	2004	13,437	2,010	–	5,160
(see Notes 9 and 27)		2003	13,978	1,126	–	2,825
		2002	4,964	695	–	1,731

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
MIESCOR	Subsidiary	2004	₱138	₱–	₱120	₱11
		2003	135	–	170	2
		2002	200	–	202	–
Soluziona	Joint Venture	2004	276		3	5
		2003	338	–	2	8
		2002	396	–	4	–
GEPMICI	Associate	2004	225			2
		2003	195	–	–	2
		2002	378	–	–	–
Philippine Electric Corp. (PHILEC)	Affiliate	2004	360	–	–	23
		2003	546	–	–	2
		2002	612	–	–	56
Others	Subsidiaries	2004	–	–	206	–
		2003	–	–	120	–
		2002	–	–	262	–

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers. For the years ended December 31, 2004 and 2003, the Parent Company's billings had the following components:

	2004	2003
	(Amounts In Millions)	
Electric revenue		
January to May 2003		
Basic charge	₱–	₱25,347
PPA		27,143
CERA I		1,810
Total (Carried Forward)		54,300

	2004	2003
	(Amounts In Millions)	
Total (Brought Forward)	₱–	₱54,300
June to December 2003 and		
January to December 2004		
Generation charge	**92,950**	42,105
Transmission charge	**21,481**	15,669
System loss charge	**11,507**	6,363
Distribution charge	**15,917**	10,199
Supply charge	**5,742**	3,287
Metering charge	**2,851**	1,511
CERA I	**558**	316
Power act reduction	**(1,561)**	(1,499)
Inter-class, lifeline subsidy and others	**(1,216)**	(504)
	148,229	77,447
Electric revenue	**148,229**	131,747
Non-electric revenue	**267**	515
Reversal of operations maintenance and transmission loss recovery charges (see Note 17a)	**(859)**	(314)
	₱147,637	₱131,948

22. **Expenses**

Operations and Maintenance

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Salaries, wages and employee benefits (see Note 24)	**₱4,181**	₱3,881	**₱4,334**	₱4,340	₱4,563
Retirement expense (see Note 24)	**2,586**	2,400	**2,594**	2,405	1,149
Contractors' services	**1,799**	1,883	**1,821**	1,572	1,962
Transportation and travel	**336**	520	**340**	529	184
Materials and supplies	**252**	250	**255**	292	334
Corporate expenses	**48**	115	**53**	117	148
Property insurance	**25**	82	**37**	93	87
Entertainment, amusement and recreation	**2**	2	**9**	16	28
Provision for (reversal of) various tax assessments and legal claims (see Note 19)	**(2)**	491	**(2)**	491	–
Provision for inventory obsolescence and decline in value	**–**	26		26	362
Provision for doubtful accounts	**–**	–	**71**	200	498
Others	**595**	615	**820**	632	1,100
	₱9,822	₱10,265	**₱10,332**	₱10,713	₱10,415

Depreciation and Amortization

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Depreciation at cost (see Note 5)	**₱3,074**	₱2,818	**₱3,293**	₱3,083	₱3,343
Depreciation on appraisal increase (see Note 28)	**592**	698	**598**	704	993
Amortization of deferred charges (see Note 9)	**788**	789	**788**	789	879
	₱4,454	₱4,305	**₱4,679**	₱4,576	₱5,215

Cost of Contracts and Services

	Consolidated		
	2004	2003	2002
	(Amounts in Millions)		
Salaries, wages and employee benefits	**₱308**	₱185	₱174
Contractors' services	**253**	70	47
Materials and supplies	**144**	255	267
Gas and oil	**6**	16	28
Others	**160**	59	390
	₱871	₱585	₱906

Interest and Other Charges - Net

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
CERA II recovery	**₱980**	₱1,241	**₱980**	₱1,241	₱667
Interest and dividend income	**500**	442	**621**	462	616
Others	**–**	117	**35**	260	–
Total financial income	**1,480**	1,800	**1,636**	1,963	1,283
Interest expense and financial charges on loans (see Note 9)	**(2,855)**	(2,629)	**(3,155)**	(2,942)	(2,842)
CERA II realized foreign exchange loss	**(980)**	(1,241)	**(980)**	(1,241)	(667)
Interest expense on customers' deposits (see Note 18)	**(911)**	(967)	**(911)**	(967)	(1,035)
Others	**–**	(15)	**(68)**	(16)	(579)
Total financial expenses	**(4,746)**	(4,852)	**(5,114)**	(5,166)	(5,123)
	(₱3,266)	(₱3,052)	**(₱3,478)**	(₱3,203)	(₱3,840)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Company and Consolidated		
	2004	2003	2002
	(Amounts in Millions)		
Provisions for:			
Estimated disallowed transmission line fee charges	**(₱284)**	(₱523)	(₱829)
System imbalance charges	**–**	(399)	–
Unrecovered mandated rate reduction	**–**		(810)
Total (Carried Forward)	**(284)**	(922)	(1,639)

	Parent Company and Consolidated		
	2004	2003	2002
	(Amounts in Millions)		
Total (Brought Forward)	**(284)**	(922)	(1,639)
Recovery of:			
Unrecovered mandated rate reduction	**–**	810	–
Estimated disallowed transmission line fee charges	**499**	118	–
	499	928	–
	₱215	₱6	(₱1,639)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2004 and 2003, the remaining prepaid income tax amounted to ₱538 million and ₱1,353 million, respectively. The remaining prepaid income tax in 2004 is expected to be applied the following year (see Note 13).

The components of the Company's deferred tax assets and liabilities shown as part of "Other noncurrent assets" account in the balance sheets follow:

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
	(Amounts in Millions)				
Deferred income tax assets:					
NOLCO	**₱–**	₱–	**₱–**	₱180	₱230
MCIT	**–**	–	**–**	44	–
Others	**–**	–	**–**	44	6
	–	–	**–**	268	236
Less: Deferred tax liabilities					
Capitalized interest	**–**	–	**–**	124	134
Others	**–**	–	**–**	64	31
	–	–	**–**	188	165
	₱–	₱–	**₱–**	₱80	₱71

The components of the Company's deferred tax assets and liabilities shown as part of "Deferred tax liabilities" account in the balance sheets follow:

	Parent Company		Consolidated		
	2004	2003 (As restated - Note 2)	**2004**	2003 (As restated - Note 2)	2002 (As restated - Note 2)
			(Amounts in Millions)		
Deferred income tax assets:					
Provisions [see Note 1(c)]	**₱3,300**	₱918	**₱3,300**	₱918	₱640
CERA (see Note 9)	**1,918**	2,108	**1,918**	2,108	2,400
Unfunded pension cost and unamortized past service cost	**1,570**	977	**1,576**	977	451
Allowance for doubtful accounts	**496**	511	**501**	511	533
Allowance for probable disallowances of receivables	**196**	605	**196**	605	525
Foreign exchange differentials on deferred pass-through fuel costs (see Note 9)	**97**	64	**97**	64	–
Allowance for inventory obsolescence	**73**	71	**73**	71	66
MCIT	**–**	176	**54**	176	171
NOLCO	**–**	–	**–**	–	784
Allowance for decline in value of condominium units	**–**	–	**–**	–	–
Others	**316**	123	**405**	126	66
	7,966	5,553	**8,120**	5,556	5,636
Deferred tax liabilities:					
Appraisal increase in utility plant and others	**8,469**	8,706	**8,544**	8,783	8,365
Depreciation method differential	**3,243**	2,951	**3,243**	2,951	2,705
Liability related to CERA (see Note 9)	**1,918**	2,108	**1,918**	2,108	2,400
Capitalized duties, taxes and interest deducted in advance	**969**	1,009	**969**	1,009	1,013
Capitalized interest	**845**	851	**959**	851	866
Net book value of capitalized/realized foreign exchange loss	**245**	271	**245**	271	130
Foreign exchange differentials on liability arising from deferred pass-through fuel costs (see Note 9)	**97**	64	**97**	64	–
Others	**–**	–	**65**	–	–
	15,786	15,960	**16,040**	16,037	15,479
	₱7,820	₱10,407	**₱7,920**	₱10,481	₱9,843

The reconciliation of income tax on pretax income computed at the statutory income tax rate to provision for (benefit from) income tax as shown in the statements of income is shown below:

	Parent Company		Consolidated		
	2004	2003	**2004**	2003	2002
			(Amounts in Millions)		
Income tax computed at statutory tax rate	**(₱1,351)**	₱474	**(₱1,294)**	₱498	(₱1,891)
Income tax effects of:					
Equity in net earnings of investees	**(150)**	(148)	**(71)**	(84)	(98)
Interest income subjected to a lower final tax rate	**(111)**	(135)	**(149)**	(141)	(164)
Nondeductible interest expense	**53**	64	**71**	67	81
Nondeductible expenses	**–**	46	**–**	46	83
Others	**(54)**	(87)	**(108)**	(158)	312
	(₱1,613)	₱214	**(₱1,551)**	₱228	(₱1,677)

As of December 31, 2004, the Parent Company' subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	Consolidated NOLCO	Consolidated MCIT
		Amounts in Millions	
2002	2005	₱–	₱20
2003	2006	10	20
2004	2007	–	20
		₱10	₱60

Of the total shown in the above table, NOLCO and MCIT amounting to ₱10 million and ₱6 million, respectively, have not been recognized because it is more likely that no taxable profit will be available for which the NOLCO and MCIT can be utilized.

NOLCO applied as deduction from normal taxable income amounted to ₱349 million in 2004. Expired NOLCO and MCIT amounting to ₱216 million and ₱9 million, respectively, were written off during the year.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to the unbundling of charges which was implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of its billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, the implementation of the ERC's directive has been suspended, pending the promulgation of guidelines from the Department of Finance.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the MPF.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). The actuarial valuation was updated to give effect to the SRSP. Additional expense recognized by the Parent Company as a result of the SRSP amounted to ₱125 million shown as part of "Operations and maintenance - Salaries, wages and employee benefits" account in the 2003 statement of income (see Note 22).

Based on a valuation by an independent actuary as of June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱16,402 million while the fair value of the plan assets amounted to ₱3,777 million. The unfunded present value of pension benefits amounted to ₱12,625 million. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,586 million, ₱2,400 million and ₱1,142 million in 2004, 2003, and 2002, respectively (see Note 22). Actuarial valuations are updated every three years.

Rockwell has a retirement plan covering all its permanent employees. As of December 31, 2004, the latest actuarial valuation date, the actuarial present value of benefits amounted to ₱8 million. Plan costs are allocated using the projected unit credit method. The principal assumptions used to determine pension benefits were a discount rate of 12% and a salary increase of 10%. Retirement expense charged to operations amounted to ₱2 million, ₱3 million, and ₱3 million in 2004, 2003 and 2002, respectively.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱6 million in 2004, ₱1.6 million in 2003 and ₱3.6 million in 2002. At September 30, 2003, the latest valuation date, actuarial present value of retirement benefits amounted to ₱25 million. The fair value of plan assets amounted to ₱9 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a retirement plan covering all of its regular employees who opted to join the program. The fund is composed of the following:

- Retirement benefit plan - noncontributory
- Defined benefit plan - contributory

As of July 1, 2003, the actuarial present value of retirement benefits amounted to ₱5.8 million for retirement benefit plan and ₱10.5 million for defined benefit plan. The fair value of the plan assets amounted to ₱12.2 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually, and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,594 million, ₱2,405 million and ₱1,149 million in 2004, 2003 and 2002, respectively.

25. Financial Instruments

As of December 31, 2003, the Parent Company has long-term unsecured floating rate dollar debts totaling $220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. However, in December 2004 the Parent Company refinanced the floating rate dollar debts which were hedged by the interest rate agreements.

The Parent Company has outstanding interest rate swap agreements totaling $46 million as of December 31, 2004 with various maturities in 2005.

The swap agreements consist of an amortizing zero-cost collar interest rate swap with an original notional amount of $50 million entered into in 2000. This interest rate swap limits the Parent Company's interest rate exposure to between 5.98% and 8%. As of December 31, 2004, the zero-cost collar interest rate swap has an outstanding notional balance of $10 million.

The Parent Company entered into another amortizing swap agreement in 2000 with an original notional amount of $60 million which amended the fixed rate swap to a forward rate set structure and reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.34% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The Parent Company also has an amortizing swap agreement entered into in 2000 with an original notional amount of $50 million which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $20 million. Also in 2000, the Parent Company has an amortizing trigger interest rate swap with an original notional amount of $40 million which fixed the interest rate at 6.42% with a trigger at 7.5%. As of December 31, 2004, this interest rate swap has an outstanding notional balance of $16 million.

In 2001, the Parent Company entered into an amortizing forward rate set structure with an original notional amount of $40 million which overlays the trigger swap and reduced the fixed rate to 5.68% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to 4.88% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swap pre-terminations in February 2004 resulted to a net realized loss of $0.093 million. The gross realized gains and losses on these pre-terminated swaps were amortized until December 2004 when the respective hedged loans were refinanced.

The interest rate differential, which represents the present value of the excess of interest cost under these outstanding interest rate structures over current market interest rates amounted to ₱325 million and ₱353 million as of December 31, 2004 and 2003, respectively. Such amount were not included in the determination of net income under the current accounting practice.

26. Contingencies

a. Contingent assets

(1) The Parent Company has a contingent asset amounting to ₱2,411 million consisting of under-recoveries for Transmission Charge of ₱1,198 million and for System Loss Charge of ₱1,213 million. These under-recoveries accumulated in the absence of an adjustment mechanisms for these two charges when the unbundled rates were implemented. While an automatic adjustment mechanism for the system loss charge was authorized by ERC for implementation starting November 2004, the ERC has not prescribed a recovery

mechanism for the under-recoveries on the system loss charge that the Parent Company has incurred for prior periods. ERC released last February 24, 2005 the draft guidelines for the adjustment of transmission rates by distribution utilities prospectively. The draft guidelines, which are still for comments of distribution companies, prescribe the manner for the annual adjustment of transmission charges and the recovery/return to customers of any under/over-recovery in the transmission charge. The draft guidelines, however, do not prescribe a recovery mechanism for the under-recoveries in transmission charges for the prior periods.

(2) The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents.

b. Contingent liabilities

(1) Realty tax assessment

The Parent Company is being assessed by certain local governments units (LGUs) for realty taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers. One of these cases is now with the CA. The CA rendered its decision declaring that the electric poles, wires, insulators and transformers are subject to realty tax under the Local Government Code. An adverse decision on any of these cases may result to tax assessments by all LGUs within the franchise areas of the Parent Company.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover this type of tax assessment similar to the pass-through mechanism on franchise tax which is pending hearing. The Parent Company believes that under a pass-through mechanism, the LGUs will exercise prudence in assessing the Parent Company, whether on a retroactive or prospective basis, as this will translate to higher amount of bills for its constituents.

(2) Local franchise tax

The Parent Company was assessed by certain local governments for local franchise tax during the period when such LGUs were not qualified to assess. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. At any rate, even assuming that the said assessments are upheld by the courts, the principle adopted by the ERC is that franchise tax payments are recoverable from the rates. The unbundled rates approved by the ERC allow the Parent Company to recover the current franchise tax payments.

The final outcome of (1) and (2) cannot presently be determined, and no provision for the assessments has been made in the financial statements.

(3) Other claims

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the Parent Company and consolidated financial statements.

c. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to the ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly billing adjustment based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the billing adjustment and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱36,321 million and ₱30,413 million as of December 31, 2004 and 2003, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has billed the Parent Company interest for unpaid billing adjustments amounting to ₱1,507 million as of April 2003. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amounts as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent

Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March to June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly-connected customers located in the Parent Company's existing franchise areas, totaling ₱7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the schedules of repayment show ₱1,350 million for 2003 and ₱3,350 million for 2004 as indicated in the annexes to the Settlement Agreement, these amounts have to be revised from the time the settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedules, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement also provides for, among others, the following:

- If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kilowatt-hour multiplied by the shortfall between the baseline quantity and the actual Parent Company offtake. The baseline quantity for 2003 and 2004 totalled 12,730 million kilowatt-hours and 13,600 million kilowatt-hours, respectively.

  If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kwh multiplied by the excess offtake from NPC.

  NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level, which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will also be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

- The Parent Company shall pass on to its customers the financial benefit of its IPPs running at mutually agreed levels, which was estimated at ₱0.25 per kilowatt-hour (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

- In the event that the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs and ensure the dispatch of these IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted offtakes whereas the Parent Company maintains its position of not recognizing the liability. In a submission to the ERC dated January 12, 2005, the Parent Company showed that since its actual offtake from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by ERC has been reduced from ₱20,050 million to ₱14,300 million.

The Parent Company has been in negotiations with NPC towards the execution of a TSC in compliance with RA 9136. In an Order dated January 4, 2005, ERC granted NPC's request that it be allowed to submit its TSC with the Parent Company on or before January 31, 2005. The Order also stated that since the contract (referring to the CSE) already expired on December 31, 2004, both NPC and the Parent Company were directed to continuously comply with their respective obligations (for NPC to supply the Parent Company and for the Parent Company to draw electricity from NPC) to avoid disruption of electric supply to consumers pending the execution of a TSC.

The Parent Company and NPC were unable to conclude TSC negotiations by January 31, 2005. On February 2, 2005, the Parent Company received NPC's power bill for the period December 25, 2004 to January 25, 2005 which contained a Contracted Energy Adjustment of ₱1,200 million. The Parent Company returned the bill to NPC for correction stating that there was no basis for the said adjustment. Despite the expiration of the CSE, NPC maintains that the Parent Company is to continue with its obligation under the CSE. The Parent Company in a letter dated February 21, 2005 to the ERC, brought the matter for urgent resolution of the ERC. In an Order dated February 23, 2005, the ERC clarified that its January 4, 2005 Order was meant to direct NPC to continue supplying energy to the Parent Company at its requested levels without regard to any minimum purchase requirements set forth in the CSE which already expired on December 31, 2004. In response to NPC's request for clarification of the phrase, "requested level", the ERC, in a letter dated March 3, 2005, clarified that it meant actual energy taken by the Parent Company in the months of January and February 2005. NPC corrected the bill by reversing the adjustment of ₱1,200 million through a credit memo. NPC and the Parent Company have expected to conclude the negotiation and sign the TSC not later than June 30, 2005. Thus, recognizing the need for an interim agreement to cover the period from March - June 2005, they have negotiated for this Interim Agreement which, as of this time, is being finalized for execution.

Total purchased power from NPC amounted to ₱46,694 million, ₱36,895 million and ₱54,602 million for the years ended December 31, 2004, 2003 and 2002, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

b. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo as of December 31, 2004, 2003, and 2002 amounted to ₱17,499 million, ₱17,907 million and ₱4,586 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱42,933 million, ₱42,098 million and ₱25,579 million for the years ended December 31, 2004, 2003, and 2002, respectively.

d. QPPL

The Parent Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the same is subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

Total power purchased from QPPL amounted to ₱13,851 million (including transmission line costs of ₱776 million), ₱13,605 million (including transmission line costs of ₱751 million) and ₱11,556 million (including transmission line costs of ₱707 million) for the years ended December 31, 2004, 2003 and 2002, respectively.

e. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Parent Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

Details of purchased power follow:

	2004	2003	2002
		(Amounts in Millions)	
NPC and TransCo	**₱64,193**	₱54,802	₱59,188
FGPC and FGP Corp.	**42,933**	42,098	25,579
QPPL	**13,851**	13,605	11,556
Duracom and others	**3,624**	1,079	3,659
	₱124,601	₱111,584	₱99,982

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008	14,297	67,797
2009 & onwards	232,477	1,100,803

* *Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity quota. The signed Amendment was submitted to the ERC for approval in March 2004. Public hearings on the Amendment have been completed and the Amendment has been submitted to the ERC for its decision.

The unrecoverable purchased power costs shown separately as part of "Other income (charges)" in the statements of income relate to systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5% which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

On June 22, 2004, the Parent Company filed a petition at the ERC seeking a revision of Rule X of the IRR of RA 7832. The proposed amendment, which is still pending at the ERC, allows distribution utilities to retain pilferage recoveries provided this does not exceed the monetary equivalent of the system loss in excess of the cap. The ERC, on October 29, 2004, issued the Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses. According to the Guidelines, all distribution utilities will have to file by November 4, 2005 their proposed caps on Technical, Non-Technical, and Administrative Loss. Section 43f of RA 9136 empowers ERC to amend the system loss caps set by RA 7832.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income (loss) for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings (Loss)

	2004	2003 (As restated - see Note 2)	2002 (As restated - see Note 2)
		(Amounts in Millions)	
Income (loss) from ordinary activities	**(₱2,610)**	₱1,267	(₱4,046)
Cash dividends on preferred stock	**(149)**	(83)	(74)
Earnings (loss) including depreciation on appraisal increase (a)	**(2,759)**	1,184	(4,120)
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate - net of tax effect (see Notes 7 and 22)	**585**	657	675
Earnings (loss) from ordinary activities excluding depreciation on appraisal increase (b)	**(₱2,174)**	₱1,841	(₱3,445)
Net income (loss)	**(₱2,610)**	₱1,267	(₱27,863)
Cash dividends on preferred stock	**(149)**	(83)	(74)
Earnings (loss) including depreciation on appraisal increase (c)	**(2,759)**	1,184	(27,937)
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate - net of tax effect (see Notes 7 and 22)	**585**	657	675
Earnings (loss) excluding depreciation on appraisal increase (d)	**(₱2,174)**	₱1,841	(₱27,262)

Shares

	2004	2003	2002
Weighted average common shares - beginning	**999,261,461**	999,261,461	1,006,311,294
Additional (cancelled) subscriptions (see Note 14)	**8,089,825**	–	(7,049,833)
Weighted average common shares - basic (e)	**1,007,351,286**	999,261,461	999,261,461
Number of shares under option (see Note 14)	**4,000,665**	12,090,490	12,090,490
Weighted average number of shares that would have been issued at fair value	**(2,308,753)**	(9,738,812)	(35,676,856)
Adjusted weighted average common shares - diluted (f)	**1,009,043,198**	1,001,613,139	975,675,095

Basic Per Share Amounts

	2004	2003 (As restated - see Note 2)	2002 (As restated - see Note 2)
Income (loss) from ordinary activities:			
Including depreciation on appraisal increase (a/e)	**(₱2.739)**	₱1.185	(₱4.123)
Excluding depreciation on appraisal increase (b/e)	**(2.158)**	1.842	(3.448)
Net income (loss)			
Including depreciation on appraisal increase (c/e)	**(₱2.739)**	₱1.185	(₱27.958)
Excluding depreciation on appraisal increase (d/e)	**(2.158)**	1.842	(27.282)

Diluted Per Share Amounts

	2004	2003 (As restated - see Note 2)	2002 (As restated - see Note 2)
Net income (loss)			
Including depreciation on appraisal increase (a/f)	**(₱2.739)**	₱1.182	(₱27.958)
Excluding depreciation on appraisal increase (b/f)	**(2.158)**	1.838	(27.282)

The effect of the exercise under the Employee Stock Ownership Plan [see Note 14(b)] is anti-dilutive for the years ended December 31, 2004 and 2002. Accordingly, diluted EPS is the same as basic EPS.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

   Presented below are the Parent Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2004 and 2003, translated at the exchange rates of ₱56.280 and ₱55.586 per US$1, ₱0.546 and ₱0.5188 per JP¥1 and ₱76.602 and ₱69.378 per €1, respectively.

	2004				2003
	Foreign Currency			**Peso Equivalent**	Peso Equivalent
	Japanese Yen	**Euro**	**US Dollar**		
Monetary assets	¥–	€–	$1,171	₱65,886	₱1,318
Monetary liabilities	6,069	9	617	38,747	36,788
Net	(¥6,069)	(€9)	$554	₱27,139	(₱35,470)

b. RA No. 9136 was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The IRR were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Parent Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's subtransmission assets on November 5, 2003. This document identifies which subtransmission assets may be transferred by TransCo to qualified distribution utility companies like the Parent Company.

Also in accordance with RA No. 9136, the DOE promulgated the Wholesale Electric Spot Market (WESM) Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation of the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC on February 12, 2004.

Electric industry participants, including distribution utilities, are mandated to file a BSUP for approval of the ERC, pursuant to Section 36 of RA 9136. The Business Separation Guidelines, which provides the framework for the plans that will be filed by the industry participants, was published by the Commission on November 20, 2003 and took effect on December 5, 2003. According to the Guidelines, industry participants are required to file their proposed BSUPs on or before June 5, 2004. The Parent Company sought an extension and filed its BSUP last December 1, 2004. The first hearing of the Parent Company's BSUP filing has been set for February 28, 2005. According to the Guidelines, the plan will be subjected to public hearings prior to its approval.

The ERC, in an Order dated October 14, 2004, directed the Parent Company to reduce by 40% the level of inter-class subsidies prevailing in its unbundled charges. The Order which was implemented in the Parent Company's November 2004 billing is the first step of the inter-class subsidy removal process which will be completed in November 2005. The removal of inter-class subsidies is mandated by Section 74 of RA 9136.

In a resolution dated September 21, 2004, the ERC prescribed the timeline and the policy directions for the implementation of retail competition. According to the resolution, retail competition will start on July 1, 2006 in the Luzon Grid for end-users with an average peak demand of at least 1 MW the past 12 months prior to open access. After two years in July 2008, retail competition extends to end-users with a demand of at least 750 kw. At this stage, aggregators will be allowed to supply electricity for end-users within a contiguous area whose aggregate demand meets the 750 kw threshold. The ERC will decide on the succeeding phases of retail competition after an annual evaluation of the performance of the market. In preparation for retail competition, the ERC is in the process of drafting the rules on open access distribution service and the licensing of electricity suppliers.

The Parent Company is in the process of complying with the provisions of RA No. 9136 and the IRR.

c. The ERC in a resolution dated December 20, 2004 approved the Distribution Wheeling Rates Guidelines (DWRG). The promulgation of the guidelines is in accordance with RA 9136 which allows ERC to adopt an alternative form of internationally accepted rate setting methodology to replace the current RORB rate-setting. The DWRG is a "performance-based rate (PBR) setting" methodology which establishes the maximum distribution wheeling rates that may be charged by distribution utilities for a four-year regulatory period after which it goes through a reset process. According to the ERC's December 20, 2004 resolution, distribution utilities such as the Parent Company have the option on when to be subject to the DWRG, which can start from mid-2007 to as late as mid-2011. Distributors that opt to start in the later periods will continue to be under RORB-regulation in the interim. On January 14, 2005, the Parent Company signified to ERC its intention to enter PBR in mid-2007.

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors
On Supplementary Schedules

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited in accordance with generally accepted auditing standards, the financial statements of Manila Electric Company and the consolidated financial statements of Manila Electric Company and Subsidiaries included in this Form 17-A and have issued our report thereon dated April 5, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's Rule 68.1 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Sycip Gorres Velayo & Co

Maria Vivian G. Cruz
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 1195841, January 3, 2005, Makati City

April 5, 2005

MANILA ELECTRIC COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
Form 17-A, Item 7
December 31, 2004

Consolidated Financial Statements

Supplementary Schedules

---

* *These schedules, which are required by SRC Rule 68.1, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's consolidated financial statements.*

MANILA ELECTRIC COMPANY

SCHEDULE "B" - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS EMPLOYEES, AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)

AS OF DECEMBER 31, 2004

(Amounts in Millions)

Name and Designation of Debtor	Beginning Balance	Additions	Deductions		Current	Non-Current	Ending Balance
			Amount Collected	Amount Written-Off			
Car Loan	157	0	46	0	111	0	111
Employees stock option plan	9	46	29	1	25	0	25
T o t a l s	**166**	**46**	**75**	**1**	**136**	**0**	**136**

MANILA ELECTRIC COMPANY

SCHEDULE "E" - INTANGIBLE ASSETS - OTHER ASSETS

FOR THE YEAR-ENDED DECEMBER 31, 2004

(Amounts in Millions)

Name and Designation of Debtor	Beginning Balance	Additions At Cost	Deductions		Other Changes Additions/ (Deductions)	Ending Balance
			Charged to Costs and Expenses	Charged to Other Accounts		
Deferred Charges	788	0	788	0	0	0
T o t a l s	**788**	**0**	**788**	**0**	**0**	**0**

MANILA ELECTRIC COMPANY

SCHEDULE "I" - CAPITAL STOCK

AS OF DECEMBER 31, 2004

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Options, Warrants Conversions, and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Preferred Shares	300,000,000	229,531,445	NIL	NIL	NIL	229,531,445
Common Shares	1,080,000,000	1,007,351,286	4,000,665	NIL	20,211,364	987,139,922

Note: Refer to No. 12 (Stockholders' Equity) of Notes to Financial Statements for additional information.